ANNUAL INFORMATION FORM
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2025

MARCH 25, 2026

SUITE 501, 543 GRANVILLE STREET
VANCOUVER, B.C. V6C 1X8

METALLA ROYALTY & STREAMING LTD.
ANNUAL INFORMATION FORM
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2025

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INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

This annual information form ("AIF") contains "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable securities legislation. The forward-looking statements are provided as of the date of this AIF and Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") does not intend to and does not assume any obligation to update forward-looking statements, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward-looking statements.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

The forward-looking statements are based on reasonable assumptions that have been made by Metalla as at the date hereof and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Metalla to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

  risks related to commodity price fluctuations;
  the absence of control over mining operations from which Metalla will purchase precious metals pursuant to gold streams, silver streams and other agreements (collectively, "Streams" and each individually a "Stream") or from which it will receive royalty payments pursuant to net smelter returns ("NSR Royalties"), gross overriding royalties ("GOR Royalties"), gross value royalties ("GVR Royalties") and other royalty agreements or interests (collectively, "Royalties" and each individually a "Royalty") and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined;
  risks related to exchange rate fluctuations;
  that payments in respect of Streams and Royalties may be delayed or may never be made;
  risks related to Metalla's reliance on public disclosure and other information regarding the mines or projects underlying its Streams and Royalties;
  that some Royalties or Streams may be subject to confidentiality arrangements that limit or prohibit disclosure regarding those Royalties and Streams;
  business opportunities that become available to, or are pursued by, Metalla;
  that Metalla's cash flow is dependent on the activities of others;
  that Metalla has had negative cash flow from operating activities in the past;
  that some Royalty and Stream interests are subject to rights of other interest-holders;
  that Metalla's Royalties and Streams may have unknown defects;
  risks related to Metalla's two material assets, the Côté Property (as defined below) and the Taca Taca Property (as defined below);
  risks related to global financial conditions;
  risks related to geopolitical events and other uncertainties, such as the conflict in the Middle East and Ukraine;
  risks related to epidemics, pandemics or other public health crises, and the spread of viruses or pathogens, and the potential impact thereof on Metalla's business, operations and financial condition;
  that Metalla is dependent on its key personnel;

  risks related to Metalla's financial controls;
  dividend policy and future payment of dividends;
  competition among mineral royalty companies and other participants in the global mining industry;
  that project operators may not respect contractual obligations;
  that Metalla's Royalties and Streams may be unenforceable;
  risks related to potential conflicts of interest of Metalla's directors and officers;
  that Metalla may not be able to obtain adequate financing in the future;
  risks related to Metalla's current credit facility and financing agreements;
  litigation;
  interpretation by government entities of tax laws or the implementation of new tax laws;
  changes in tax laws impacting Metalla;
  risks related to anti-bribery and anti-corruption laws;
  credit and liquidity risk;
  risks related to Metalla's information systems and cyber security;
  risks posed by activist shareholders;
  that Metalla may suffer reputational damage in the ordinary course of business;
  risks related to acquiring, investing in or developing resource projects;
  risks applicable to owners and operators of properties in which Metalla holds an interest;
  exploration, development and operating risks;
  risks related to climate change;
  environmental risks;
  that the exploration and development activities related to mine operations are subject to extensive laws and regulations;
  that the operation of a mine or project is subject to the receipt and maintenance of permits from governmental authorities;
  risks associated with the acquisition and maintenance of mining infrastructure;
  that Metalla's success is dependent on the efforts of operators' employees;
  risks related to mineral resource and mineral reserve estimates;
  that mining depletion may not be replaced by the discovery of new mineral reserves;
  that operators' mining operations are subject to risks that may not be insured against;
  risks related to land title;
  risks related to international operations;
  risks related to operating in countries with developing economies;
  risks related to construction, development and expansion of mines or projects;
  risks associated with operating in areas that are presently, or were formerly, inhabited or used by indigenous peoples;
  that Metalla is required, in certain jurisdictions, to allow individuals from that jurisdiction to hold nominal interests in Metalla's subsidiaries in that jurisdiction;
  the volatility of the stock market;
  that existing securityholders may be diluted;
  risks related to Metalla's public disclosure obligations;
  risks associated with future sales or issuances of debt or equity securities;
  that there can be no assurance that an active trading market for Metalla's securities will be sustained;
  risks related to the enforcement of civil judgments against Metalla; and
  risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws,

as well as those factors discussed under the heading "Risk Factors" in this AIF.

Forward-looking statements included in this AIF include statements regarding:

  the completion of future transactions;
  our plans and objectives;
  our future financial and operational performance;
  expectations regarding the Streams of Metalla;
  royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each Royalty;
  the future outlook of Metalla and the mineral reserves and resource estimates for the Côté Property, the Taca Taca Property, and other properties with respect to which the Company has or proposes to acquire an interest;
  the expected output, costs, and date of commercial production for the Côté Property, the Taca Taca Property, and other properties with respect to which the Company has or proposes to acquire an interest;
  future gold and silver prices;
  other potential developments relating to, or achievements by, the counterparties for our Stream and Royalty agreements, and with respect to the mines and other properties in which we have, or may acquire, a Stream or Royalty interest;
  estimates of future production, costs and other financial or economic measures;
  prospective transactions, growth and achievements;
  financing and adequacy of capital; and
  future payment of dividends.

Estimates of mineral resources and mineral reserves are also forward-looking statements because they involve estimates of mineralization that will be encountered in the future, and projections regarding other matters that are uncertain, such as future costs and commodity prices.

Forward-looking statements are based on a number of material assumptions, which management of Metalla believe to be reasonable, including, but not limited to, the continuation of mining operations from which Metalla will purchase precious or other metals or in respect of which Metalla will receive Royalty payments, that commodity prices will not experience a material decline, mining operations that underlie Streams or Royalties will operate in accordance with disclosed parameters and achieve their stated production outcomes and such other assumptions as may be set out herein.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Investors and readers of this AIF should also carefully review the risk factors set out in this AIF under the heading "Risk Factors".

Technical and Third-Party Information and Cautionary Note for United States Readers

Except where otherwise stated, the disclosure in this AIF relating to properties and operations in which Metalla holds Royalty, Stream or other interests, including the disclosure in this AIF under the heading "Material Assets" is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Metalla. Specifically, as a Royalty or Stream holder, Metalla has limited, if any, access to properties on which it holds Royalties, Streams, or other interests in its asset portfolio. The Company may from time to time receive operating information from the owners and operators of the mining properties, which it is not permitted to disclose to the public. Metalla is dependent on, (i) the operators of the mining properties and their qualified persons to provide information to Metalla, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which the Company holds Royalty, Stream or other interests, and may have limited or no ability to independently verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some reported public information in respect of a mining property may relate to a larger property area than the area covered by Metalla's Royalty, Stream or other interest. Metalla's Royalty, Stream or other interests may cover less than 100% of a specific mining property and may only apply to a portion of the publicly reported mineral reserves, mineral resources and or production from a mining property.

As at the date of this AIF the Company considers its Royalty and Stream interests in a portion of the Côté deposit and all of the Gosselin deposit which form the Côté gold project (collectively, the "Côté Property") and in the Taca Taca copper-gold-molybdenum project in Salta Province, Argentina ("Taca Taca Property" or "Taca Taca Project") to be its only material mineral properties for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). Information included in this AIF with respect to the Côté Property and with respect to the Taca Taca Property has been prepared in accordance with the exemption set forth in section 9.2 of NI 43-101.

Unless otherwise noted, the disclosure contained in this AIF of a scientific or technical nature for the Côté Property is based on the technical report entitled "Technical Report on the Côté Gold Project, Ontario, Canada - Report for NI 43-101" having an effective date of June 30, 2022 which technical report was prepared for IAMGOLD Corporation ("IAMGOLD"), and filed under IAMGOLD's SEDAR+ profile on www.sedarplus.ca, and information that has been provided by IAMGOLD and/or has been sourced from their news releases with respect to the Côté Property.

Unless otherwise noted, the disclosure contained in this AIF of a scientific or technical nature for the Taca Taca Property is based on the amended and restated technical report entitled "Taca Taca Project - Salta Province, Argentina -NI 43-101 Technical Report" having an effective date of December 31, 2025, which technical report was prepared for First Quantum Minerals Ltd. ("First Quantum") and filed under First Quantum's SEDAR+ profile on www.sedarplus.ca, and information that has been provided by First Quantum and/or has been sourced from their news releases with respect to the Taca Taca Property.

Unless otherwise indicated, all of the mineral reserves and mineral resources disclosed in this AIF have been prepared in accordance with NI 43-101. Canadian standards for public disclosure of scientific and technical information concerning mineral projects differ significantly from the requirements adopted by the United States Securities and Exchange Commission (the "SEC").

Accordingly, the scientific and technical information contained in this AIF, including estimates of mineral reserves and mineral resources, may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Charles Beaudry, M.Sc., P.Geo. and géo. for Metalla and a "Qualified Person" under NI 43-101 has reviewed and approved the written scientific and technical disclosure contained in this AIF.

Currency Presentation

All dollar amounts referenced as "C$", "CAD" or "CAD$" are references to Canadian dollars, all references to "$", "US$", "USD" or "USD$" are references to United States dollars.

CORPORATE STRUCTURE

Metalla was incorporated on May 11, 1983 pursuant to the Company Act (British Columbia) under the name Cactus West Explorations Ltd. The Company's name was changed to Cimarron Minerals Ltd. and its share capital was consolidated on a five (old) for one (new) basis, on April 29, 1996. On May 1, 2000, the Company's name was changed to DiscFactories Corporation, and its share capital was consolidated on a two (old) for one (new) basis and the Company was continued into the federal jurisdiction under the Canada Business Corporations Act. On February 20, 2007, the Company completed a change of business transaction pursuant to which it changed its name from DiscFactories Corporation to Excalibur Resources Ltd. On January 11, 2010, its share capital was consolidated on an eight (old) for one (new) basis. On December 1, 2016 it changed its name from Excalibur Resources Ltd. to Metalla, and completed a share consolidation on a three (old) for one (new) basis. On November 16, 2017, Metalla continued under the Business Corporations Act (British Columbia) ("BCBCA").

On December 17, 2019 (the "Effective Date"), Metalla completed a share consolidation (the "Share Consolidation") on a one common share of the Company ("Common Share") (new) to four Common Shares (old) basis. Unless otherwise indicated in this AIF, all references to Common Shares, Common Share purchase warrants, stock options or RSUs issued prior to the Effective Date (collectively, the "Consolidated Securities"), including the exercise price and/or conversion prices in respect to any of the Consolidated Securities, have been adjusted to reflect this Share Consolidation.

On December 1, 2023, Metalla acquired all of the issued and outstanding common shares (the "Nova Shares") in the capital of Nova Royalty Corp. ("Nova"), by way of a court-approved plan of arrangement. In consideration for the Nova Shares, Metalla issued Common Shares to the former Nova shareholders. See "General Development of the Business - Current Business of Metalla - 3 Year History - Arrangement with Nova Royalty Corp." for additional information.

The Company's head office is located at 501-543 Granville Street, Vancouver, British Columbia, V6C 1X8, Canada. The Company's registered and records office is located at Suite 2700, 1133 Melville Street, Vancouver, British Columbia, V6E 4E5, Canada.

The Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. As at the date of this AIF, the Common Shares are listed on the TSX Venture Exchange (the "TSXV") under the symbol "MTA", on the Frankfurt Exchange under the Symbol "X9C", and on the NYSE American stock exchange ("NYSE") under the symbol "MTA".

The Company has ten (10) material subsidiaries: (i) ValGold Resources Ltd. which was incorporated under the laws of British Columbia; (ii) MTA Royalty & Streaming Pty Ltd. which was incorporated under the laws of Australia; (iii) Royalty & Streaming Mexico, S.A. de C.V. which was incorporated under the laws of Mexico; (iv) Metalla America Ltd. ("MTA America") which was incorporated under the laws of the State of Delaware; (v) Nueva Royalty Ltd. which was incorporated under the laws of British Columbia; and (vi) Nova Royalty Corp. which was incorporated under the laws of British Columbia. MTA America has three wholly-owned subsidiaries, (i) Idaho Resources Corporation, which was incorporated under the laws of Nevada, (ii) Genesis Gold Corporation ("Genesis"), which was incorporated under the laws of Utah, and (iii) Geological Services Inc. ("GSI"), which was incorporated under the laws of Utah. Nova has one wholly owned subsidiary, Nova Royalty USA Corp., which was incorporated under the laws of the State of Delaware.

Inter-Corporate Relationships

The chart below illustrates the Company's material inter-corporate relationships as at the date hereof:

GENERAL DEVELOPMENT OF THE BUSINESS

Current Business of Metalla - 3 Year History

Acquisitions

Metalla acquires Portfolio of Royalties from Alamos Gold

On February 23, 2023, the Company acquired one silver stream and three royalties from Alamos Gold Inc. for 939,355 Common Shares at a price of US$5.3228 per share (representing the 20-day volume-weighted average price on the NYSE American at signing).

  Esperanza: 20% silver Stream over the Esperanza project owned by Zacatecas Corp. ("Zacatecas") (TSXV: ZAC) located in Mexico;

  Fenn Gibb South: 1.4% NSR Royalty on the Fenn Gibb South project owned by Mayfair Gold Corp. ("Mayfair") (TSX: MFG) located in Ontario, Canada;

  Ronda: 2.0% NSR Royalty on the Ronda project owned by PTX Metals Inc. ("PTX") (CSE: PTX) located in Ontario, Canada; and

  Northshore West: 2.0% NSR Royalty on the Northshore West property owned by Newpath Resources Inc. ("Newpath") (CSE: RDY) located in Ontario, Canada.

Metalla acquires Lama Royalties

On March 9, 2023, Metalla completed the acquisition of one half of an existing 5% to 7.5% step scale gross gold proceeds royalty (constituting a 2.5% to 3.75% step scale gross gold proceeds royalty payable to Metalla) that is payable on gold bullion and unrefined gold, and one half of an existing 0.5% to 6% sliding scale NSR Royalty (constituting a 0.25% to 3.0% sliding scale NSR Royalty payable to Metalla) on copper and all other minerals (other than silver and gold), extracted from the Lama project owned and operated by a wholly-owned subsidiary of Barrick Gold Corporation ("Barrick Gold"), from an arm's length third party for $2.5 million in cash and 466,827 Common Shares at a price of $5.3553 per share (representing $2.5 million priced on the 15-day volume-weighted average price on the NYSE at signing). A cash payment of $1.25 million was paid to the third party on March 17, 2026 and a final cash payment of $1.25 million will be due to the third party on January 4, 2027.

Amendment to Castle Mountain Royalty

On March 30, 2023, the Company signed an amendment with the arm's length seller of the South Domes portion of the Castle Mountain gold mine ("Castle Mountain") owned by Equinox Gold Corp. ("Equinox Gold") royalty to extend the maturity date of the $5.0 million Castle Mountain loan from June 1, 2023, to April 1, 2024. This loan was fully repaid on April 1, 2024.

Sale of Cortez Mineral Claims

On June 30, 2023, the Company sold the JR mineral claims that make up the Pine Valley property ("Pine Valley Property") which is part of the Cortez complex in Eureka County, Nevada, to Nevada Gold Mines, LLC, an entity formed by Barrick Gold and Newmont Corporation ("Newmont") (NYSE: NEM), for $5.0 million in cash. Metalla has retained a 3.0% NSR Royalty on the Pine Valley Property.

Acquisition of Nova Royalty Corp.

On September 7, 2023, Metalla and Nova entered into an arrangement agreement (the "Arrangement Agreement"), pursuant to which Metalla agreed to acquire all of the issued and outstanding Nova Shares by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement").

On December 1, 2023, the Arrangement was completed and Nova became a wholly-owned subsidiary of Metalla. Under the terms of the Arrangement, (i) each former Nova shareholder received 0.36 (the "Exchange Ratio") of a Common Share per each Nova Share held immediately prior to the completion of the Arrangement; (ii) Nova options became immediately vested, and such Nova options were exchanged for replacement options (the "Replacement Options") exercisable for Common Shares at the Exchange Ratio; and (iii) each restricted share unit of Nova that was outstanding immediately prior to completion of the Arrangement was deemed to be fully vested and settled in Nova Shares, which Nova Shares participated in the Arrangement.

The Nova Shares were de-listed from the TSXV on close of business of December 5, 2023, and Nova was granted an order that it ceased to be a reporting issuer in each of the provinces of Canada on December 28, 2023.

Purchase of additional stake in Côté and Gosselin

On October 31, 2025, the Company completed the acquisition of an additional 0.15% interest in an NSR Royalty on the Côté Property, which includes a portion of the Côté Gold Mine and all of the Gosselin project, for total consideration of C$3.4 million in cash from an arm's length seller. Metalla's now holds a consolidated 1.5% of the NSR Royalty on the Côté Property.

Financings

Revolving Credit Facility

On June 24, 2025, Metalla entered into a definitive agreement with Bank of Montreal ("BMO") and National Bank Financial ("NBF") for a revolving credit facility that allows the Company to borrow up to $40 million (the "Revolving Credit Facility") with an accordion feature for an additional $35 million of availability (the "Accordion"), subject to satisfaction of certain conditions.

Key terms of the Revolving Credit Facility include:

  Purpose: the Revolving Credit Facility will be available for general corporate purposes and to finance acquisitions and investments;

  Maturity date: the Revolving Credit Facility will have an initial term of 3 years, which is extendable annually for one year on the mutual agreement of Metalla, BMO, and NBF;

  Availability: the Revolving Credit Facility may be drawn in USD Base Rate Advances (as defined in the Revolving Credit Facility) or Term Benchmark Advances (as defined in the Revolving Credit Facility).

  Interest rate:

    USD Base Rate Advances will bear an interest rate equal to a base rate plus applicable margin; and

    Term Benchmark Advances will bear an interest rate equal to the Secured Overnight Financing Rate ("SOFR") plus 2.50% to 3.50% per annum depending on the Company's leverage ratio;

  Standby fee: the undrawn portion of the Revolving Credit Facility is subject to standby fee of 0.56% to 0.79% per annum depending on the Company's leverage ratio;

  Financial Covenants: the Revolving Credit Facility requires the Company to meet certain financial covenants including a net leverage ratio, an interest coverage ratio, and minimum liquidity amount; and

  Security: the Revolving Credit Facility is secured by certain assets of the Company and its material subsidiaries.

BMO is the administrative agent of the Facility, and BMO and NBF are co-lead arrangers and joint bookrunners.

Upon close, the Company drew down $13.1 million from the Revolving Credit Facility which was used to settle in its entirety the outstanding loan principal together with all accrued and unpaid interest and standby fees owed under the Beedie Loan Facility (as defined below).

Amendment, Conversion and Drawdown of Beedie Loan Facility

On August 9, 2022, the Company and Beedie entered into an agreement  to extend the maturity date of its convertible loan facility (the "Beedie Loan Facility") entered into between Metalla and Beedie Capital ("Beedie"), from April 21, 2023, to January 22, 2024.

Effective March 31, 2023, the Company and Beedie entered into a supplemental agreement to amend the Beedie Loan Facility to increase the Beedie Loan Facility and extend the maturity date to May 10, 2027.

On October 19, 2023, Metalla and Beedie entered into an amended and restated convertible loan facility agreement to increase the Beedie Loan Facility in connection with the Arrangement.

Concurrent with closing of the Arrangement, Metalla drew down on the Beedie Loan Facility and paid out and discharged all obligations under Nova's convertible loan facility with Beedie (the "Nova Convertible Loan"), and the Nova Convertible Loan has been terminated.

On March 19, 2024, Beedie converted approximately C$1.5 million of the accrued and unpaid interest under the Beedie Loan Facility into 429,800 Common Shares, at a price of C$3.49 per Common Share, being the closing price of the Common Shares on the TSXV on February 20, 2024, the date that Beedie provided notice of their intention to convert.

On January 31, 2025, the Company made a payment of approximately C$2 million under the Beedie Loan Facility to repay all accrued fees reducing them to $nil and repay a portion of the outstanding accrued and unpaid interest. On February 4, 2025, Beedie converted C$1.5 million of the accrued and unpaid interest under the Beedie Loan Facility into 412,088 Common Shares, at a price of C$3.64 per Common Share, being the closing price of the Common Shares on the TSXV on January 13, 2025, the date that Beedie provided notice of their intention to convert.

Retirement of Beedie Loan Facility

On June 24, 2025, concurrently with closing of the Revolving Credit Facility, the Company fully repaid and retired the Beedie Loan Facility. The final payments to Beedie included a repayment of the principal loan balance of C$16.4 million plus C$0.7 million in accrued interest and standby fees. In connection with the retirement of the Beedie Loan Facility, certain assets secured by Beedie were released and there are no further amounts due to Beedie under the Beedie Loan Facility.

Prospectus Supplement and ATM Program

On May 27, 2022, Metalla filed a prospectus supplement qualifying the distribution of Common Shares having an aggregate sale price of up to $50 million to be sold from time to time by a syndicate of agents (the "Agents") for a new at-the-market equity program (the "ATM Program") in accordance with the terms and conditions of a new equity distribution agreement dated May 27, 2022 by and among Metalla and the Agents (the "Distribution Agreement").

From the effective date of the ATM Program until its termination on December 28, 2023, Metalla sold 1,328,079 Common Shares under the ATM Program at an average price of $5.01 per Common Share for gross proceeds of $6.6 million, with aggregate commissions paid or payable to the Agents under the Distribution Agreement and other share issue costs of $0.6 million, resulting in aggregate net proceeds of $6.0 million.

Subscription Receipt Financing

On October 23, 2023, Metalla completed a private placement, pursuant to which Beedie subscribed for 2,835,539 subscription receipts (the "Subscription Receipts") of Metalla at a price of C$5.29 per Subscription Receipt for aggregate gross proceeds of C$15.0 million (the "Financing"). As per the terms of the Financing, in connection with the completion of the Arrangement, on December 1, 2023, each Subscription Receipt converted into one Common Share without payment of additional consideration or further action on the part of Beedie, for an aggregate total of 2,835,539 Common Shares. The proceeds of the Financing were used for the acquisition of royalties and streams, transaction expenses, and general and administrative expenses of the combined company following completion of the Arrangement.

Filing of Base Shelf Prospectus

On June 28, 2024, Metalla filed a short form base shelf prospectus (the "Shelf Prospectus") with the securities regulatory authorities in each of the provinces of Canada and a corresponding registration statement on Form F-10 (the "Registration Statement") with the SEC under the Multijurisdictional Disclosure System established between Canada and the United States.

The Shelf Prospectus and the Registration Statement will enable the Company to make offerings of up to C$300 million of Common Shares, warrants, subscription receipts, units and share purchase contracts or a combination thereof of the Company from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the Shelf Prospectus and Registration Statement remains effective.

Private Placement

On July 4, 2024, in connection with the appointment of Jason Cho as President of the Company, Mr. Cho made a C$1.0 million equity investment into the Company, through the acquisition of 250,000 Common Shares at a price of C$4.00 per Common Share, by way of private placement.

Corporate Developments

Change in the Board of Directors

On May 16, 2023, Douglas Silver stepped down from the board of directors of the Company as an independent director.

Payment of Special Dividend

On July 10, 2023, the board of directors of the Company approved and declared a special dividend (the "Special Dividend") payment on the Common Shares, in the amount of C$0.03 per Common Share in cash (subject to any applicable tax withholding obligations). The Special Dividend was paid on September 15, 2023.

Departure of Vice President

On March 29, 2024, Drew Clark, Vice President Corporate Development, stepped down from the Company to pursue other opportunities.

Director Retirement

On December 5, 2023, E.B. Tucker retired from the board of directors of the Company.

Appointment of Jason Cho as President

On July 24, 2024, the Company appointed Jason Cho as President of the Company.

Appointment of Chris Beer as Director

On December 9, 2024, the Company appointed Chris Beer to the board of directors of the Company as an independent director.

Appointment of Marjorie Winslow as Corporate Secretary

On July 8, 2025, the Company appointed Marjorie Winslow as Corporate Secretary of the Company following Kim Casswell's retirement.

Subsequent Events to December 31, 2025

Departure of Vice President

On March 25, 2026, Sundeep Sara, Vice President Acquisitions, stepped down from the Company to pursue other opportunities.

DESCRIPTION OF THE BUSINESS

Metalla is a publicly traded precious metals royalty and streaming company listed on the TSXV, NYSE and Frankfurt Exchange. Metalla's business model is focused on managing and growing its portfolio of Royalties and Streams. Metalla's long-term goal is to provide its shareholders with a model which provides:

  exposure to gold, silver, and copper price optionality;

  a perpetual (in most jurisdictions), free carried, non-dilutive interest over large areas of geologically prospective lands which it acquires at no additional cost other than the initial investment;

  limited exposure to many of the risks associated with operating companies enabling management to focus on forward-looking growth opportunities;

  free cash-flow with limited to no cash calls;

  high margins that can generate cash through the commodity cycle; and

  diversity that is scalable, in which a large number of assets can be managed with a small stable overhead.

A Royalty is a non-dilutive asset level interest in an underlying mineral project that, when in production, provides topline cash relative to the percentage of the royalty. Depending on the nature of a royalty interest, the laws applicable to it and the specific project, the royalty holder is generally not responsible for, and has no obligation to contribute to operating or capital costs or environmental liabilities. An NSR Royalty is generally based on the value of production or net proceeds received by an operator from a smelter or refinery for the minerals sold. These proceeds are usually subject to deductions or charges for transportation, insurance, smelting and refining costs as set out in the agreement governing the terms of the royalty.

A Stream provides the purchaser the right to acquire all or a portion of the future metal production from a mining project at the lesser of a defined price and the market price.

Principal Product

Since inception, Metalla has deployed over $300 million, comprised of cash consideration, Common Shares, and other equity-related structures, issued to sellers across 33 transactions, amassing a portfolio of over 99 Royalties and Streams. Metalla’s portfolio provides exposure to established counterparties, including Agnico Eagle Mines Limited (“Agnico Eagle”), Polymetals Resources Ltd. (“Polymetals”), Newmont, Teck Resources Limited, Barrick Gold, G Mining Ventures Corp. (“G Mining”), IAMGOLD, First Majestic Silver Corp. (“First Majestic”), First Quantum, Aura Minerals Inc., Los Andes Copper Ltd., Anglo American plc, Hudbay Minerals Inc. (“Hudbay”), Equinox Gold, Pan American Silver Corp. (“Pan American”), Lundin Mining Corporation, Capricorn Metals Ltd. (“Capricorn Metals”), Discovery Silver Corp. (“Discovery Silver”) and many more.

The principal products of Metalla are:(i) primarily Royalty payments pursuant to Royalty agreements acquired by Metalla or entered into with mining companies and (ii) to a lesser extent precious metals that it has agreed to purchase pursuant to Stream agreements that it has entered into with mining companies. Metalla is focused on precious metal streams and royalties for gold, silver and copper.

The Company's sole material assets are its Royalty interests in the Côté Property and in the Taca Taca Property. See "Material Assets" below.

Project Statuses

For this AIF, Metalla introduced a new classification scheme for each royalty asset. The four stages are described below. Readers should note that this classification scheme is used by Metalla for purposes of categorizing its own portfolio of assets; however, such classification scheme and categorization may not necessarily be the same as, or consistent with, the classification scheme used in our financial statements and management's discussion & analysis, which is governed by the applicable financial reporting standards, or any particular owner's classification of its property:

Production: A project is considered to be in "Production" when the underlying property, or part of it, is subject to active mining to produce a payable product and the Company's Royalty is cash flowing based on this production. "Production" also includes properties that are in the later stages of their lives, such as residual leaching and stockpile processing.

Development: A project is considered to be in "Development" when the project has sufficiently initiated or completed economic studies (e.g., Preliminary Economic Assessment, Pre-Feasibility Study or Feasibility Study) or where the operator has otherwise disclosed an active plan or decision to construct mine workings including a reasonable estimate with projected costs and timeline to commence development which will lead to eventual production. In most cases, the project will have a Mineral Resource estimate and / or Mineral Reserve estimate. Generally, projects in the "Development" status will be in active construction or development towards production, while others may be sufficiently advanced pending final investment decision or receipt of permits. Developing projects also include assets which previously were in Production and have been placed on care and maintenance or assets that are currently producing but the Company's royalty does not cover the producing part of the mine.

Advanced Exploration: A project is considered to be in "Advanced Exploration" when exploration work has advanced sufficiently to prepare a Mineral Resource estimate or material exploration activities are occurring or are planned to occur that are designed to support a Mineral Resource estimate on the property. Projects with historical non-compliant technical studies or dated Mineral Resource estimates may be included in this category. Exploration work may include enhancing geological studies, drilling programs, technical studies, and any other work including permitting activities that would de-risk the project. Advanced Exploration projects may have had study work initiated or completed to better understand economic potential on the property, but which has generally not resulted in work being approved, initiated or advanced that would substantially progress the project towards development and eventual production.

Exploration: A project is considered to be "Exploration" when there has been primarily early-stage exploration activities (such as exploration drilling, geophysics, geochemical sampling, lithological / structural mapping, etc.) or insufficient exploration work to prepare a Mineral Resource estimate. In some cases, the project may have a historical Mineral Resource estimate, but without current material exploration work being performed or proposed to further advance the project.

The Royalty and Stream interests that are owned by Metalla or are under contract to be acquired that are in Production as of the date of filing this AIF:

	Property	Operator	Location	Metal(1)	Terms
1.	Aranzazu	Aura Minerals Inc.	Mexico	Cu, Au, Ag, Mo	1.0% NSR Royalty
2.	Endeavor Mine	Polymetals(2)	NSW, Australia	Zn, Pb, Ag	4.0% NSR Royalty(3)

	Property	Operator	Location	Metal(1)	Terms
3.	La Encantada	First Majestic	Mexico	Au	100.0% Gold GVR Royalty (limited to 1,000 ounces annually)
4.	La Guitarra	Sierra Madre	Mexico	Ag, Au	2.0% NSR Royalty (subject to a 1% buy back right)
5.	New Luika	Saturn Resources	Lupa Goldfields, Tanzania	Ag	Stream on 15% of Ag(4)
6.	Tocantinzinho	G Mining	Brazil	Au	0.75% GVR Royalty
7.	Wharf	Coeur Mining	South Dakota, U.S.A.	Au	1.0% GVR Royalty

The Royalty and Stream interests that are owned by Metalla or are under contract to be acquired that are in Development as of the date of filing this AIF:

	Property	Operator	Location	Metal(1)	Terms
8.	15-Mile (Hudson, Egerton-Maclean, 149 East Zone, Plenty deposit)	St. Barbara Limited	Nova Scotia, Canada	Au	1.0% NSR Royalty
9.	15-Mile (Plenty deposit and Seloam Brook prospect)	St Barbara Limited	Nova Scotia, Canada	Au	3.0% NSR Royalty (subject to 2.0% buy back for C$1.5M)
10.	Akasaba West	Agnico Eagle	Val d'Or, Canada	Au, Cu	2.0% NSR Royalty, payable after 210Koz Au (subject to a 1.0% buy back for C$7.0 million)
11.	Amalgamated Kirkland	Agnico Eagle	Kirkland Lake, Canada	Au	0.45% NSR Royalty
12.	Cap-Oeste Sur East Mine	Patagonia Gold	Santa Cruz, Argentina	Au, Ag	1.5% NSR Royalty

	Property	Operator	Location	Metal(1)	Terms
13.	Castle Mountain (South Dome)	Equinox Gold	California	Au	5% NSR Royalty
14.	Copper World and Rosemont	Hudbay/Mitsubishi Corporation(5)	USA	Cu, Mo, Ag, Au	0.315% NSR Royalty (right of first refusal for additional 0.360% NSR Royalty)
15.	Côté and Gosselin	IAMGOLD	Gogama, Canada	Au	1.50% NSR Royalty
16.	Dumont	Nion Nickel	Canada	Ni-Co	2.0% NSR Royalty (subject to a 1.0% buyback for $1 million)
17.	El Realito	Agnico Eagle	Sonora, Mexico	Au, Ag	2.0 % NSR Royalty (subject to 1.0% buy back)
18.	Esperanza	Zacatecas Silver Corp.	Mexico	Ag	20% Ag Stream
19.	Fosterville	Agnico Eagle	Victoria, Australia	Au	2.5% GVR Royalty
20.	Garrison Mine	STLLR Gold	Kirkland Lake, Canada	Au	2.0% NSR Royalty
21.	Gurupi (CentroGold)	G Mining	Para, Brazil	Au	1.0% - 2.0% NSR Royalty(6)
22.	Hoyle Pond Extension	Discovery Silver(7)	Timmins, Canada	Au	2.0% NSR, subject to 500Koz exemption
23.	Joaquin Mine(8)	Unico Silver Limited	Santa Cruz, Argentina	Au, Ag	2.0% NSR Royalty
24.	Josemaria	Lundin Mining Corporation	Argentina	Cu, Au, Ag	Right to acquire a portion of a 0.5% NPI, payable for a 10-year period(9)
25.	La Fortuna	Minera Alamos	Durango, Mexico	Au, Ag, Cu	3.5 % NSR Royalty (2.5% of the 3.5% NSR Royalty subject to cap at $4.5M)
26.	La Parrilla	Silver Storm Mining Ltd.(10)	Mexico	Ag	2.0% NSR Royalty
27.	Lama	Barrick Gold	Argentina	Au	2.5% GVR Royalty (subject to escalation up to 3.75%)

	Property	Operator	Location	Metal(1)	Terms
28.	Lama	Barrick Gold	Argentina	Cu	0.25% NSR Royalty (subject to escalation up to 3.0%)
29.	North Amalgamated Kirkland	Agnico Eagle	Kirkland Lake, Canada	Au	0.45% NSR Royalty
30.	NuevaUnion	Newmont and Teck Resources Limited	Chile	Au, Cu	2.0% NSR Royalty
31.	Santa Gertrudis	Agnico Eagle	Sonora, Mexico	Au, Ag	2.0% NSR Royalty (subject to a 1.0% buy back for $7.5M)
32.	Taca Taca	First Quantum Minerals Ltd.	Argentina	Cu, Au, Mo	0.42% NSR Royalty (subject to a buyback based on value of proven reserves in a feasibility study multiplied by the prevailing market prices of all applicable commodities)
33.	Twin Metals	Antofagasta plc	USA	Cu, Ni	2.4% NSR Royalty on copper and nickel(11)
34.	Vizcachitas	Los Andes Copper Ltd.	Chile	Cu, Ag, Mo	0.98% NSR Royalty on open pit production and 0.49% NSR on underground production from the San Jose 1/3000 claim
35.	Wasamac	Agnico Eagle	Rouyn-Noranda, Canada	Au	1.5% NSR Royalty (subject to 0.5% buy back) (12)
36.	West Timmins Extension	Pan American	Timmins, Canada	Au	1.5% NSR Royalty (subject to a 0.75% buy back)

The Royalty and Stream interests that are owned by Metalla or are under contract to be acquired that are in Advanced Exploration as of the date of filing this AIF:

	Property	Operator	Location	Metal(1)	Terms
37.	Aureus East Mine	Aurelius Minerals Inc.	Nova Scotia, Canada	Au	1.0% NSR Royalty
38.	Big Springs	Capricorn Metals(13)	Nevada	Au	2.0% NSR Royalty(14) (subject to annual advance royalty payments)
39.	Del Toro	First Majestic	Mexico	Ag	2.0% NSR Royalty
40.	Dundonald	Class 1 Nickel	Canada	Ni	1.25% NSR Royalty
41.	La Joya	Silver Dollar	Mexico	Au, Ag, Cu	2.0% NSR Royalty
42.	Lac Pelletier	Emperor Metals	Quebec, Canada	Au	1.0% NSR Royalty
43.	Plomosas	GR Silver	Mexico	Ag	2.0% NSR Royalty (subject to a 1% buy back right)
44.	Saddle North	Newmont	Canada	Cu, Au	0.25% NSR Royalty
45.	San Luis	Highlander Silver	Peru	Au, Ag	1.0% NSR Royalty
46.	San Martin	First Majestic	Mexico	Ag	2.0% NSR Royalty
47.	Tower Mountain	Thunder Gold	Thunder Bay, Canada	Au	2.0% NSR Royalty
48.	West Wall	50/50 joint venture between Anglo American plc and Glencore plc	Chile	Cu, Au, Mo	1.0% Net proceeds of production Royalty
49.	Zaruma	Pelorus Minerals	Ecuador	Au	1.5% NSR Royalty

The Royalty and Stream interests that are owned by Metalla or are under contract to be acquired that are in Exploration as of the date of filing this AIF:

	Property	Operator	Location	Metal(1)	Terms
50.	Anglo/Zeke	Nevada Gold Mines	Nevada, U.S.A.	Au	0.5% GOR Royalty
51.	Bancroft	Transition Metals Corp.	Canada	Ni-Cu-PGM	1.0% NSR Royalty
52.	Beaudoin	Explor Resources	Timmins, Canada	Au, Ag	0.4% NSR Royalty
53.	Big Island	Evolve Royalties(15)	Flin Flon, Canada	Au	2.0% NSR Royalty
54.	Bint Property	Glencore	Timmins, Canada	Au	2.0% NSR Royalty
55.	Biricu	Minaurum Gold Inc.	Guerrero, Mexico	Au, Ag	2.0% NSR Royalty (subject to a 1.0% limited buy back right)
56.	Black Ridge (Carlin East)	Ridgeline Minerals	Nevada, U.S.A.	Au	0.5% NSR (subject to annual advance royalty payments)
57.	Boulevard	Independence Gold	Yukon, Canada	Au	1.0% NSR Royalty
58.	Caldera	Not Applicable	Nevada, U.S.A.	Au	1.0% NSR Royalty
59.	Camflo Mine	Agnico Eagle	Val d'Or, Canada	Au	1.0% NSR Royalty
60.	Capricho	Copper Standard/Solaris Resources	Peru	Au, Ag	1.0% NSR Royalty
61.	Colbert/Anglo	Discovery Silver(7)	Timmins, Canada	Au	2.0% NSR Royalty
62.	Copper King	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR Royalty

	Property	Operator	Location	Metal(1)	Terms
63.	DeSantis Mine	Loyalist Exploration Limited(16)	Timmins, Canada	Au	1.5% NSR Royalty
64.	Detour DNA	Agnico Eagle	Cochrane, Canada	Au	2.0% NSR Royalty
65.	Edwards Mine	Alamos Gold	Wawa, Canada	Au	1.25% NSR Royalty
66.	Elephant Head	Canadian Gold Miner	Canada	Au	1.0% NSR Royalty (subject to a 0.5% buyback for $0.75 million)
67.	Fenn Gibb South	Mayfair	Ontario, Canada	Au	1.4% NSR Royalty
68.	Fortuity 89	Not Applicable	Nevada, U.S.A.	Au	1-2% NSR Royalty
69.	Golden Brew	Highway 50 Gold	Nevada, U.S.A.	Au	0.5% NSR Royalty
70.	Golden Dome	Capricorn Metals(13)	Nevada, U.S.A.	Au	2.0% NSR Royalty(14) (subject to annual advance royalty payments)
71.	Goodfish Kirana	Kirkland Lake Discoveries(17)	Kirkland Lake, Canada	Au	1.0% NSR Royalty
72.	Green Springs	Orla Mining	Nevada, U.S.A.	Au	2.0% NSR Royalty
73.	Homathko	Transition Metals Corp.	Canada	Au	1.0% NSR
74.	Janice Lake	Forum Energy Metals	Canada	Cu-Ag	1.0% NSR Royalty (subject to a 0.375% buyback for $0.75 million prior to commercial production)
75.	Jersey Valley	Not Applicable	Nevada, U.S.A.	Au	2.0% - 3.0% NSR Royalty
76.	Kings Canyon	Infield Minerals Corp.(18)	Utah, U.S.A.	Au	2.0% NSR Royalty(14)

	Property	Operator	Location	Metal(1)	Terms
77.	Kirkland-Hudson	Agnico Eagle	Kirkland Lake, Canada	Au	2.0% NSR Royalty
78.	La Luz	First Majestic	Mexico	Ag	2.0% NSR Royalty
79.	Los Patos	Private Party	Venezuela	Au	1.5% NSR Royalty
80.	Los Tambos	Copper Standard Resources	Peru	Au	1.0% NSR Royalty
81.	Maude Lake	Transition Metals Corp.	Canada	Ni-Cu-PGM	1.0% NSR Royalty
82.	Mirado Mine	Kirkland Lake Discoveries(19)	Kirkland Lake, Canada	Au	1.0% NSR Royalty and Option
83.	Montclerg	GFG Resources	Timmins, Canada	Au	1.0% NSR Royalty
84.	Northshore West	Newpath	Ontario, Canada	Au	2.0% NSR Royalty
85.	Nub East	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR Royalty
86.	NWT	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR Royalty
87.	Orion	Minera Frisco	Mexico	Au, Ag	2.75% NSR Royalty(12)
88.	Pelangio Poirier	Pelangio Exploration	Timmins, Canada	Au	1.0% NSR Royalty
89.	Pine Valley	Nevada Gold Mines	Nevada, U.S.A.	Au	3.0% NSR Royalty
90.	Pinnacle	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR Royalty
91.	Pucarana	Buenaventura	Peru	Au	Option - 1.8% NSR Royalty
92.	Red Hill	Not Applicable	Nevada, U.S.A.	Au	1.5% GOR Royalty
93.	Ronda	PTX Metals(20)	Ontario, Canada	Au	2.0% NSR Royalty (subject to 1.0% buy back right)

	Property	Operator	Location	Metal(1)	Terms
94.	Saturday Night	Transition Metals Corp.	Canada	Ni-Cu-PGM	1.0% NSR Royalty
95.	Sirola Grenfell	Record Gold Corp.	Kirkland Lake, Canada	Au	0.25% NSR Royalty
96.	Solomon's Pillar	Private Party	Greenstone, Canada	Au	1.0% NSR Royalty
97.	TVZ Zone	Discovery Silver(7)	Timmins, Canada	Au	2.0% NSR Royalty
98.	West Matachewan	Laurion / Canadian Gold Miner	Canada	Au	1.0% NSR Royalty (subject to a 0.5% buyback for $0.75 million)
99.	Wollaston	Transition Metals Corp.	Canada	Cu-Ag	1.0% NSR Royalty

Notes:

(1) "Au" means gold, "Ag" means silver, "Pb" means lead, "Zn" means Zinc, "Cu" means copper, "Mo" means Molybdenum, "Ni" means Nickel and "PGM" means platinum group metals.

(2) On March 28, 2023, Polymetals announced that it has acquired a 100% interest in the Endeavor mine.

(3) Metalla converted its 100% silver stream in the Endeavor mine into a 4.0% NSR Royalty on all lead, zinc and silver produced from those mining tenements.

(4) The silver stream agreement relating to the New Luika gold mine will terminate on March 31, 2026.

(5) On January 12, 2026, Hudbay announced the completion of a strategic investment from Mitsubishi Corporation for a 30% joint venture interest in the subsidiary holding Copper World.

(6) The Royalty is comprised of (a) a 1.0% NSR Royalty on the first 500Koz of gold or gold equivalents commencing at the earlier of the production of 5Koz or commercial production; (b) a 2.0% NSR on production exceeding 500Koz of gold or gold ounce equivalents up to 1,500Koz of gold or gold ounce equivalents; and (c) a perpetual 1.0% NSR on all ounces of gold or gold ounce equivalents in excess of 1,500Koz.

(7) On April 16, 2025, Discovery Silver announced that it has acquired a 100% interest in the Porcupine complex, including the Hoyle Pond Extension, the TVZ Zone and the Colbert/Anglo properties, from Newmont.

(8) The mine was previously classified as production; however, it was placed on care and maintenance. As such, the Company has reclassified it as a development stage property.

(9) Metalla currently expects to acquire, through Nova, approximately 16.7% of an existing 0.5% net profit interest ("NPI") Royalty on the Josemaria copper-gold-silver project in San Juan, Argentina, owned by Lundin Mining Corporation (approximately 0.08325% NPI) for total aggregate consideration of $2.4 million, with a right of first refusal over an additional 16.7% of the royalty (approximately 0.08325% NPI).

(10) On August 14, 2023, Silver Storm Mining Ltd. (formerly known as Golden Tag Resources Ltd.) announced that it has acquired a 100% interest in the La Parrilla property from First Majestic.

(11) The total royalty payable is ½ of the U.S. Government royalty, which was most recently quoted at 4.8%. The U.S. government royalty is subject to change, which would change the royalty payable to Metalla. The royalty currently payable to Nova is calculated in the following formula: 4.8% * ½ * 1/3 * ore mined * grade mined * applicable prices of copper and nickel. The royalty is calculated on the basis of contained metal in ore by multiplying ore mined by the grade of the material - and does not subtract the usual deductions due to recoveries, payabilities, TC/RCs, and other applicable operating costs. The 1/3 multiplier in the royalty calculation formula is the mechanism by which those usual costs are captured. In the technical report, copper reserves are calculated using recoveries of 94.0% and payabilities of 76.4% and nickel reserves are calculated using recoveries of 60.8% and payabilities of 70.8%.

(12) Not currently owned by Metalla. Under contract to be acquired subject to customary closing conditions.

(13) On November 24, 2025, Capricorn Metals Ltd. announced that it has acquired a 100% interest in Warriedar Resources Limited, which holds the Big Springs and Golden Dome projects.

(14) 1.0% NSR Royalty for encumbered claims.

(15) On December 15, 2025, Voyageur Mineral Explorers Corp. announced it completed a business combination with Evolve Strategic Element Royalties Ltd. and changed its names to Evolve Royalties Ltd.

(16) On February 26, 2026, Loyalist Exploration Limited announced that it has acquired the DeSantis property from Canadian Gold Miner Corp.

(17) Formerly Warrior Gold Inc. prior to a name change announced on May 15, 2023.

(18) On June 25, 2024, Infield Minerals Corp. announced that it has acquired an option agreement to acquire 100% interest in the Kings Canyon property.

(19) On March 3, 2026, Kirkland Lake Discoveries Corp. announced that it has acquired a 100% interest in the Mirado mine from Orecap Invest Corp.

(20) Formerly Platinex Inc. prior to a name change announced on February 26, 2024.

Further details regarding the purchase agreements entered into by Metalla in respect of certain Stream and Royalty acquisition agreements with respect to development or production properties can be found under the heading General Development of the Business above.

Competitive Conditions

Metalla will compete with other companies that operate in the Stream and Royalty market segment to acquire Streams and Royalties. Metalla will also compete with companies that provide financing to mining companies. Metalla also competes with other precious metals focused companies for capital and human resources. See section "Description of the Business - Risk Factors - Competition".

Components

Metalla expects to purchase or acquire Royalties or Streams as previously described above under the heading Description of the Business.

Employees

As at the date of this AIF, Metalla has a total of 7 full-time and 2 part-time employees. No management functions of Metalla are performed to any substantial degree by persons other than the directors and executive officers of the Company.

Foreign Operations

Metalla currently purchases or expects to purchase precious or other metals or receives or expects to receive payments under Royalties from mines or operations in Australia, Argentina, Mexico, Canada, Tanzania, Peru, Chile, Brazil, Venezuela and the United States. Metalla may in the future purchase precious metals or receive payments under Royalties from mines or operations in other countries. Changes in legislation, regulations or governments in such countries are beyond Metalla's control and could adversely affect the Company's business. Metalla may also be exposed to political, economic or other risks and uncertainties, including a risk of war or civil unrest. In particular, the Company's business could be materially adversely affected by the conflict in the Middle East or between Russia and Ukraine, which could in turn have potential impacts on commodity prices and negative implications on the financial markets. The effect of these factors cannot be predicted with any accuracy by Metalla or its management. See section "Description of the Business - Risk Factors - International Interests" in this AIF.

RISK FACTORS

Investing in the securities of the Company is speculative and involves a high degree of risk due to the nature of our business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially and adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, contained herein, each of which could cause purchasers of our securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects.

Investors should carefully consider all of the information disclosed in this AIF prior to investing in the securities of Metalla. In addition to the other information presented in this AIF, the following risk factors should be given special consideration when evaluating an investment in such securities. These risk factors could materially affect Metalla's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to Metalla. The risk factors described in this AIF are not the only risks that Metalla faces. Additional risks or uncertainties that Metalla does not have any knowledge of or are currently deemed as immaterial, could also materially adversely affect Metalla.

Risks Relating to Metalla

Changes in Commodity Prices that underlie Royalty, Stream or Other Interests

The price of Metalla's Common Shares may be significantly affected by declines in commodity prices. The revenue derived by Metalla from its asset portfolio will be significantly affected by changes in the market price of commodities that underlie the Royalty, Stream or other investments or interests of Metalla. Metalla's revenue is particularly sensitive to changes in the price of gold and silver. Any future cash flow derived from silver Streams is dependent on the future price of silver. The price of gold, silver and other commodities fluctuates daily and are affected by factors beyond the control of Metalla, including levels of supply and demand, industrial development, inflation and interest rates, the U.S. dollar's strength and geo-political events. External economic factors that affect commodity prices can be influenced by changes in international investment patterns, monetary systems and political developments.

The Chinese market is a significant source of global demand for commodities. A sustained slowdown in China's growth or demand, or a significant slowdown in other markets, in either case, that is not offset by reduced supply or increased demand from other regions could have an adverse effect on the price and/or demand for the products in respect of which we have Streams, Royalties or other interests.

All commodities, by their nature, are subject to wide price fluctuations and future material price declines will result in a decrease in revenue and may cause a suspension or termination of production by relevant operators, which would result in a complete cessation of revenue from applicable Royalties, Streams or working interests. Even if Metalla works to ensure a diversification of commodities that underlie its Royalties, Streams and other interests, the commodity market trends are cyclical in nature and a general downturn in commodity prices could result in a significant decrease in overall revenue.

Metalla Has No Control Over Mining Operations

Metalla is not directly involved in the operation of mines. The revenue Metalla may derive from its portfolio of Royalty and Stream assets and other interests is based entirely on production from third-party mine owners and operators. Metalla is party to precious metal purchase agreements to purchase a certain percentage of precious metals or other metals produced by certain mines and operations and Metalla expects to receive payments under Royalty agreements based on production from certain mines and operations, however, Metalla will not have a direct interest in the operation or ownership of those mines and projects. The owners and operators generally will have the power to determine the manner in which the properties are exploited, including decisions to expand and continue or reduce, suspend or discontinue production from a property, to make decisions about the marketing of products extracted from the property and to make decisions to advance exploration efforts and conduct development of non producing properties. The interests of third-party owners and operators and those of Metalla in respect of a relevant project or property may not always be aligned. The inability of Metalla to control the operations for the properties in which it has a Royalty, Stream or other interest may result in a material adverse effect on the profitability of Metalla, the results of operations of Metalla and its financial condition. Except in a limited set of circumstances as may be specified in respect of a specific Stream, Royalty or other interest, Metalla will not receive compensation if a specific mine or operation fails to achieve or maintain production or if the specific mine or operation is closed or discontinued. In addition, a number Mining Operations (as defined below) are currently in exploration stage and may not commence commercial production and there can be no assurance that if such operations do commence production that they will achieve profitable and continued production levels. In addition, the owners or operators may take action contrary to policies or objectives of Metalla; be unable or unwilling to fulfill their obligations under their agreements with Metalla; have difficulty obtaining or be unable to obtain the financing necessary to move projects forward; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator's ability to perform its obligations under arrangements with Metalla. Metalla is also subject to the risk that a specific mine or project may be put on care and maintenance or have its operations suspended, on both a temporary or permanent basis.

The owners or operators of the projects or properties in which Metalla holds a Royalty, Stream or other interest may from time to time announce transactions, including the sale or transfer of the projects or of the operator itself, over which Metalla has little or no control. If such transactions are completed it may result in a new operator controlling the project, who may or may not operate the project in a similar manner to the current operator which may positively or negatively impact Metalla. If any such transaction is announced, there is no certainty that any such transaction will be completed, or completed as announced, and any consequences of such non completion on Metalla may be difficult or impossible to predict.

Metalla is subject to the risk that Mining Operations may shut down on a temporary or permanent basis due to issues including but not limited to economic conditions, lack of financial capital, flooding, fire, pandemics, weather related events, mechanical malfunctions, community or social related issues, social unrest, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings ponds, expropriation and other risks. These issues are common in the mining industry and can occur frequently. There is a risk that the carrying values of Metalla's assets may not be recoverable if the mining companies operating the Mining Operations cannot raise additional finances to continue to develop those assets. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mining Operations becoming uneconomic resulting in their shutdown and closure. Metalla is not entitled to purchase gold, silver or other commodities, receive royalties or other economic benefit from the Mining Operations if no gold, silver or other commodities are produced from the Mining Operations.

Variations in Foreign Exchange Rates

Foreign exchange rates have seen significant fluctuation in recent years. Effective September 1, 2020, Metalla's presentation currency is the United States dollar. However, Metalla maintains an office and employees in Canada and a material portion of its expenditures are incurred in Canadian dollars. In addition, certain of Metalla's Royalties require or permit payment in, or are based on calculations using, currencies other than United States dollars. For example, the Royalty on the Cap-Oeste Sur East ("COSE") mine provides that payment may be made in either Argentinian Pesos or United States dollars at the option of the payor. As a result, Metalla is subject to foreign currency exchange risk. Metalla has not hedged its exposure to currency fluctuations. A depreciation in the value of the United States dollar against the Canadian dollar or one or more of the currencies in which Metalla receives payments under the Royalties and Streams could have a material adverse effect on the profitability of Metalla, its results of operations and financial condition.

Delay Receiving or Failure to Receive Payments

Metalla is dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of the relevant mines and mineral properties underlying Metalla's Streams and Royalties. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, recovery by the operators of expenses incurred in the operation of the Royalty or Stream properties, the establishment by the operators of reserves for such expenses or the insolvency of the operator. Metalla's rights to payment under the Royalties and Streams must, in most cases, be enforced by contract without the protection of the ability to liquidate a property. This inhibits Metalla's ability to collect amounts owing under its Royalties and Streams upon a default. Additionally, some agreements may provide limited recourse in particular circumstances which may further inhibit Metalla's ability to recover or obtain equitable relief in the event of a default under such agreements. In the event of a bankruptcy of an operator or owner, it is possible that an operator may claim that Metalla should be treated as an unsecured creditor and, therefore, have a limited prospect for full recovery of revenue and a possibility that a creditor or the operator may claim that the Royalty or Stream agreement should be terminated in the insolvency proceeding. Failure to receive payments from the owners and operators of the relevant properties or termination of Metalla's rights may result in a material and adverse effect on Metalla's profitability, results of operations and financial condition.

Reliance on Third-Party Reporting

Metalla relies on public disclosure and other information regarding specific mines or projects that is received from the owners or operators of the mines or other independent experts, and certain of such information is included in this AIF. The information received may be susceptible to being imprecise as a result of it being compiled by certain third parties. The disclosure created by Metalla may be inaccurate if the information received contains inaccuracies or omissions, which could create a material adverse effect on Metalla. Further, Metalla must rely on the accuracy and timeliness of the public disclosure and other information it receives from the owners and operators of the Mining Operations, and uses such information in its analyses, forecasts and assessments relating to its own business and to prepare its disclosure with respect to the Streams and Royalties. If the information provided by such third parties to Metalla contains material inaccuracies or omissions, the Company's disclosure may be inaccurate and its ability to accurately forecast or achieve its stated objectives may be materially impaired, which may have a material adverse effect on Metalla.

In addition, a Royalty or Stream agreement may require an owner or operator to provide Metalla with production and operating information that may, depending on the completeness and accuracy of such information, enable Metalla to detect errors in the calculation of Royalty or Stream payments that it receives. As a result, the ability of Metalla to detect payment errors through its associated internal controls and procedures is limited, and the possibility exists that Metalla will need to make retroactive revenue adjustments. Of the Royalty or Stream agreements that Metalla enters into, some may provide Metalla the right to audit the operational calculations and production data for associated payments; however, such audits may occur many months following the recognition by Metalla of the applicable revenue and may require Metalla to adjust its revenue in later periods.

As a holder of an interest in a Royalty or Stream, Metalla will have limited access to data on the operations or to the actual properties underlying the Royalty or Stream. This limited access to data or disclosure regarding operations could affect the ability of Metalla to assess the performance of the Royalty or Stream. This could result in delays in cash flow from that which is anticipated by Metalla based on the stage of development of the properties covered by the assets within the portfolio of Metalla.

If environmental, social and governance information provided to the Company by third parties (before and/or after entering into a transaction to acquire a Mining Operation) contained or contains material inaccuracies or omissions, the Company's conclusions in this regard may be inaccurate.

Disclosure Regarding Operations

Some Royalties or Streams may be subject to confidentiality arrangements which govern the disclosure of information regarding the Royalty or Stream and, as such, Metalla may not be in a position to publicly disclose non-public information with respect to certain Royalties or Streams. The limited access to data and disclosure regarding the operations of the properties in which Metalla has an interest, may restrict the ability of Metalla to enhance its performance which may result in a material and adverse effect on the profitability of Metalla, results of operations for Metalla and financial condition. There can be no assurance that Metalla will be successful in obtaining these rights when negotiating the acquisition of Royalties or Streams.

Strategy for Acquisitions

As Metalla executes on its business plan, it intends to seek to purchase additional Royalties and Streams from third parties. Metalla cannot offer any assurance that it can complete any other acquisition or proposed business transactions on favourable terms or at all, or that any completed acquisitions or proposed transactions will benefit Metalla.

At any given time Metalla may have various types of transactions and acquisition opportunities in various stages of review, including submission of indications of interest and participation in discussions or negotiations in respect of such transactions. This process also involves the engagement of consultants and advisors to assist in analyzing particular opportunities. Any such acquisition or transaction could be material to Metalla and may involve the issuance of securities by Metalla to fund any such acquisition. Any such issuance of securities may result in substantial dilution to existing shareholders and may result in the creation of new control positions. In addition, any such acquisition or other Royalty or Stream transaction may have other transaction specific risks associated with it, including risks related to the completion of the transaction, the project operators or the jurisdictions in which assets may be acquired.

Additionally, Metalla may consider opportunities to restructure its Royalties or Streams where it believes such a restructuring may provide a long-term benefit to Metalla, even if such restructuring may reduce near term revenues or result in Metalla incurring transaction-related costs. Metalla may enter into one or more acquisitions, restructurings or other Royalty and Stream transactions at any time.

Metalla Cash Flow Risk

Metalla is not directly involved in the ownership or operation of mines. Metalla's Royalty, Stream and other interests in properties or projects are subject to most of the significant risks of the operating mining company. Metalla's cash flow is dependent on the activities of third parties which could create risk that those third parties may have targets inconsistent to Metalla's targets, take action contrary to Metalla's goals, policies or objectives, be unwilling or unable to fulfill their contractual obligations owed to Metalla, or experience financial, operational or other difficulties or setbacks, including bankruptcy or insolvency proceedings, which could limit a third-party's ability to perform under a specific third-party arrangement. Specifically, Metalla could be negatively impacted by an operator's ability to continue its mining operations as a going concern and have access to capital. A lack of access to capital could result in a third-party entering a bankruptcy proceeding, which would result in Metalla being unable to realize any value for its Stream, Royalty or other interest.

History of Negative Cash Flow from Operations

The Company has had negative cash flow from operating activities in prior periods and there is no certainty that positive cash flow will be maintained in future periods. To the extent that the Company has negative cash flow in any future period, unallocated funds may be used to fund such negative cash flow from operating activities, if any.

Rights of other Interest-Holders

Some Royalty and Stream interests are subject to: (i) buy-down right provisions pursuant to which an operator may buy back all or a portion of the Royalty or Stream, (ii) pre-emptive rights pursuant to which certain parties have the right of first refusal or first offer with respect to a proposed sale or assignment of a Royalty or Stream to Metalla, or (iii) claw back rights pursuant to which the seller of a Royalty or Stream to Metalla has the right to re acquire the Royalty or Stream. Holders may exercise these rights such that certain Royalty and Stream interests would no longer be held by Metalla or would become difficult for Metalla to acquire. Any compensation received as a result may be significantly less than Metalla had budgeted receiving for the applicable Royalty or Stream and may have a material adverse effect on Metalla's income and business.

Defects in Royalties and Streams

A defect in the Royalties and Streams and/or the underlying contract may arise to defeat or impair the claim of Metalla to such Royalty or Stream.

Such defects in a Royalty or Stream may result in a material and adverse effect on Metalla's profitability, results of operations, financial condition and the trading price of Metalla securities.

Change in Material Assets

Metalla holds a 1.50% net smelter return Royalty on the Côté Property (the "Côté Property Royalty") and a 0.42% net smelter return Royalty (the "Taca Taca Royalty") on the Taca Taca Property. The Company holds the Taca Taca Royalty through its wholly-owned subsidiary, Nova.

As at the date of this AIF, the Côté Property Royalty and the Taca Taca Royalty are the only material assets of Metalla, although as new assets are acquired or existing assets move into production, the materiality of each of the assets of Metalla will be reconsidered. Any adverse development affecting the operation of, production from or recoverability of mineral reserves from the Côté Property Royalty and the Taca Taca Royalty or any other significant property in the asset portfolio from time to time, such as, but not limited to, unusual and unexpected geologic formations, seismic activity, rock bursts, cave ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, or the inability to hire suitable personnel and engineering contractors or secure supply agreements on commercially suitable terms, may have a material adverse effect on the profitability of Metalla, the financial condition of Metalla and results of its operations.

Global Financial Conditions

Global financial conditions have been characterized by ongoing volatility. Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises. Global capital markets have continued to display increased volatility in response to global events. In particular, the conflicts in the Middle East and between Russia and Ukraine and any restrictive actions that are or may be taken by Canada, the U.S., and other countries in response thereto, such as sanctions or export controls, could have potential negative implications to the global capital markets. Future crises may be precipitated by any number of causes, including natural disasters, pandemics, geopolitical instability, changes to energy prices or sovereign defaults.

Market events and conditions, significant fluctuations in fuel and energy costs and prices, inflation and rising interest rates, political instability in the Middle East and Russia and international trade tension have resulted in commodity prices remaining volatile. These conditions have also caused a loss of confidence in global financial markets, causing consumer spending to decrease, employment rates to reach historic lows and consumer debt levels to increase. Notwithstanding various actions by governments, concerns about the general condition of the capital markets have caused these markets to be volatile. These events are illustrative of the effect that events beyond the Company's control may have on commodity prices, demand for metals, including gold, silver, copper, lead and zinc, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company's business. Global financial conditions have always been subject to volatility.

Any sudden or rapid destabilization of global economic conditions or crisis in the credit market could negatively impact Metalla's ability, or the ability of the operators of the properties in which Metalla holds Royalties, Streams or other interests, to obtain equity or debt financing or make other suitable arrangements to finance their projects. Additionally, increased levels of volatility and market turmoil can adversely impact the operations of Metalla and the value and the price of the Common Shares of the Company could be adversely affected.

The Impact of Pandemics and Public Health Emergencies in the Future May Significantly Impact Metalla

Pandemics and other public health emergencies can have a significant impact on the global economy and commodity and financial markets, including extreme volatility in financial markets, elevated inflation, extreme volatility in commodity prices (including gold, silver, lead, zinc, copper, molybdenum, nickel, and platinum), raised the prospect of an extended global recession and the temporary suspension of many mining operations. If the operation or development of one or more of the properties in which Metalla holds a Royalty, Stream or other interest and from which it receives or expects to receive significant revenue is suspended as a result of future pandemics or other public health emergencies, it may have a material adverse impact on the Company's profitability, results of operations, financial condition and the trading price of the Company's securities. The broader impact of future pandemics or similar public health emergencies on investors, businesses, the global economy or financial and commodity markets may also have a material adverse impact on the Company's profitability, results of operations, financial condition and the trading price of the Company's securities.

Dependence on Key Personnel

Metalla is dependent on the services of a small number of key management personnel. The ability of Metalla to manage its activities and its business will depend in large part on the efforts of these individuals. There can be no assurance that Metalla will be successful in engaging or retaining key personnel. The loss of the services of a member of the management of Metalla could have a material adverse effect on the Company. From time to time, Metalla may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business. The number of persons skilled in the acquisition of Royalties and or Streams is limited and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to the success of Metalla and there can be no assurance that Metalla will be successful in recruiting and retaining the personnel it needs to successfully operate its business. If Metalla is not successful in attracting and retaining qualified personnel, the ability of Metalla to execute on its business model and strategy could be affected, which could have a material and adverse impact on its profitability, results of operations and financial condition.

Limitations of Controls and Procedures

No assurances can be made that Metalla's internal controls will be effective or that Metalla will be able to maintain effective controls in the future. In addition, the Company's internal control over financial reporting may not prevent or detect misstatements because of the inherent limitations of internal controls, including the possibility of human error, the circumvention or overriding of controls, poorly designed or ineffective controls, or fraud. Failure to maintain effective controls, or a failure of the Company's internal controls, could cause the Company to be required to amend its financial statements, subject the Company to additional costs, adversely affect the Company's stock price if shareholders or other third parties have less confidence in the Company, or subject the Company to potential regulatory actions. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's operating results or cause it to fail to meet its reporting obligations.

Dividends

Payment of dividends on Metalla's securities is within the discretion of Metalla's board of directors and will depend upon Metalla's future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. Metalla's long-term dividend policy is to pay out a target rate of 50% of the annualized operating cash flow of the Company. The board of directors of the Company will continue to assess the Company's ability to pay dividends. There can be no assurance that it will be in a position to declare dividends in the future due to the occurrence of one or more of the risks described herein. See "Dividends" section below for additional information.

Competition

Metalla will compete with other companies for Streams and Royalties. Other companies may have greater resources than Metalla. Any such competition may prevent Metalla from being able to secure new Streams or acquire new Royalties. Future competition in the royalty and streaming sector could materially adversely affect Metalla's ability to conduct its business. There can be no assurance that Metalla will be able to compete successfully against other companies in acquiring new Royalty and/or Stream interests. In addition, Metalla may be unable to acquire Royalties or Streams at acceptable valuations which may result in a material and adverse effect on Metalla's profitability, results of operations and financial condition.

Project Operators may not Respect Contractual Obligations

Royalty, Stream and other interests in properties or projects are contractual in nature. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of Royalties, Stream and other interests do not abide by their contractual obligations, Metalla may be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. Further, any such litigation may also be required to be pursued in foreign jurisdictions. Any pending proceedings or actions or any decisions determined adversely to Metalla, may have a material and adverse effect on Metalla's profitability, results of operations, financial condition and the trading price of the Common Shares.

Enforceability

The status of Royalties at law can be uncertain and varies from jurisdiction to jurisdiction and in certain jurisdictions a Royalty may not be a registrable interest which is an interest land. As a result, it may be difficult for Metalla to enforce its rights with respect to Royalties against a third party. Such a failure may result in the loss of the Company's rights to such a Royalty in the event a third party assigns title to the underlying property.

Conflicts of Interest

Certain directors and officers of Metalla also serve as directors, officers and/or advisors of other companies that are involved in natural resource explorations, development and mining operations, including Galantas Gold Corporation, GT Resources Inc., K92 Mining Inc., Osisko Metals Inc., Atex Resources Inc., and Fuerte Metals Corporation and, consequently, there exists the possibility for such directors and officers to be in a position where there is a conflict of interest. Any decision made by any such directors and officers will be made in accordance with their duties and obligations to deal in good faith and in the best interests of Metalla and its shareholders. Each director that is in a conflict of interest is required to declare such conflict and abstain from voting on a matter in which that director is conflicted in accordance with applicable law.

Future Financing Requirements

Metalla expects that it will require additional financing in the future, to fund new acquisitions, to make required installment, milestone and contingent payments under prior acquisition agreements, for general corporate purposes and, unless indebtedness is converted to equity, for debt repayment. There can be no assurance that Metalla will be able to obtain adequate financing in the future, that it will satisfy the requirements to draw additional funds under the Revolving Credit Facility, that it will raise additional capital through any financing or that the terms of any financing will be favourable. Failure to obtain such additional financing or satisfy the requirement for additional draws under the Revolving Credit Facility could impede the funding obligations of Metalla or result in delay or postponement of further business activities which may result in a material and adverse effect on Metalla's profitability, results of operations and financial condition. Metalla may require new capital to continue to grow its business and there are no assurances that capital will be available when needed, if at all. It is likely that, at least to some extent, such additional capital will be raised through the issuance of additional equity or convertible debt, which could result in dilution to shareholders. See "Risk Factors - Dilution".

Compliance with Terms and Repayment of Credit Facilities

There can be no assurance that the Revolving Credit Facility, or any other credit facilities or financing agreements that Metalla may enter into, will be renewed or refinanced, or if renewed or refinanced, that the renewal or refinancing will occur on equally favourable terms to Metalla, that Metalla will be able to comply with the covenants and other obligations under these agreements, or that Metalla will be able to raise sufficient capital to repay such indebtedness when required. Metalla's ability to continue operating may be adversely affected if Metalla is not able to renew the Revolving Credit Facility or any other credit facilities or arrange refinancing, or if such renewal or refinancing, as the case may be, occurs on terms materially less favorable to Metalla than at present. The Revolving Credit Facility is secured by a substantial portion of Metalla's assets, and imposes covenants and obligations on Metalla. There is a risk that this and any other such facilities or loans may go into default if there is a breach in complying with covenants and obligations, which could result in the lenders realizing on their security and causing the shareholders to lose some or all of their investment.

Depending on Metalla's future business plans, Metalla may require additional debt financing that may not be available or, if available, may not be available on favourable terms. The level of Metalla's indebtedness from time to time could impair its ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise.

Litigation affecting Properties

Potential litigation may arise on a property on which Metalla holds or has a Royalty or Stream interest (for example, litigation between joint venture partners or between operators and original property owners or neighbouring property owners). Metalla will not generally have any influence on the litigation and will not generally have access to data. Any such litigation that results in the cessation or reduction of production from a property (whether temporary or permanent) could have a material and adverse effect on Metalla's profitability, results of operations, financial condition and the trading price of the Common Shares.

Application and Interpretation of Tax Laws

We are subject to direct and indirect taxes in various global jurisdictions. The amount of tax we pay, directly or indirectly, is subject to our interpretation of applicable tax laws in the jurisdictions in which we file, and the applicable tax laws in the jurisdictions of operations in which Metalla has interests including those from which we receive Royalties, Streams and other income.

We have taken and will continue to take tax positions based on our interpretation of tax laws, but tax accounting often involves complex matters and judgment is required in determining our worldwide provision for taxes and other tax liabilities. There can be no assurance that a taxing authority will not have a different interpretation of the law and assess us, or the operations in which Metalla has interests, with additional taxes.

While to our knowledge we are not currently the subject of any tax audits or under reassessment, tax authorities may in the future disagree with our judgment and the presentation of our tax position. We regularly assess the likely outcomes of tax audits or reassessments to determine the appropriateness of our tax liabilities. However, our judgment on tax matters might not be sustained as a result of audits or reassessments, and the amounts ultimately paid could be different from the amounts previously recorded or expected. In addition, our effective tax rate in the future could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws. Tax rates in the jurisdictions in which we operate or in which we have interests may change as a result of macroeconomic, political or other factors. Increases in the tax rate in any of the jurisdictions in which Metalla has interests could have a negative impact on our profitability.

Changes in Tax Laws Impacting Metalla

There can be no assurance that new tax laws, regulations, policies or interpretations will not be enacted or brought into being in the jurisdictions where Metalla has interests that could have a material adverse effect on Metalla. Any such change or implementation of new tax laws or regulations could adversely affect Metalla's ability to conduct its business. No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in the profits of Metalla being subject to additional taxation or which could otherwise have a material adverse effect on the profitability of Metalla, Metalla's results of operations, financial condition and the trading price of the Common Shares. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make Royalties, Streams or other investments by Metalla less attractive to counterparties. Such changes could adversely affect the ability of Metalla to acquire new assets or make future investments.

Anti-Bribery and Anti-Corruption Laws

Metalla is subject to certain anti-bribery and anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corruption Practices Act (United States). Failure to comply with all such applicable laws could subject Metalla to, among other things, reputational damage, civil or criminal penalties, other remedial measures and legal expenses, which may have a material adverse effect on Metalla's business, results of operations and financial condition. It may not be possible for Metalla to ensure compliance with anti-bribery and anti-corruption laws in every jurisdiction to which it is subject.

In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under anti-bribery and anti-corruption laws, resulting in greater scrutiny and punishment of companies convicted of violating such laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Metalla cannot guarantee that its employees, contractors, third-party agents and business partners have not in the past or will not in the future engage in such violations. If Metalla is the subject of an enforcement action or is otherwise in violation of such laws, it may result in significant penalties, fines and/or sanctions imposed on Metalla, which may have a material adverse effect on Metalla's business, results of operations and financial condition.

Credit and Liquidity Risk

Metalla is exposed to counterparty risks and liquidity risks including, but not limited to: (i) through the companies with which Metalla has Streams and Royalty agreements with; (ii) through financial institutions that hold Metalla's cash and cash equivalents; (iii) through companies that have payables to Metalla; (iv) through Metalla's insurance providers; and (v) through Metalla's lenders. Metalla is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of Metalla to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to Metalla. Also, if these risks materialize, the Company's operations could be adversely impacted and the trading price of its securities could be adversely affected.

Information Systems and Cyber Security

Metalla's information systems, and those of its counterparties under the Streams and Royalties agreements and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or Metalla's information through fraud or other means of deceiving Metalla's counterparties. Metalla's operations depend, in part, on how well Metalla and its suppliers, as well as counterparties under the Streams and Royalties agreements, protect networks, equipment, information technology systems and software against damage from a number of threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact Metalla's reputation and results of operations. Although to date Metalla has not experienced any material losses relating to cyber attacks or other information security breaches, there can be no assurance that Metalla will not incur such losses in the future. Metalla's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.

Activist Shareholders

Publicly traded companies are often subject to demands or publicity campaigns from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurance that Metalla will not be subject to any such campaign, including proxy contests, media campaigns or other activities. Responding to challenges from activist shareholders can be costly and time consuming and may have an adverse effect on Metalla's reputation. In addition, responding to such campaigns would likely divert the attention and resources of Metalla's management and board of directors, which could have an adverse effect on Metalla's business and results of operations. Even if Metalla were to undertake changes or actions in response to activism, activist shareholders may continue to promote or attempt to effect further changes and may attempt to acquire control of Metalla. If shareholder activists are ultimately elected to the board of directors, this could adversely affect Metalla's business and future operations. This type of activism can also create uncertainty about Metalla's future strategic direction, resulting in loss of future business opportunities, which could adversely affect Metalla's business, future operations, profitability and Metalla's ability to attract and retain qualified personnel.

Reputational Damage

Reputational damage can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. While Metalla does not ultimately have direct control over how it is perceived by others, reputational loss could have a material adverse impact on our financial performance, financial condition, cash flows and growth prospects.

Expansion of Business Model

Metalla's operations and expertise have been focused on the acquisition and management of Royalty and Stream interests. Metalla may pursue acquisitions outside this area, including acquiring and/or investing in and/or developing resource projects. Expansion of Metalla's activities into new areas would present challenges and risks that it has not faced in the past, including many of the risks described under the section Risks Related to Mines and Mining Operations. The failure to manage these challenges and risks successfully may result in a material and adverse effect on Metalla's profitability, results of operations, financial condition and the trading price of Metalla securities.

Risks Related to Mines and Mining Operations

Risk Factors applicable to Owners and Operators of Properties in which Metalla holds an Interest

To the extent that they relate to the production of minerals from or the continued operation of, properties in which Metalla holds a Royalty or Stream interest, Metalla will be subject to the risk factors applicable to the owners and operators of such mines or projects.

Exploration, Development and Operating Risks

Mining involves a high degree of risk. Mines and projects in which Metalla has or may enter into a precious metal purchase agreement or Royalty agreement are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather related events, unusual and unexpected geology formations, seismic activity, rock bursts, cave ins, pit wall failures, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in production, increased production costs and possible legal liability. Any of these hazards and risks and other acts of God could shut down Mining Operations temporarily or permanently. Mining Operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability for the owners or operators of the Mining Operations.

The exploration for and development, mining and processing of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the owners or operators of Mining Operations will result in profitable commercial Mining Operations. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in one or more of the Mining Operations not receiving an adequate return on invested capital. Accordingly, there can be no assurance the Mining Operations which are not currently in production will be brought into a state of commercial production.

Climate Change

Governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. The Paris climate accord was signed by 195 countries in December 2015 and marked a global shift toward a low-carbon economy.

If the current regulatory trend continues, Metalla expects that this will result in increased costs at some of the Mining Operations which could adversely impact the profitability or viability of such operations and may result in reduction or cessation of production which in turn would have an impact on the Company's revenue. In addition, the physical risks of climate change may also have an adverse effect on some of the Mining Operations. These risks include the following:

  sea level rise: changes in sea level could affect ocean transportation and shipping facilities which are used to transport supplies, equipment and workforce to some of the Mining Operations and products from those operations to world markets.

  extreme weather events: extreme weather events (such as increased frequency or intensity of hurricanes, increased snow pack, prolonged drought) have the potential to disrupt some of the Mining Operations. Extended disruptions to supply lines could result in interruption to production.

  resource shortages: some of the Mining Operations depend on regular supplies of consumables (diesel, tires, sodium cyanide, et cetera) and reagents to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production efficiency at some of the Mining Operations is likely to be reduced.

There is no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risk of climate change will not have an adverse effect on the Mining Operations and their profitability.

Environmental Risks

All phases of mine operation or development are subject to governmental regulation including environmental regulation in the various jurisdictions in which they operate. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the mines and projects in which Metalla has an interest. Also, unknown environmental hazards may exist on the properties at present which were caused by previous or existing owners or operators of the properties and which could impair the commercial success, levels of production and continued feasibility and project development and mining operations on these properties. One or more of the mining companies may become liable for such environmental hazards caused by previous owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Government Regulation, Permits and Authorizations

The exploration and development activities related to mine operations are subject to extensive laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters.

The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing specific mine operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the owners or operators of mines or projects would not proceed with the development of, or continue to operate, a mine. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder and claims for damages to property and persons resulting from mining operations could result in substantial costs and liabilities for the owners or operators of mines or projects in the future such that they would not proceed with the development of, or continue to operate, a mine.

Government approvals, licences and permits are currently, and will in the future be, required in connection with Mining Operations. To the extent such approvals are required and not obtained, Mining Operations may be curtailed or prohibited from proceeding with planned operations, which could have an impact on the business and financial condition of Metalla. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Mining Operations, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Permitting and Access

The operation of a mine or project is subject to receipt and maintenance of permits from appropriate governmental authorities. The owners and operators of the mines and projects in which Metalla has an interest may be subject to delays in connection with obtaining access to the property and all necessary renewals of permits for existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of the properties, permits from appropriate governmental authorities may be required. There can be no assurance that the owners or operators of the mines or projects will continue to hold all permits necessary to develop or continue operating at any particular property. See "Risk Factors - Permitting, Construction and Development" for additional permitting risks associated with developmental projects.

Infrastructure

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the owners and operators of mines or projects and may delay exploration, development or extraction activities. Certain equipment may not be immediately available or may require long lead time orders. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or production at a mine or project. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect operations at a mine or project.

Dependence on Operator's Employees

Production from the properties in which Metalla holds an interest depends on the efforts of operators' employees. There is competition for persons with mining expertise. The ability of the owners and operators of such properties to hire and retain geologists and persons with mining expertise is key to those operations. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which those operations are conducted. Changes in such legislation or otherwise in the relationships of the owners and operators of such properties with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on such operations, results of operations and financial condition of Metalla. If these factors cause the owners and operators of such properties to decide to cease production at one or more of the properties, such decision could have a material adverse effect on the business and financial condition of Metalla.

Mineral Resource and Mineral Reserve Estimates

Mineral reserve and or mineral resource estimates for a specific mine or project may not be correct. The figures for mineral resources and mineral reserves contained in this AIF are estimates only and were obtained from public disclosure by the respective operators in respect of the Côté Property, the Taca Taca Property and other properties, as applicable. There can be no assurance that estimated mineral reserves and mineral resources will ever be recovered or recovered at the rates as estimated. Mineral reserve and mineral resource estimates are based on sampling and geological interpretation, and, are uncertain because samples used may not be representative. Mineral reserve and mineral resource estimates require revision (either to demonstrate an increase or decrease) based on production from the mine or project. The fluctuations of commodity prices and production costs, as well as changes in recovery rates, may render certain mineral reserves and mineral resources uneconomic and may result in a restatement of estimated reserves and/or mineral resources.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Depleted Mineral Reserve Replacement

Mines have a limited time of operation as a result of the proven and probable mineral reserves attributed to a specific mine. A mining company operating a specific mine will be required to replace and expand mineral reserves depleted by a mine's production to maintain production levels over a long term. It is possible to replace depleted mineral reserves by expanding known ore bodies through exploration, locating new deposits or acquiring new mines or projects. Mineral exploration is highly speculative in nature. It can take several years to develop a potential site of mineralization. There is no assurance that current or future exploration programs conducted by mining companies will be successful. There is a risk that the depletion of mineral reserves by mining companies that Metalla has contracted with will not be replenished by discoveries or acquisitions which could reduce the income Metalla would have expected to receive from a particular Royalty or Stream.

Uninsured Risks

The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Mining companies may or may not maintain insurance in adequate amounts, including insurance for workers' compensation, theft, general liability, all risk property, automobile, directors and officers liability and fiduciary liability and others. Such insurance, however, contains exclusions and limitations on coverage. Accordingly, a mining company's insurance policies may not provide coverage for all losses related to their business (and may not cover environmental liabilities and losses). The occurrence of losses, liabilities or damage not covered by such insurance policies could have a material adverse effect on the mining companies' profitability, results of operations and financial condition.

Land Title

Although title to specific mines or projects has been or will be reviewed by or on behalf of Metalla, no assurances can be given that there are no title defects affecting the properties and mineral claims owned or used by specific mines or projects. Companies may not have conducted surveys of the claims in which they hold direct or indirect interests; therefore, the precise area and location of such claims may be in doubt. It is possible that a specific mine or project may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, mining companies may be unable to operate the specific mine or project as permitted or to enforce their rights with respect to that specific mine or project which may ultimately impair the ability of these owners and operators to fulfill their obligations under their agreements with Metalla.

International Interests

Certain operations that underlie Metalla's Streams and Royalties are conducted, or will be conducted, outside of Canada, including in Australia, the United States, Argentina, Mexico, Tanzania, Peru, Chile, Brazil and Venezuela and could be exposed to political, economic or other risks or uncertainties. These types of risks or uncertainties may differ between countries and can include but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, fluctuations in currency exchange rates, inflation rates, labour unrest, risk of war or civil unrest, expropriation and nationalization, renegotiation or nullification of mining or mineral concessions, licenses, permits, authorizations and contracts, illegal mining or mineral exploration, taxation changes, modifications, amendments or changes to mining and mineral laws, regulations, policies, tariffs and trade policies, and changes to government regulations in respect of foreign investment and mining.

Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mining Operations in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation, cancellation or dispute of licenses or entitlements which could result in substantial costs, losses and liabilities in the future.

Tariff and trade policies among countries have been volatile in recent periods, with numerous new tariffs and changes in trade policies being introduced, withdrawn and amended by the United States, Canada and other countries.

The occurrence of these various factors and uncertainties related to the economic and political risks for operations in or exports to or imports from foreign jurisdictions cannot be accurately predicted and could have an adverse effect on the Mining Operations resulting in substantial costs, losses and liabilities in the future.

Developing Economies

Certain operators are subject to risks normally associated with the conduct of business in developing economies. Risks may include, among others, problems relating to power supply, labour disputes, delays or invalidation of governmental orders and permits, corruption, uncertain political and economic environments, civil disturbances and crime, arbitrary changes in laws or policies, foreign taxation and exchange controls, nationalization of assets, opposition to mining from environmental or other non-governmental organizations or changes in the political attitude towards mining, empowerment of previously disadvantaged people, local ownership requirements, limitations on foreign ownership, power supply issues, limitations on repatriation of earnings, infrastructure limitations and increased financing costs. The above risks may limit, disrupt or negatively impact the operator's business activities.

Permitting, Construction and Development

Metalla may hold Royalties or Streams over mines and projects that may be in various stages of permitting, construction, development and expansion. Construction, development and expansion of such mines or projects is subject to numerous risks, including, but not limited to: delays in obtaining equipment, materials, and services essential to completing construction of such projects in a timely manner; delays or inability to obtain all required permits; changes in environmental or other government regulations; currency exchange rates; labour shortages; and fluctuation in metal prices. There can be no assurance that the owners or operators of such mines or projects will have the financial, technical and operational resources to complete the permitting, construction, development and expansion of such mines or projects in accordance with current expectations or at all.

Indigenous Peoples

Various international and national laws, codes, resolutions, conventions, guidelines, and other materials relate to the rights of indigenous peoples. Metalla holds Royalty or Stream interests on operations located in some areas presently or previously inhabited or used by indigenous peoples. Many of these materials impose obligations on government to respect the rights of indigenous people. Some mandate that government consult with indigenous people regarding government actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to indigenous people continue to evolve and be defined. The mining companies' current or future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development on those projects or operations on which Metalla holds a Royalty or Stream interest. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against the Company or the owner/operators' activities. Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people. Claims and protests of indigenous people may disrupt or delay activities of the owners/operators of Metalla's Royalty or Stream assets.

Nominal Third-Party Interests in Subsidiaries

In certain jurisdictions in which we operate, including Australia, Argentina and Mexico, laws require that our subsidiaries in those jurisdictions have more than one shareholder. In such jurisdictions, a nominal interest may be held by an individual or an affiliate of Metalla which is not represented on organization charts or other disclosure in this AIF.

Risks Related to the Securities of Metalla

Securities of Metalla are subject to Price Volatility

Capital and securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Metalla include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that continued fluctuations in mineral or commodity prices will not occur. As a result of any of these factors, the market price of the Common Shares at any given time may not accurately reflect the long-term value of Metalla.

In the past, following periods of volatility in the market price of a company's securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of Metalla.

Dilution

Metalla may issue additional securities in the future in connection with acquisitions, strategic transactions, debt repayment, financings or for other purposes. To the extent additional securities are issued, Metalla's existing securityholders could be diluted and some or all of Metalla's financial measures could be reduced on a per share basis. Additionally, Metalla securities issued in connection with a transaction may not be subject to resale restrictions and, as such, the market price of Metalla's securities may decline if certain large holders of Metalla securities or recipients of Metalla securities in connection with an acquisition, sell all or a significant portion of such securities or are perceived by the market as intending to sell such securities. In addition, such issuances of securities may impede Metalla's ability to raise capital through the sale of additional equity securities in the future.

Evolving Corporate Governance and Public Disclosure Regulations

Metalla is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self regulated organizations, including the SEC, the Canadian Securities Administrators, the exchanges listing Metalla's securities, and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity making compliance more difficult and uncertain. Metalla's efforts to comply with these and other new and existing rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

Future Sales or Issuances of Debt or Equity Securities

We may sell or issue additional debt or equity securities in offerings to finance our operations, exploration, development, acquisitions, debt repayment or other projects. Our significant shareholders may also sell the Common Shares or other securities they hold or may hold in the future.

We cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the Common Shares.

Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Company's Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Company's earnings per share. Sales of our Common Shares by shareholders might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

Liquidity

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Company's Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSXV, the NYSE or the Frankfurt Exchange, or achieve listing on any other public listing exchange.

Market for Securities

There can be no assurance that an active trading market for the Common Shares will be sustained.

Limitations on the Enforcement of Civil Judgments

A substantial portion of the assets of Metalla are located outside of Canada. As a result, it may not be possible for investors in the securities of Metalla to collect on judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada.

It may also be difficult to bring and enforce suits against us in the United States, because we exist under the laws of British Columbia and are situated in the Province of British Columbia, Canada and most of our assets are located outside the United States.

It may be difficult for investors to effect service of process on us or our directors or officers or to realize in the United States upon judgments obtained in the United States based on the civil liability provisions of the U.S. federal securities laws. In addition, our U.S. shareholders should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us, our officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us, our officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

U.S. Tax Risk Related to Potential Passive Foreign Investment Company Status

If we are a "passive foreign investment company" (a "PFIC") within the meaning of Section 1297(a) of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), for the current or any future tax year, certain adverse U.S. federal income tax consequences may result for investors which are U.S. taxpayers.

In general, we will be treated as a PFIC for any tax year during which either (i) 75% or more of our gross income is passive income, or (ii) 50% or more of the average quarterly value of our assets produce or are held for the production of passive income. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. Although the Company has not made a formal determination as to whether it was a PFIC for the year ended December 31, 2025, and does not plan to make such a determination for the current or any subsequent tax years, the Company believes there is a significant risk that it was a PFIC for the year ended December 31, 2025 and anticipates that there will be a significant risk that it will be a PFIC in the current and subsequent tax years.

If we are a PFIC for any tax year during a U.S. taxpayer's holding period of Common Shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the Common Shares or any so-called "excess distribution" received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be altered if a U.S. taxpayer makes a timely and effective "qualified electing fund" election under Section 1295 of the Code ("QEF Election") with respect to us, or a "mark-to-market" election under Section 1296 of the Code ("Mark-to-Market Election") with respect to its Common Shares. Subject to certain limitations, such elections may be made with respect to us or the Common Shares, as applicable. A U.S. shareholder who makes a timely and effective QEF Election in respect of us generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. Upon the written request of a U.S. shareholder, we will make publicly available: (a) a "PFIC Annual Information Statement" as described in Treasury Regulations Section 1.1295-1(g) (or any successor Treasury Regulation) and (b) all information and documentation that a U.S. shareholder is required to obtain for U.S. federal income tax purposes in making a QEF Election with respect to us. A U.S. shareholder who makes a Mark-to-Market Election with respect to its Common Shares generally must include as ordinary income each year the excess of the fair market value of its Common Shares over the shareholder’s adjusted tax basis therein. The PFIC rules may also apply to other securities issued by us. Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership and disposition of the Common Shares or other securities issued by us.

MATERIAL ASSETS

As at the date of this AIF, the material assets of the Company are its Royalties on the Côté Property and on the Taca Taca Property.

Côté Property

The Côté Property Royalty covers the Zone 4 and Zone 6 portions of the royalty zones set forth in the Côté Technical Report (as defined below), which together cover the northern portion of the Côté reserve pit for an estimated coverage of less than 10% of the Côté reserve & resource estimate and covers substantially all of the Gosselin resource estimate. For greater clarification, the Côté Property Royalty covers the Chester 2 patented mineral claims as disclosed in the Côté Technical Report and depicted in the graphic below.

A description of the Côté Property is included below.

Côté Gold Project, Ontario Canada

Metalla holds the Côté Property Royalty, which is a 1.50% NSR Royalty on the Côté Property.

A technical report was prepared for IAMGOLD pursuant to NI 43-101 entitled "Technical Report on the Côté Gold Project, Ontario, Canada", dated August 12, 2022, having an effective date of June 30, 2022 (the "Côté Technical Report" or "Côté Gold Report"), which supersedes a previous technical report of the same name which had an effective date of October 18, 2021.

The following description of the Côté Property (for the purposes of this section, the "Côté Gold Project") has been prepared solely in reliance on the following publicly available information:

  the Côté Technical Report dated August 12, 2022;

  IAMGOLD's news releases dated February 17, 2026, January 19, 2026, November 4, 2025, January 14, 2025, November 7, 2024, October 15, 2024, August 8, 2024, August 2, 2024, May 9, 2024, February 15, 2024, October 23, 2023, February 16, 2023, February 2, 2022 and October 18, 2021 (the "IAMGOLD News Releases"); and

  IAMGOLD's Annual Information Form dated February 17, 2026 (the "IAMGOLD AIF").

The Company does not have access to non-public information regarding the Côté Property. Readers should consult the Côté Technical Report, the IAMGOLD News Releases and the IAMGOLD AIF to obtain further particulars on the Côté Property. The IAMGOLD News Releases, the Côté Technical Report and the IAMGOLD AIF are available for review under IAMGOLD's profile on SEDAR+ (www.sedarplus.ca). Please see "Risk Factors - Third-Party Reporting".

While the Company does not have any knowledge that such information is not accurate, the Company has not independently verified this information and there can be no assurance that such third-party information is complete or accurate. See "Risk Factors - Third-Party Reporting".

Summary

Property Description, Location and Access

The Côté Gold Project is located in the Porcupine Mining Division, 20 km southwest of Gogama, Ontario and extends approximately 73 km from Esther Township in the west to Garibaldi Township in the east. The Côté Gold Project comprises a group of properties assembled through staking and option agreements covering a total area of approximately 596 km2. The Côté Gold Project mining leases area forms a portion of the overall claim area.

The Côté Gold Project is bisected by Highway 144 and is approximately 175 km north of Sudbury via Highway 144 and 125 km southwest of Timmins via Highways 101 and 144.

The original Chester exploration property is located in the central portion of the mining leases area, which hosts the Côté and Gosselin deposits, as well as the Chester 1 zone and several other gold occurrences. IAMGOLD holds a significant land package which adequately covers the Côté Gold Project and area outside the Côté Gold Project mining leases. Overall, the Côté Gold Project's property package consists of 2,976 tenures covering a surface area of approximately 59,591 ha (or 595.91 km2).

On December 19, 2022, IAMGOLD announced that it had reached an agreement to further amend the amended and restated joint venture agreement with Sumitomo Metal Mining Co., Ltd. ("SMM"). Commencing in January 2023, SMM contributed $250 million of IAMGOLD's funding amounts to the Côté Gold Project. As a result of SMM funding such amounts, IAMGOLD transferred, in aggregate, a 9.7% interest in Côté to SMM as funding is made by SMM, subject to the right for IAMGOLD to repurchase the transferred interests to return to its full 70% interest in the Côté Gold Project.

On September 30, 2024, IAMGOLD provided SMM with the required 60 days formal irrevocable notice of the exercise of the right to repurchase the transferred interests, which will return IAMGOLD to its full 70% interest in the Côté Gold Project.

On November 30, 2024, IAMGOLD exercised its right to purchase 9.7% interest in the Côté Gold Project, which returned IAMGOLD to its full 70% interest. The repurchase price was approximately $337 million, which includes $23.7 million for the repurchase option fee accrued during 2023.

On October 15, 2024, IAMGOLD announced that the Côté Gold mine produced 68,000 ounces of gold on a 100% basis (41,000 ounces attributable) during the fourth quarter of 2024.

On June 21, 2025, IAMGOLD announced that the Côté Gold mine reached a major milestone as the processing plant operated at the nameplate capacity of 36,000 tpd on average over thirty consecutive days.

During the second quarter of 2025, Franco-Nevada Corporation ("Franco-Nevada") announced the acquisition of the pre-existing 7.5% gross margin royalty ("Gross Margin Royalty") on the Côté Gold Mine from a private third party for the total cash consideration of $1.05 billion. Franco-Nevada granted an option to IAMGOLD and SMM to buy up to 50% of the Gross Margin Royalty at Franco-Nevada's attributable costs in two equal tranches of 25% over two and three years, respectively.

Please see Section 4 of the Côté Gold Report for a detailed description of the terms of any royalties and other agreements to which the Côté Gold Project is subject, as well as the tenure and expiration dates of the claims, licenses and other property tenure rights.

IAMGOLD is not aware of any environmental liabilities associated with or attributable to any of the subject property groups in the Côté Gold Project area, other than those that would normally be expected as a result of historical mining activities and associated mine workings.

Legacy diamond drill site remediation took place from 2013 to 2018 with 186 legacy drill sites remediated. This work comprised removal of historic debris, capping of drill casings, and attaching a marker flag to the casing.

A program of drill collar decommissioning took place between 2019 and 2020 in areas of planned Côté Gold Project infrastructure. These drill holes were grouted to prevent ground water flow and the casings were removed.

IAMGOLD is not aware of any other risks that could affect access, title or its ownership interests in, or the right or ability to perform work on the Côté Gold Project.

History

Prospecting and exploration activity in the Côté Gold Project area began circa 1900 and has continued sporadically to the present, spurred on periodically from exploration in the Porcupine and Elk Lake- Gowganda-Shiningtree camps. The first discovery of note was the Lawrence copper prospect on the east shore of Mesomikenda Lake in 1910. Further interest in the area was sparked in 1930 when Alfred Gosselin found outcropping gold mineralization on the east shore of Three Duck Lakes.

Historical work on the Côté Gold Project's property package has been conducted in multiple stages:

  In the early 1940s extensive prospecting and trenching was conducted, in addition to the sinking of several shallow shafts and some minor production.

  Through to the late 1960s little or no work was performed.

  From the early 1970s to approximately 1990, extensive surface work was performed, in addition to some limited underground investigations.

  From 1990 to 2009, fragmented property ownership precluded any major programs.

  In 2009, a group of properties that became the Chester property was consolidated by Trelawney.

A significant number of gold showings have been discovered on the Côté Gold Project's property package. Please see Section 6 of the Côté Gold Report for a detailed description of the history of the exploration and development at the Côté Gold Project.

Geological Setting, Mineralization and Deposit Types

The Côté and Gosselin deposits are located in the Swayze greenstone belt in the southwestern extension of the Abitibi greenstone belt of the Superior Province. The Abitibi Subprovince comprises Late Archean metavolcanic rocks, related synvolcanic intrusions, and clastic metasedimentary rocks, intruded by Archean alkaline intrusions and Paleoproterozoic diabase dykes. The traditional Abitibi greenstone belt stratigraphic model envisages lithostratigraphic units deposited in autochthonous successions, with their current complex map pattern distribution developed through the interplay of multiphase folding and faulting. The Swayze greenstone belt, like the rest of the Abitibi greenstone belt, contains extrusive and intrusive rock types ranging from ultramafic through felsic in composition, as well as both chemical and clastic sedimentary rocks. All of the rock types within the Swayze belt are older than 2,680 Ma, with the oldest dating 2,748.2 Ma. Igneous lithologies predominate and include both volcanic and plutonic rocks. The latter are observed both internally in the supracrustal belts and externally, in large granitoid complexes. Sedimentary rocks occur predominantly near the top of the succession.

The Swayze greenstone belt underwent a complex and protracted structural history of polyphase folding, development of multiple foliations, ductile high strain zones, and late brittle faulting. The map pattern preserved within the Swayze greenstone belt is dominated by regional F2 folding, and anticlines and synclines with an associated S2 axial-planar foliation interpreted to have formed during orogen-wide shortening across the entire Superior Province. An important structural element is the Ridout Deformation Zone ("RDZ"), a major east-west high strain zone that is interpreted to be the western extension of the Larder Lake-Cadillac deformation zone of the Abitibi greenstone belt. The F2 Ridout Synform coincides with the RDZ wherein intense deformation is characterized by intense flattening, tight to isoclinal folding, transposition, and locally a component of dextral simple shear in east-southeast-striking zones. Metamorphic grade within the southern Abitibi greenstone belt ranges from sub-greenschist to greenschist.

The Côté and Gosselin deposits are situated within the Chester Township area, which overlies a narrow greenstone belt assemblage that extends easterly from the southeast corner of the Swayze greenstone belt to the Shining Tree area, approximately 60 km to the east. The greenstone (supracrustal) assemblage is part of the well-defined Ridout syncline that separates the Kenogamissi granitoid complex to the north from the Ramsey-Algoma granitoid complex to the south. The Kenogamissi complex, yielding ages of 2,747 Ma, consists of sheet-like dioritic and tonalitic intrusions, which are interpreted locally to be synvolcanic. The Chester Intrusive Complex ("CIC"), which hosts the Côté and Gosselin deposits, is also synvolcanic and was emplaced along what is now the southern margin of the Ridout syncline. The CIC is a crudely stratified tonalite-diorite-quartz diorite laccolith containing numerous screens and inclusions of mafic volcanic rocks.

The Côté and Gosselin deposits are located within 1.5 km of each other and are both hosted by the CIC. The deposits are similar in geological composition with a few key differences in terms of breccia rocks and alteration. Both deposits are centred on magmatic and hydrothermal breccia bodies that intrude tonalitic and dioritic rocks. The CIC intruded into the mafic volcanic rocks of the Arbutus Formation, which forms the basal formation in the Chester Group. The formation consists of low potassium tholeiitic pillow basalts, mafic flows, and sills. The intrusive host rocks formed from a number of pulses of several distinct and evolving dioritic and tonalitic magmas that display complex crosscutting relationships.

The Côté and Gosselin deposit type gold mineralization consists of low to moderate grade gold (±copper) mineralization associated with brecciated and altered tonalite and diorite rocks.

Several styles of gold mineralization are recognized within the deposit, and include disseminated, breccia hosted and vein type, all of which are co-spatial with biotite (± chlorite), sericite and for the Côté deposit silica-sodic alteration.

Disseminated mineralization in the hydrothermal matrix of the breccia is the most important style of gold (±copper) mineralization. This style consists of disseminated pyrite, chalcopyrite, pyrrhotite, magnetite, gold (often in native form), and molybdenite in the matrix of the breccia and is associated with primary hydrothermal biotite and chlorite after biotite.

Other mineralization styles that have been identified within the Côté Gold Project area include orogenic or structurally-hosted vein occurrences, and syenite intrusion-related gold zones. The syenite intrusion-related gold zones are considered attractive exploration targets.

The Côté Gold Project deposit is a new Archean low-grade, high tonnage gold (± copper) discovery. It is described as a synvolcanic intrusion related and stockwork disseminated gold deposit. Deposits of this type are commonly spatially associated with and/or hosted in intrusive rocks. They include porphyry copper-gold, syenite associated disseminated gold and reduced gold-bismuth-tellurium-tungsten intrusion related deposits, as well as stockwork disseminated gold.

Certain features of the Côté deposit resemble those characteristics of gold rich porphyry deposits. These include:

  Emplacement at shallow (one to two kilometres) crustal levels, frequently associated with coeval volcanic rocks.

  Localized by major fault zones, although many deposits show only relatively minor structures in their immediate vicinities.

  Hydrothermal breccias are commonly associated with the deposits and consist of early orthomagmatic as well as later phreatic and phreatomagmatic breccias.

  Gold is fine grained, commonly <20 micrometres, generally <100 micrometres, and is closely associated with iron and copper-iron sulfides (pyrite, bornite, chalcopyrite).

The Gosselin deposit, similar to the Côté deposit, is also hosted in the synvolcanic CIC and most of its mineralization lies within hydrothermal breccia, diorite breccia, and tonalite units. Both the Gosselin deposit and the Côté deposit are classified as intrusion related disseminated gold deposits. Preliminary investigations completed on host breccias of the Côté deposit and the Gosselin deposit reveal that the Gosselin breccias resulted from fracturing and infiltration of fluids via fractures and veins. It is postulated that the combination of fracturing and fluid infiltration resulted in intense alteration through extensive fluid wall rock interaction, resulting in the formation of the breccia type appearance. Observations from the Gosselin deposit drill core reveal a spatial distribution of gold grades with increasing sericite alteration and associated with narrow quartz-carbonate-biotite-chlorite-pyrrhotite ± pyrite±chalcopyrite veins. Further work is planned to assess the detailed mineralogy and petrogenesis of the Gosselin deposit.

Exploration

The Côté Gold Project area is divided into three sectors for exploration purposes: (i) South Swayze West (western area), (ii) Chester (central area), and (iii) South Swayze East (eastern area). Exploration programs to date have identified the Côté and the Gosselin deposits and have evaluated several nearby gold showings for their potential to be bulk-mineable gold deposits. Gold zones situated near the Côté and Gosselin deposits remain prospective for additional bulk-tonnage gold mineralization, and active exploration programs will continue to evaluate these targets.

Exploration programs to date have been sufficient to screen many areas for the presence of a Côté-style deposit, with grid line spacing and general traverse spacing of <200 metres (some areas <100 metres spacing for traverse/grid line density). Litho-sampling and geological mapping is representative over much of the land holdings within the Côté Gold Project, with some exceptions where glacial till and lacustrine deposits form thick mantels on the bedrock. In areas of thick overburden, IP geophysical surveys and diamond drilling has helped screen these areas.

General results and conclusions from ongoing exploration work are summarized below by target area:

  South Swayze West: Côté-style tonalite and diorite hosted breccia zones have not been discovered to date. Exploration for syenite intrusion or shear zone hosted gold zones continues. The presence of Timiskaming-style basin sediments cut by porphyry intrusions and broad structural deformation zones provide a good environment for gold bearing vein networks.

  Chester Area: Southwest of the Côté deposit, gold mineralization was discovered in the Clam Lake area within similar host rocks and alteration styles to the Côté deposit. Sheeted sulfide veins have been mapped along the shoreline of Clam Lake and more recent regional exploration drilling intersected these same vein types hosted within strongly-altered tonalite. The area is considered to be highly prospective for gold mineralization. Northeast of the Gosselin deposit, gold mineralization occurs in narrow shear zones hosted in diorite and tonalite in the Jack Rabbit area, which also remains prospective for economic gold accumulations.

  South Swayze East: Gold mineralization discovered and investigated to date reveals only narrow and discontinuous shear zone hosted veins. The lack of Côté-style mineralization makes this area less favorable for the discovery of a bulk-tonnage gold zone.

Drilling

Côté

Core drilling activities at the Côté deposit began in 2009 and have comprised multiple phases, including exploration, infill, metallurgical and condemnation drilling. A total of 808 drill holes totaling 327,433 metres have been completed within the Côté Gold Project deposit area. In 2024, six new drill holes (three around the fault zone and three at greater depths below the pit) were added at the bottom of the Côté pit, totaling 6,458 metres. Additionally, in 2025, 39 drill holes for a cumulative length of 20,624 metres were completed in the saddle area between the Côté Pit and Gosselin.

Core sizes have included the following: HQ (63.5-millimetre core diameter), NQ (47.6 millimetres), BQ (36.4 millimetres), and BQTW (36 millimetres). For holes drilled on land, the casing was left in place and capped. Holes drilled on lakes were cemented and the casing pulled.

Geologists checked all core boxes upon arrival at the core shack and ensured that no core was missing and any reported drill hole orientation information was provided from the drilling contractor. Technicians made meterage marks and logged rock quality designation (RQD). All core was photographed.

Geologists completed the core log, recording details of lithology, alteration, mineralization, and structure. The Côté database has core recovery measurements for 179 Trelawney drill holes and 423 IAMGOLD drill holes. Overall, the core recovery from the 2009 to 2025 programs was approximately 99%.

For oriented core, technicians drew the bottom of hole line on the core. A full line was drawn when orientation marks were perfectly aligned. Alpha and beta angles were measured for all veins and contacts when the bottom of the hole line was defined.

The collar azimuths for pre-2017 holes were established using front and back site markers located in the field with compass or GPS instruments. The collars are subsequently re-surveyed post-drilling. L. Labelle Surveys based in Timmins, Ontario has been responsible for collecting the survey measurements for Côté since 2009.

A FlexIT SmartTool instrument was used to collect down hole survey measurements for key index holes drilled between 2009 and 2013. A Reflex EZ-TRAC tool was used to collect down hole survey measurements for holes drilled between 2014 and 2019. Since 2024, Reflex has been used for deviation and TN14 for collar azimuth and dip.

DDH Drilling at Côté is typically oriented perpendicular to the strike of the mineralization. Depending on the dip of the drill hole and the dip of the mineralization, drill intercept widths are typically greater than true widths. “DDH” means a borehole drilled using a diamond-tipped drill bit to extract cylindrical rock samples called core.

RC drilling began at Côté Gold in 2022 to enhance grade control and resource predictability. All RC holes follow the same QA/QC protocols as DDH and are valid for Resource updates. As of November 30, 2025, 4,434 holes totaling 225,370 meters have been added to Phases 0 and 1 of Côté pit development. "RC" means reverse circulation (drilling).

Gosselin

Exploratory diamond drilling ("DD") at Gosselin was initiated in 2016 and following completion of five drill holes (2016 to 2017) resulted in a significant new discovery. Following the initial drilling period, successive drilling campaigns from 2018 to 2022 have been completed to delineate the Gosselin Mineral Resource and to complete the required in-fill drilling to support an initial Mineral Resource estimate.

Since completion of the initial Gosselin Mineral Resource estimate (effective October 4, 2021), IAMGOLD has been conducting drilling programs focused on evaluating the saddle area between the Côté and Gosselin resource pit shells and testing for extensions of mineralization along strike and at depth below the current Gosselin resource pit shell. A total of 18,809 metres (37 holes) have been completed between July 29, 2021 and November 13, 2022 and results reported by IAMGOLD. To further test the expansion opportunity of the Gosselin Resource, an additional twenty-one (21) diamond drill holes totaling 16,554 metres were completed between January 20 and August 24, 2023. IAMGOLD has indicated that the results are to be incorporated into the Gosselin deposit model for use in future Mineral Resource estimation updates.

In January 2024, a 35,000 metre DD program was carried out, and achieved thirty-four (34) DD holes totaling 31,861 metres between August 19, 2023, and September 3, 2024. A total of 221 drill holes (91,046.97 metres) have been completed within the Gosselin deposit area up to September 3, 2024. From September 2024 through the end of 2025, an additional 65,569 metres of drilling were completed across 107 drill holes within the Gosselin deposit area focussing primarily on infill drilling of the resource.

Land and ice-based drill holes were NQ core size (47.6-millimetre core diameter), whereas barge-based drill holes were BTW core size (42-millimetre core diameter). Drill rigs employed wireline systems and generally oriented-core drilling techniques. For holes drilled on land, the casing was left in place and capped. Holes drilled on lakes were cemented and the casing pulled. Hole locations were provided to the Côté construction team who were responsible for decommissioning any collars within the mine infrastructure footprint. Decommissioning consisted of grouting of the collars with cement followed by removal of the casing and monuments.

A total of 221 drill holes (91,046.97 metres)  have been completed within the Gosselin deposit area. Land and ice- based drill holes were NQ core size (47.6-millimetre core diameter), whereas barge-based drill holes were BTW core size (42-millimetre core diameter). Drill rigs employed wireline systems and generally oriented-core drilling techniques. For holes drilled on land, the casing was left in place and capped. Holes drilled on lakes were cemented and the casing pulled.

Geologists checked all core boxes upon arrival at the core shack and ensured that no core was missing and any reported drill hole orientation information was provided from the drilling contractor. Technicians made meterage marks and logged RQD. All core was photographed.

Geologists completed the core log, recording details of lithology, alteration, mineralization, and structure. For oriented core, technicians drew the bottom of hole line on the core. A full line was drawn when orientation marks were perfectly aligned. Alpha and beta angles were measured for all veins and contacts when the bottom of hole line was defined.

The Gosselin database has core recovery measurements for all 259 IAMGOLD drill holes. IAMGOLD core recovery is generally excellent with an average recovery of 99.5%.

Both land and ice-based drill hole collars were initially positioned using a handheld Garmin 64s GPS with ± three metre accuracy. Prior to drilling on ice and barge-based platforms, Tulloch Geomatics was contracted to further correct the final collar locations using a Trimble R10 GPS receiver in Real Time Kinematic mode (vertical and horizontal accuracy of ± 0.03 metres). Land-based drill hole collars were surveyed by Tulloch Geomatics once drilling was completed.

On land and ice-based drill platforms, the collar azimuths were initially established by IAMGOLD geologists using front and back sight markers with a compass, then further refined with a Reflex North Finder APS (Azimuth Pointing System) tool. The Reflex APS is a GPS based tool that is not affected by local magnetic interference. On barge-based platforms, Tulloch Geomatics was contracted to mark the initial collar locations by placing marker buoys positioned with a Trimble R10 GPS receiver in Real Time Kinematic mode. Reflex APS was used to align the collar azimuths.

A Reflex EZ-TRAC tool was used to collect down hole survey measurements for holes drilled between 2018 and 2022.

The Gosselin deposit mineralization orientation varies in strike and dip locally. Actual core widths are estimated at approximately 60% to 95% of the core interval.

Regional Exploration Drilling

Outside the Côté Gold Project deposit area and the Gosselin deposit area, regional diamond drilling in the period 2009-2024 comprised a total of 591 drill holes for about 175,069 metres. Diamond drilling methods employed during regional exploration drilling programs were very similar to methods used during Côté and Gosselin drilling. Programs generally employed the following methods:

  Drill core diameters were NQ (core diameter 47 millimetres) and BQTW (core diameter 42 millimetres).

  Drills employed wireline set-ups and employed stabilization equipment such as hexagonal core barrels and long remaining shells.

  Alignment of drill rigs was completed by compass sighting, Azimuth Pointing Equipment, and gyro-compass.

  For those programs that utilized drill core orientation methodology, the Reflex ACT III System was used.

  Drill collars were generally left in place following drilling and marked with casing caps and flags.

  Any drill collars in proximity to planned infrastructure were marked with wooden monuments, for easy identification should grouting be required.

All drill holes completed on ice or water bodies by barge were cemented and the casings pulled.

Sampling, Analysis and Data Verification

1. Sampling and Analysis

The Côté and Gosselin sampling intervals were established by reviewing the minimum and maximum sampling lengths based on geological and/or structural criteria. The minimum sampling length was 50 centimetres, while the maximum was 1.5 metres. The typical sample length in most of the mineralized zones is one metre.

From 2009 to 2012, density measurements for the Côté deposit were obtained using the immersion method. For 2014 and 2015, density was measured on pulps at ActLabs using a pycnometer. In 2018, additional measurements by water immersion and a comparison between the historical pycnometer and water immersion methods was completed to validate the optimum method. Lacquer sealed and uncoated water immersion pair measurements were also completed in 2018.

The primary laboratories used were:

  Côté Deposit - DDH

    Accurassay (2011 to 2015), Timmins, Thunder Bay, (Ontario), accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 434.

    ActLabs (2015 to 2018), Ancaster, Dryden, Timmins, Thunder Bay (Ontario), accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 266

    MSALabs (2024 & 2025), Timmins (Ontario), accredited ISO/IEC 17025 & ISO 9001

  Côté Deposit - RC

    SGS (2022 to 2024), Barnaby & Cochrane (Ontario), accredited ISO/IEC 17025:2017 by the Standards Council of Canada

    SGS (2024 & 2025), Côté Gold Site Laboratory. Currently under certification process.

  Gosselin Deposit

    AGAT (2017 to 2018), Mississauga, Ontario, accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 665.

  ActLabs (2016 to 2025), Ancaster, Timmins, (Ontario), accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 266.

All of the above laboratories are independent of IAMGOLD. The umpire laboratories included:

  Côté Deposit - DDH

    ActLabs (2012 to 2014): accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 266.

    ALS, Val d'Or, Québec (2015): accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 689.

  AGAT (2017 to 2018), Mississauga, Ontario, accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 665.

  SGS (2024 & 2025), Côté Gold Site Laboratory. Currently under certification process.

  Côté Deposit - RC

    ActLabs (2022 to 2024): accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 266MSALabs (2024 & 2025) Timmins (Ontario), accredited ISO/IEC 17025 & ISO 9001.

  Gosselin Deposit

    AGAT (2021 to 2025), Thunder Bay, Ontario, accredited to ISO 17025 by the Standards Council of Canada, Scope of Accreditation 665.

These laboratories are all independent of IAMGOLD.

Côté

Sample preparation and analysis at Accurassay comprised the following procedures:

  Samples were crushed to -8 mesh after which a 1,000 gram subset of each sample was pulverized to 90% passing -150 mesh.

  Assays were completed using a standard FA with a 30 gram aliquot and an AA finish.

  For samples that returned values of 2 g/t Au to 5 g/t Au, another pulp was taken, and FA-gravimetric finish.

  Samples returning values >5 g/t Au were reanalyzed by pulp metallic analysis.

  All samples were subject to a 33 element inductively coupled plasma (ICP) scan, using Accurassay procedure ICP 580.

Sample preparation and analysis at ActLabs until 2017 comprised the following procedures:

  Samples were crushed to 10 mesh after which a 1,000 gram subset of each sample was pulverized to 85% passing 200 mesh.

  Assays were completed using a standard FA with a 30 gram aliquot and an AA finish.

  For samples that return values between 2 g/t Au to 5 g/t Au, another pulp was taken and assayed using the FA-gravimetric method.

  Samples returning values >5 g/t Au were reanalyzed by pulp screen metallic analysis.

In 2017, the ActLabs procedure changed and included:

  Sample preparation consisted of coarse crushing to 95% passing 2.8-millimetre screen (7 mesh screen), and then a 750 gram to 850 gram split was pulverized to 95% passing 100 mesh (150 micrometres). The entire sample had to be crushed.

  Samples were analyzed using a standard 50 grams FA (50 gram aliquot) with an AA finish.

  For samples that returned assay values >2.0 g/t Au, another cut was taken from the original pulp and subjected to FA-gravimetric analysis.

  For samples displaying VG or samples which returned values >20.0 g/t Au, a reanalysis using pulp metallic methods was undertaken. A second pulp (900 grams to 1,000 grams) was created from the reject. However, flagged VG samples still underwent the entire assay process.

Since 2024, DDH assayed at MSALabs:

  Sample preparation consisted of coarse crushing to 80% passing 2.8-millimetre screen (7 mesh screen), and then a 450-gram split is produced. The entire sample had to be crushed.

  Samples were analyzed using a non-destructive Photon Assay method.

Umpire analysis at ALS, AGAT and ActLabs consisted of:

  Initial analysis using the FA-AA method.

  Overlimit assays using the FA-gravimetric method.

Umpire analysis at SGS consisted of:

  Initial analysis using PAL method.

  PAL Rejects were assayed with FAA.

QA/QC insertion included SRMs, blanks and pulp duplicates as a standard procedure. IAMGOLD inserted control samples after every 12th sample interval. Over the Côté Gold Project life, about 23 different SRMs and two types of blanks have been used. The IAMGOLD QA/QC protocol includes the use of blanks inserted in the sample stream at a frequency of approximately one in 24 samples.

Gosselin

Sample preparation and analysis at ActLabs consisted of:

  Samples were coarse crushed to 80% passing 2.0-millimetre screen (10 mesh screen), riffle split (250 grams) and (mild steel) to 95% passing 105 micrometres.

  Assays were completed using a standard FA with a 30 gram aliquot and AA finish.

  For samples that returned assay values over 3.0 g/t Au, another cut was taken from the original pulp and FA-gravimetric finish.

  For samples displaying VG or samples that returned values greater than 5.0 g/t Au, these were reanalyzed by pulp metallic analysis.

  IAMGOLD inserts blanks and certified reference standards in the sample sequence for QC.

The QC protocol used during the Gosselin drilling program includes the insertion of SRMs and blanks at a rate of 1 in 12 samples each. In addition, the remaining half of the cut core of every 20th sample was collected as a core duplicate starting at drill hole GOS19-30.

For the blank material, less than one percent of the submissions assayed above 0.05 g/t gold. The blank materials were considered acceptable. There was no evidence of systematic gold contamination.

Ten reference materials, obtained from OREAS, were analyzed 3,716 times in regular sequence with the samples submitted to ActLabs. Reference materials were only analyzed for gold with AAS finish. The Percent of Expected values for gold in all ten reference materials was between 99% and 100%. The reference material results for gold were considered acceptable. Based on the ± three standard deviation limits from the OREAS certificates, 220 failures were identified. This represents a 6% failure rate. After the analysis of repeat assays, the failure rate was reduced to 2%.

Approximately 5,300 core duplicates were collected and submitted for analysis. Forty percent of the duplicate pairs, above ten times the detection limit, report within ±25%. The results were typical of low-grade nuggetty gold deposits. There are large population of core duplicates for the Gosselin Deposit.

Beginning in 2024, IAMGOLD began selecting samples to be duplicated after the samples are crushed, for a total of 1,765 coarse duplicates, in addition to 542 coarse duplicates from the internal quality control by the laboratory, for a total of 2,307. 64% of the pairs, above ten times the detection limit, were within ±25% of each other. The coarse duplicates have the expected reproducibility for the type of deposit.

A total of 9,406 pulp duplicates were analyzed for gold by fire assay with AAS finish. Approximately 3,000 from the pulp reassay program, 4,100 from the internal quality control of the laboratory, and 2,202 selected by IAMGOLD. 75% of the pairs, above ten times the detection limit, were within ±25% of each other. The pulp duplicates have expected reproducibility for the type of deposit.

A total of 5,194 pulps from 2021 to 2025 were submitted to AGAT for check assaying. The check assays agree well with 49% of the results assaying higher at ActLabs then AGAT. 60% of the pairs, above ten times the detection limit, were within ±25% of each other. This is similar to the pulp duplicate results.

Based on the provided quality control results, it can be determined that the Gosselin Deposit gold results are precise and accurate, there was no indication of systematic contamination or sampling issues. The results are acceptable to be used in resource estimation.

2. Sampling Storage and Security

For Côté, pre-2017 drill hole data previously stored in a GEMS database was moved to acQuire. All new drill hole collars were provided by surveyors and imported into GEMS and subsequently transferred to acQuire. All new logging was recorded directly into a GEMS database and subsequently transferred to acQuire. All new assay results were imported directly into acQuire and subsequently transferred to the GEMS database. For Gosselin, MS Access was used with custom forms and queries for data input and management.

Analytical samples are transported by IAMGOLD or laboratory personnel using corporately owned vehicles. Core boxes and samples are stored in safe, controlled areas. Chain of custody procedures are followed whenever samples are moved between locations, to and from the laboratory, by filling out sample submittal forms.

Drill core is stored on the Côté Gold Project property in wooden core boxes under open sided roofed structures, arranged by year. Core boxes are labelled with the hole number, box sequence number, and the interval in metres. Almost all boxes are labelled with an aluminum tag. All rejects and pulps from the laboratory are also stored on site. Pulps are categorized by batch number and are stored inside sea containers. Rejects are stored inside plastic crates under temporary shelter.

QA/QC program results did not indicate any significant issues with the sampling and analytical programs. The quality of the analytical data was sufficiently reliable to support Mineral Resource estimation without limitations on Mineral Resource confidence categories.

3. Data Verification

Côté

The 2019 Côté drill hole database consisted of the 2018 Mineral Resource estimate data updated with files provided by IAMGOLD for the drilling performed since the 2018 Mineral Resource estimate. The drill hole information added to the data base since the 2018 Mineral Resource estimate consisted of 4,882 samples from 38 drill holes, totalling 4,854.8 metres of core.

The 2018 Côté drill hole database had previously been validated internally for the 2018 Mineral Resource estimate. In 2017, the Côté database was validated during the preparation of a Mineral Resource update.

IAMGOLD's internal validation for the 2019 Côté drill hole database included checks on collar position, down hole deviation survey, drill logging information, sampling procedures, and assay data.

The 2019 drill hole database were compared against static versions of the previously validated 2017 and 2018 versions. Assay certificates for the samples collected since the 2018 Mineral Resource estimate were compiled and compared to the 2019 data. No issues were identified.

As part of standard procedures, the 2019 database was verified using the validation tools available in Seequent's Leapfrog and Geovia Gems. Checks on minimum and maximum values for various data fields, the presence of negative or zero values, and checks for the presence of unusual symbols were performed. Visual inspection of borehole traces and comparison of collars and topographic surfaces were performed, as well as checks for gaps in the logging and interval overlaps.

A site visit to the Côté deposit was carried out on October 7 to 8, 2019. During the site visit, the work performed at Côté Gold Project was reviewed. The review included outcrop observations, collar position check with a hand-held GPS, review of core handling, logging, and sampling procedures. Core from several drill holes was reviewed, covering the main lithologies and mineralization styles. Drill logs and assay results from the selected drill holes were compared against the core.

In 2023, geologists conducted a comprehensive internal audit of the database, comparing its contents with original logs and assay certificates.

Gosselin

The Gosselin deposit has been drilled by IAMGOLD since 2016. As the footprint of the mineralized zone increased, drilling proximal to Gosselin and adjacent deposits was used to complement the information collected during the Gosselin drilling campaigns. Historical drilling of the Gosselin deposit or nearby dates since 1987, with the bulk of the information collected after 2010. The Gosselin Mineral Resource estimation drill hole database has been maintained and updated by IAMGOLD personnel.

A site visit to the Gosselin deposit was carried out on July 19 to 21, 2021. During the site visit, the work performed at Gosselin was reviewed. The review included stops at various outcrops and at working drill rigs on land and lake. Collar positions were measured with a hand-held GPS. Core handling, logging, sampling, assay methodology, and QA/QC protocols were reviewed. Relevant intervals of core from various holes were examined, comparing the logged information to the core. The assay results were reviewed along with the core for the mineralized intercepts.

The Gosselin drill hole database is maintained by IAMGOLD's exploration team in MS Access. Drill hole logs, assay certificates, deviation survey measurements, and density data are collected in data sheets, subjected to validation protocols, and then imported into the master MS Access database.

The supplied drill hole data was verified prior to commencing Mineral Resource estimation. The validation steps included checks of:

  sample length;

  maximum and minimum values;

  negative values;

  detection limit/zero values/unusual symbols;

  borehole deviations;

  interval gaps;

  interval overlaps;

  drill hole collar versus topography;

  comparison of assay certificate versus database values;

IAMGOLD provided assay certificates for database validation. Values from 202 assay certificates were compared to the Gosselin database assay table. A total of 37,797 samples were matched, representing approximatively 80% of the samples in the Gosselin database. No issues were identified. It was recommended that the unified Gosselin resource database, in addition to the currently available details, be updated with information identifying the assay laboratory file source of the final gold value. This would enhance the auditability of the database content and facilitate tracking of the relevant certificate in the case of re-assayed sample batches.

The data required to conduct the data verification work was accessible and available and there were no limitations on this work.

The Gosselin drill hole database complies with industry standards and is adequate for the purposes of Mineral Resource estimation. Since 2024, QUALITAS has been mandated to audit the database to ensure accurate results were captured in the resource database. QUALITAS was also used to validate the transfer of Gosselin's data into the Côté Gold database to close the audit.

Mineral Processing and Metallurgical Testing

Metallurgical laboratories involved with the test work programs included: SGS facilities in Lakefield, Ontario, COREM (a consortium composed of several mining companies and the Government of Québec), in Québec City, Québec, and the University of British Columbia.

Metallurgical test work completed since 2009 included: comminution (Bond low-impact (crusher), RWi and BWi, Ai, SMC, HPGR, piston press, and Atwal) tests, GRG tests, cyanide leaching (effect of head grade, effect of grind size, reagent usage, CIP modelling, cyanide destruction, solid-liquid separation and barren solution analysis) test work, development of recovery projections; and review of the potential for deleterious elements.

The comminution test work indicated that the material tested was very competent, and that the mineralization was well-suited to an HPGR circuit.

The mineralization is free-milling (non-refractory). A portion of the gold liberates during grinding and is amenable to gravity concentration and the response to gravity and leaching is relatively consistent across head grades. Therefore, the lower grade gold material is expected to exhibit the same level of metal extraction. Individual lithologies follow the general trends for grind size sensitivity and cyanide consumption, however, there is evidence of differences in free gold content. Silver content is consistently reported below 2 g/t Ag and the test work does not report on silver recovery.

Overall gold recovery is estimated at 91.8% for the processing at an initial rate of 35,500 tpd using the proposed flowsheet, with a later expansion to 37,200 tpd. Cyanide and lime consumption are quite low in comparison to what is typically observed in industry, however, this reflects the lack of cyanicides and other cyanide consuming elements. Lime consumption is also positively impacted by the basic nature of the ore.

Metal dissolution during cyanide leaching was found to be low, and there were no obvious concerns with deleterious elements.

Overall, metallurgical test results indicate that all the variability samples were readily amenable to gravity concentration and cyanide leach. Samples selected for metallurgical testing were representative of the various types and styles of mineralization within the different zones. Samples were selected from a range of locations within the deposit zones. Sufficient samples were taken so that tests were performed using adequate sample weights.

For the Gosselin deposit a preliminary test work program was complete in the summer of 2020. The comminution parameters and gold recovery were similar to those of the Côté Gold Project ore. Cyanide and lime consumption were slightly higher for Gosselin material, due to the higher copper and sulfur content.

1. Mineral Resources

Mineral Resources Estimates

Subsequent to the date of the Côté Technical Report, IAMGOLD prepared the following Mineral Resources estimates for the Côté Gold Project.

Mineral Resources as of December 31, 2025 IAMGOLD Corporation - Côté Gold Project
Classification	Tonnage (Mt)	Grade (g/t Au)	Contained Metal (Moz Au)
Côté Gold Deposit
Measured	153.9	0.93	4.6
Indicated	268.8	0.77	6.7
Measured & Indicated	422.7	0.83	11.3
Inferred	62.8	0.60	1.2
Gosselin Deposit
Measured	-	-	-
Indicated	266.7	0.8	6.8
Measured & Indicated	266.7	0.8	6.8
Inferred	37.8	0.79	0.7
CÔTÉ DISTRICT - TOTAL
Measured & Indicated	689.4	0.82	18.2
Inferred	100.6	0.67	2.2

Notes:

1. The Côté Property Royalty covers the northern portion of the Côté reserve pit for a total coverage of less than 10% of the Côté reserve & resource estimate and substantially all of the Gosselin resource estimate.

2. Mineral Resource estimates are prepared in accordance with NI 43-101.

3. Côté Gold Mineral Resources have been estimated as of December 31, 2025 using a $2,100/oz gold price.

4. Gosselin Mineral Resources have been estimated as of December 31, 2025 using a $2,100/oz gold price.

5. Mineral Resources are inclusive of Mineral Reserves and are reported on a 100% project basis.

6. Mineral Resources are estimated at a cut-off grade of 0.3 g/t Au.

7. Mineral Resources are constrained by a Whittle optimized pit shell using economic parameters consistent with those used for mineral resources estimate in the Technical Report effective June 30, 2022 prepared in accordance with NI 43-101.

8. Bulk density values range from 2.69 t/m3 to 2.85 t/m3.

9. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

10. All figures have been rounded to reflect the relative accuracy of the estimates.

11. The above assumptions are based on the Côté Technical Report and may not reflect or address all of the assumptions in the revised Mineral Resources estimates as of December 31, 2025.

2. Mineral Reserves

Mineral Reserves Estimates

Subsequent to the date of the Côté Technical Report, IAMGOLD prepared the following Mineral Reserves estimates for the Côté Gold Project.

Mineral Reserves as of December 31, 2025 IAMGOLD Corporation - Côté Gold Project
Classification	Tonnage (Mt)	Grade (g/t Au)	Contained Metal (Moz Au)
Côté Gold Deposit
Proven	116.0	1.05	3.9
Probable	101.1	0.97	3.1
Proven and Probable	217.2	1.01	7.0

Notes:

1. The Côté Property Royalty covers the northern portion of the Côté reserve pit for a total coverage of less than 10% of the Côté reserve & resource estimate.

2. Mineral Reserve estimates are prepared in accordance with NI 43-101.

3. Côté Gold Mineral Reserves have been estimated as of December 31, 2024 using a $1,700/oz gold price.

4. Mineral Reserves are estimated assuming open pit mining methods and are reported on a 100% Project basis.

5. Bulk density values range from 2.69 t/m3 to 2.85 t/m3.

6. Mineral Reserves used the following assumptions: price of US$1,400/oz Au; fixed process recovery of 91.8%; treatment and refining costs, including transport and selling costs of $1.75/oz Au; variable royalty percentages by zone: 0.75% for Zone 1, 1.00% for zone 2, 0.00% for zone 3, 1.50% for zone 4, 0.75% for zone 5, 1.50% for zone 6, and 0.75% for zones 7 and 8; overall pit slope angles varying by sector with a range of 45.8° to 56.4°; processing costs of $10.17/t, which includes process operating costs of $7.01/t, general and administrative costs of $1.84/t, sustaining costs of $0.82/t, and closure costs of $0.50/t; mining costs of $1.61/t incremented at $0.029/t/12m below 388 elevation (life-of-mine average mining costs of $2.01/t); and rehandling costs of $0.87/t. The cut-off applied to the reserves is 0.35 g/t Au.

7. All figures have been rounded to reflect the relative accuracy of the estimates.

8. The above assumptions are based on the Côté Technical Report and may not reflect or address all of the assumptions in the revised Mineral Reserves estimates as of December 31, 2025.

Mining Operations

The mine plan is designed as a truck-shovel operation assuming 212 tonne autonomous trucks and 34 cubic metre shovels. The pit design includes four phases to balance stripping requirements while satisfying concentrator requirements.

The design parameters include a ramp width of 36 metres, maximum road grades of 10%, bench height of 12 metres, berm height interval of 24 metres, geotechnical catch bench of 20 metres if height is greater than 150 metres, a minimum mining width of 40 metres, and variable slope angles and berm widths by sector.

The mine rock area (MRA), overburden stockpile, and ore stockpiles have been designed to ensure physical and chemical stability during and after mining activities. To achieve this, the storage facilities were designed to account for benching, drainage, geotechnical stability, and concurrent reclamation.

The Côté deposit is being mined in four phases included within the ultimate pit limit. The scheduling constraints establish a required ramp up of mining capacity at 57 Mtpa and the maximum number of benches mined per year at seven per phase.

The mine operates 24 hours per day, seven days per week (24/7 schedule), using four rotating crews working 12 hours shifts.

Mining operations use an autonomous truck and drill fleet, supported by a conventional operated loading fleet and a fleet of operated support equipment. The truck fleet is diesel-powered with the capacity to move approximately 60.0 Mtpa operating on 12 metre benches. The loading fleet includes two electric-powered hydraulic shovels, supported by four large diesel-powered front-end loaders (FELs). Primary mobile equipment consists of:

  Loading - CAT 6060 electric/hydraulic (6060E) shovel and CAT 994K high lift FELs.

  Hauling - CAT 793F mechanical drive truck operated in autonomous mode.

Multiple contractors support the mine. A maintenance and repair contract (MARC) was put in place in 2023 for pre-production and the first three years of operation. Blasting is carried by a contract down hole service during the LOM. A tire maintenance agreement was put in place in Q3 2022 to repair and change tires at the mine site.

In its first full year of operations, Côté's attributable production was 279,900 ounces (399,800 ounces | 100%), achieving the top-end of the annual guidance range. The mine completed the ramp-up and achieved nameplate plant throughput of 36,000 tpd over a period of thirty consecutive days ahead of schedule in June.

Attributable gold production in the fourth quarter 2025 was a record 87,200 ounces (124,600 ounces | 100%), a 40% increase from the prior year period.

Mining activity totaled 11.1 million tonnes in the fourth quarter 2025. Ore tonnes mined increased to a record 4.5 million tonnes, or 24% over the prior year period, with an associated strip ratio of 1.5:1 waste to ore. The average grade mined was 1.04 g/t in the fourth quarter 2025, in line with expectations, and the highest quarterly grade mined to date for the operation.

Mill throughput in the fourth quarter 2025 totaled 2.9 million tonnes, an increase of 18% over the prior year period. The installation of the additional secondary crusher was completed in November and commissioned in December with both cone crushers tested and operating in parallel. IAMGOLD used a temporary contractor aggregate crusher to supplement crushing capacity during 2025 due to high wear caused by the abrasive ore impacting the availability of the secondary crushing circuit. IAMGOLD plans to phase out the temporary aggregate crushing circuit over the first half of 2026. The additional secondary cone crusher is expected to increase overall crushing capacity, optimize the particle size entering the high pressure grinding rolls (HPGR) allowing for improved maintenance cycles on the dry side, as well as the particle size entering the ball mill which has the potential to increase capacity in the wet side of the plant.

Head grade for the fourth quarter was a record 1.44 g/t as a result of the combination of higher grade direct feed ore, a low strip ratio over the quarter and stockpiling of lower grade ore. Recoveries in the plant averaged a record 94% in the quarter. The reconciliation between the reserve models, grade control models, mill feed and production continues to be in line with expected tolerances.

Financial Performance

The below financial performance summary is based on disclosure from IAMGOLD's News Releases and therefore the revenue and cost of sales for the year are recognized at 70% in accordance with IAMGOLD's ownership interest.

Production costs were $80.5 million and $286.7 million during the three and twelve months ended December 31, 2025, respectively. As outlined below, mining and milling per tonne unit costs continue to be elevated in part due to the ongoing reliance on the contractor aggregate crushing described above.

  Mining costs averaged $4.72 and $4.20 per tonne mined during the three and twelve months ended December 31, 2025, respectively. Mining costs in the fourth quarter continued to be impacted by the contractor aggregate crushing that increased rehandling and utilization of haul trucks. The impact is expected to reduce in 2026 as the contractor aggregate is phased out over the first half of 2026. Additional improvements to mining cost per tonne are expected through various measures including the continued transition to bulk mining, the improvement of the expected average life on haul truck tires and improving drilling practices to reduce the amount of redrilling required.

  Milling costs were $20.91 and $20.00 per tonne milled during the three and twelve months ended December 31, 2025, respectively. Unit costs remained higher in the fourth quarter as the temporary aggregate crusher was used extensively during the integration and commissioning of the additional secondary crusher. Milling costs were also higher due to the expensing of certain capital spares in 2025 as the life of the spares is expected to be less than a year until the benefits from the installation of the second secondary crusher are realized. Unit costs are expected to decline over the course of 2026 as the contractor aggregate crushing is phased out over the first half of the year.

  G&A costs were $7.62 and $6.97 per tonne milled during the three and twelve months ended December 31, 2025, respectively.

Cost of sales, excluding depreciation, during the three and twelve months ended December 31, 2025, totaled $111.7 million and $360.8 million, respectively. Cost of sales per ounce sold, excluding depreciation, for the three and twelve months ended December 31, 2025, was $1,271 and $1,272, respectively.

Cash costs, excluding royalties, during the three and twelve months ended December 31, 2025, totaled $83.3 million and $289.1 million, respectively, and cash cost per ounce sold, excluding royalties, was $949 and $1,020, respectively.

Royalties during the three and twelve months ended December 31, 2025, were $27.8 million or $316 per ounce (25% of cash cost) and $70.5 million or $248 per ounce (20% of cash cost), respectively.

Cash costs during the three and twelve months ended December 31, 2025, totaled $111.1 million and $359.6 million, respectively, and cash cost per ounce sold was $1,265 and $1,268, respectively.

AISC during the three and twelve months ended December 31, 2025, was $1,688 and $1,636 per ounce sold, respectively.

Capital expenditures, on a 100% and incurred basis, totaled $51.7 million in the fourth quarter 2025. Sustaining capital expenditures totaled $43.7 million ($30.7 million | 70%), including $29.2 million of capital projects related to operational improvements and ramp-up, $10.2 million of mobile equipment and critical spares, $2.3 million of other capital projects and $2.0 million of tailings infrastructure and related earthworks. Expansion capital of $8.0 million ($5.7 million | 70%) was primarily associated with the installation and commissioning of the additional secondary cone crusher completed during the fourth quarter of this year.

Capital expenditures for the year, on a 100% and incurred basis, totaled $181.6 million. Sustaining capital expenditures totaled $148.0 million, ($103.8 million | 70%), including $46.0 million of capital projects related to operational improvements and ramp-up, $37.4 million of tailings expansion and related earthworks, $36.9 million of mobile equipment and critical spares, $21.1 million of capitalized stripping, and $6.6 million of other capital projects. Expansion capital of $33.6 million ($23.7 million | 70%) was primarily associated with the installation and commissioning of the additional secondary cone crusher during the fourth quarter of this year.

Mine-site free cash flow was a record $197.0 million on an attributable basis for the three months ended December 31, 2025, on the strength of record revenues of $370.4 million with record gold sales of 87,700 ounces at the record realized gold price of $4,212 per ounce, resulting in operating cash flows of $241.8 million offset by capital expenditures totaling $44.8 million. For the year, mine-site free cash flow was $484.1 million on an attributable basis, with revenues of $1,014.4 million from the sale of 283,600 ounces at a realized gold price of $3,572 per ounce, resulting in operating cash flows of $606.8 million offset by capital expenditures totaling $122.7 million.

Mining Summary

IAMGOLD's production at the Côté Gold deposit in 2026 is expected to be in the range of 390,000 to 440,000 ounces on a 100% basis (270,000 to 300,000 ounces on an attributable basis).

The following table indicates operating information for the Côté Gold deposit for 2024 and 2025:

Operating Information - Côté Gold Project
Year	Gold Production (Oz)	Ore Milled Tonnage (Mt)	Grade Milled (g/t Au)	Recovery (%)
2024	199,000	4,948,000	1.37	92
2025	399,800	10,889,000	1.22	93

Notes:

1. The production attributable to IAMGOLD in 2025 was 279,900 ounces and in 2024 was 124,000 ounces.

Processing and Recovery Operations

The process circuits include primary crushing, secondary crushing, HPGR, ball milling, vertical milling, gravity concentration and cyanide leaching, followed by gold recovery by CIP, stripping and EW. Tailings handling incorporates cyanide destruction and tailings thickening. Plant throughput is 36,000 tpd at 92.6% utilization and it was achieved in 2025. Preliminary test work has indicated that the Gosselin deposit is similar to the Côté deposit, however, additional test work is required to validate and confirm this.

The process plant design is conventional and uses conventional equipment. The process plant consists of:

  primary (gyratory) crushing;

  secondary cone crushing and coarse ore screening;

  a coarse ore stockpile;

  tertiary HPGR crushing;

  fine ore screening and storage;

  two milling stages (ball mill followed by vertical stirred mills);

  gravity concentration and intensive leaching;

  pre-leach thickening;

  whole ore cyanide leaching;

  CIP recovery of precious metals from solution;

  cyanide destruction;

  tailings thickening;

  elution of precious metals from carbon;

  recovery of precious metals by ew; and

  smelting to doré.

In December 2025, installation and start-up of a second cone crusher was completed for improved crushing stability and throughput. The processing plant has facilities for carbon regeneration, tailings thickening, and cyanide destruction. Water from the mine water pond is the primary source of mill water, providing the majority of the processing plant requirements, whereas the plant site pond and other collection areas are used as secondary sources of process water. Fresh water required for reagent mixing at the processing plant is pumped from Mesomikenda Lake.

The primary reagents include flocculant, sodium hydroxide, cyanide, copper sulphate, liquid sulfur dioxide, anti-scalant, lime, hydrochloric acid, and oxygen.

The mill requires approximately 54 MW of power to operate at full capacity.

Infrastructure, Permitting and Compliance Activities

1. Infrastructure, Permitting and Compliance Activities

a. Infrastructure

Project infrastructure includes:

  open pit;

  MRA and stockpile facilities;

  TMF;

  permanent camp;

  emulsion plant;

  process facilities;

  workshop, offices, facilities, and other services;

  watercourse realignment dams and channels;

  Oshki Lake created to compensate for the loss of Côté Lake habitat;

  storm/mine water, polishing, and tailings reclaim ponds;

  collection, surplus water discharge, and dispersion systems;

  two-lane gravel access road;

  transmission line from Timmins to Shining Tree Junction and a 44 kilometre long 115 kV electrical power transmission line from Shining Tree Junction to the Côté Gold Project site; and

  electrical distribution network.

Access to the Côté Gold Project is via the existing Chester Logging Road which has already been upgraded from the Sultan Industrial Road, 4.62 kilometres, at the intersection with an existing road to the open pit area. The upgraded road is nine metres wide and serves as the main access to the mine site. From the upgraded road to approximately the southeast corner of the TMF, Chester Logging Road was upgraded to a 10-metre design width. At the corner of the planned TMF site, the existing road continues into the footprint of the TMF, and a new road of 4.28 kilometres of new road was constructed to extend the access to the construction/permanent camp entrance.

Mining activities are carried out via three major haul roads, consisting of access to the MRA, the TMF, and the topsoil/overburden stockpile. The site layout includes three major watercourse crossings. Roads are designed with a crossfall from side to side (as opposed to a central crown), such that the runoff from the entire road surface is discharged to another developed drainage area on one side of the road, such as the processing plant site, the reclaim water pond basin, the TMF, MRA, Polishing Pond, or the open pit itself.

The Côté Gold Project is supplied with 115 kV power via a new 44 kilometres overhead line from Hydro One's Shining Tree Junction. Upstream, a refurbished and restrung 118 kilometres 115 kV line delivers power from the Timmins Transformer Station (TS). The mine's electrical load is as follows:

  65 MW available capacity.

  43.5 MW average baseline usage.

  47 MW highest peak hour to date.

  98% lagging (inductive) power factor.

This load includes two electric shovels, mine dewatering and all ancillary loads. Hydro One has allocated a total of 72 MW of capacity to the Côté Gold Project. Emergency backup power is available from four diesel standby generators, sized to provide essential power to the process and ancillary electrical equipment. The four 1 MW prime gensets, located in the main substation area, are 600 V rated and are stepped up to 13.8 kV to be distributed around the site.

Environmental Considerations

An EA was completed for the Côté Gold Project under the Canadian Environmental Assessment Act, 2012. An EA Decision Statement was issued by the Federal Minister of Environment and Climate Change Canada on April 13, 2016, and a Notice of Approval was issued by the MOECC on December 22, 2016. Following project modifications and a review of environmental effects, a revised decision statement was issued in 2018.

Over the 15-year mine life, tailings production is approximately 14.5 Mtpa, except in the next 4 years which should average 13.3 Mtpa. The TMF will store 203 Mt of tailings over the LOM. There is a potential for additional tailings storage in the current TMF layout. The tailings perimeter dams could be raised by approximately seven meters which would increase the capacity of the current TMF capacity to approximately 233 Mt. Engineering and detailed design will need to be conducted to achieve the additional storage capacity.

Tailings are thickened to between 60% to 62% solids concentration in slurry and discharged from the TMF perimeter dams, forming an overall beach slope of approximately 0.5% (Year 1) to 1% (Year 2 to 16). Tailings solids settle in the TMF with pore water retained in the voids and supernatant water forming a pond. Perimeter embankment dams, raised in stages, will be used for tailings management throughout the LOM.

TMF water is pumped from the tailings pond and East Seepage Collection Pond directly to the mill for reuse, operating in a closed circuit. Collection ditches and ponds are located at topographical low points around the TMF perimeter to collect runoff and seepage. Collected runoff and seepage is returned to the TMF for reuse.

Water quality is monitored prior to discharge to the TMF. Water quality is also monitored in the TMF reclaim pond and at various points in the seepage collection system. Groundwater quality is monitored at wells surrounding the TMF, downgradient of the seepage collection system.

A watercourse realignment system was designed to redirect water around the mine facilities to enable excavation and dewatering of the open pit. Three pit protection dams were constructed within Clam Lake on the west side of the open pit. These dams will prevent water from entering the pit. Two realignment channels were constructed to reroute the Mollie River which originally flowed through the footprint of the open pit.

The Polishing Pond East Dam is constructed in the Three Duck Lakes (Upper) area to separate the lake from the Polishing Pond area. The Côté Lake dam facilitates dewatering of Côté Lake and separates the Three Duck Lakes system from Côté Lake. A mine water pond near the processing plant receives pumped inflows from the pit and runoff from a portion of the process plant site and a portion of the ore stockpiles. Runoff from a portion of the ore stockpiles and MRA reports to the Polishing Pond via perimeter ditches and pumping systems.

Closure of the Côté Gold Project is governed by the Mining Act (Ontario) and its associated regulations and codes. IAMGOLD originally filed the closure plan in accordance with the legislative requirements in 2018. Since that date, several amendments have been filed by the Ministry of Energy and Mines to reflect site changes and requirements for the construction of offline dams.

Conventional methods of closure are expected to be employed at the Côté Gold Mine site. The closure measures for the TMF will be designed to physically stabilize the tailings surface to prevent erosion and dust generation. The pit will be allowed to flood through active and passive measures, and the natural flow of the realigned water bodies will be re-established to the extent practicable. Revegetation trials will be carried out using non-invasive native plant species. Monitoring at appropriate sampling locations, including those established during baseline studies and operations, will continue after closure until stabilized and to confirm conformance prior to release.

The NDMNRF requires financial assurance for implementation of the closure plan. A closure cost estimate is included in the operating cost estimate of the Côté Gold Project closure plan and is reviewed and updated as required.

Permitting Activities

Following completion of the provincial and federal Environmental Assessments, a number of provincial and federal environmental approvals processes were commenced in 2018 as required to construct and operate the Côté Gold Mine. From 2018 to 2022, IAMGOLD received key environmental approvals required for the construction and operations phases of the Côté Gold Project which included, but not limited to, the mine closure plan, Fisheries Act Authorization, and environmental compliance approvals. Additional permits/authorizations and any required amendments to existing approvals continue to be received to support ongoing site development and changes. Required permits and authorizations are not expected to pose a material challenge to the Côté Gold Project.

Social Considerations

IAMGOLD actively engaged Indigenous, local and regional communities, as well as other stakeholders, to gain a better understanding of their issues and interests, identify potential partnerships, and build social acceptance for the Côté Gold Project. Stakeholders involved in Project consultations included those with a direct interest in the Côté Gold Project, as well as local and regional communities identified through the baseline studies.

Engagement with rightsholders and stakeholders will continue throughout the various Project stages. The range of stakeholders is expected to evolve over time, to reflect varying levels of interest and issues.

As part of the Provincial conditions of EA approval, IAMGOLD developed and submitted a Community Communication Plan to the responsible Provincial ministry, outlining its plan to communicate with stakeholders through all phases of the Côté Gold Project.

IAMGOLD worked collaboratively with the community of Gogama on the development of a socio-economic management and monitoring plan to manage potential socio-economic effects of the Côté Gold Project (both adverse and positive). The plan was developed in 2020, and implementation began in 2021 and has continued through construction and early operations.

An understanding of the Indigenous communities potentially interested in the Côté Gold Project was first developed through advice from the Province of Ontario to the previous property owner Trelawney in a letter dated August 19, 2011, and through advice from the CEAA (now the Impact Assessment Agency) based on information provided by Aboriginal Affairs and Northern Development Canada (now Crown-Indigenous Relations and Northern Affairs Canada). IAMGOLD sought further direction from both Provincial and Federal Crown agencies on the potentially affected communities.

Based on Federal and Provincial advice and information gathered through engagement activities, IAMGOLD engaged a range of Indigenous groups during the preparation of the EA. IAMGOLD has continued to engage the identified communities through information sharing (e.g., newsletters, notices, invitations to open houses, various permit applications), and focuses on actively engaging affected communities identified in the Federal Decision Statement and Provincial Conditions of Approval. The Côté Gold Project is located on Treaty 9 Territory, on the traditional lands of Mattagami First Nation and Flying Post First Nation, and within the traditional harvesting area of the Métis Nation of Ontario, Region 3. IAMGOLD signed Impact Benefit Agreements with the Mattagami First Nation and Flying Post First Nation in April 2019 and with the Métis Nation of Ontario (Region 3) in May 2021.

As part of the Provincial and Federal conditions of EA approval, IAMGOLD developed and submitted an Indigenous Consultation Plan to the responsible government departments, outlining the Côté Gold Project's plan to consult with identified Indigenous groups throughout all phases of the Côté Gold Project. IAMGOLD consulted all identified Indigenous groups as part of the development of the Indigenous Consultation Plan, as required.

IAMGOLD committed to work with the communities of Mattagami First Nation and Flying Post First Nation to collaboratively develop a socio-economic management and monitoring plan to manage potential socioeconomic effects of the Côté Gold Project (both adverse and positive). This plan was developed collaboratively with the communities and implementation began in 2021. The monitoring committee, comprised of members of each community and IAMGOLD, meets quarterly.

Capital and Operating Costs

Capital Costs

For 2025, on a 100% incurred basis, capital expenditures totaled $186.1 million. Sustaining capital expenditures totaled $148.0 million, including $46.0 million of capital projects related to operational improvements and ramp-up, $37.4 million of tailings expansion and related earthworks, $36.9 million of mobile equipment and critical spares, $21.1 million of capitalized stripping, and $6.6 million of other capital projects. Expansion capital of $33.6 million was primarily associated with the installation and commissioning of the additional secondary cone crusher during the fourth quarter of this year.

A technical report outlining the expansion plans for Côté is expected to be announced in the fourth quarter 2026.

Operating Costs

Operating costs are based on the Côté Gold Report. Total operating costs over the LOM are estimated to be $4,073 million. Mining (excluding CWS) and processing costs represent 35% and 46% of this total, respectively. Average operating costs are estimated at $17.48/t of processed ore.

Total Operating Costs Over the LOM IAMGOLD Corporation - Côté Gold Project
Cost Area	Total (US$ million)	Percent of Total
Mining Operating (excl CWS)	1,445	35

Processing	1,856	46

G&A	772	19

Total	4,073	100

Average Unit Operating Costs IAMGOLD Corporation - Côté Gold Project
Cost Area	US$/t of processed ore
Mining (excl CWS)	6.20 (8.49 if CWS included)

Processing	7.97

G&A	3.31

Total	17.48

Mining quantities were derived from first principles and mine phased planning to achieve the planned production rates. Mining excavation estimates were based on geological studies, mine models, drawings, and sketches. Mine costs generally increase with time as the pit increases in depth and the MRA increase in height.

Process operating costs estimates were developed from first principles, metallurgical test work, IAMGOLD's salary/benefit guidelines, and vendor quotations, and benchmarked against historical data for similar processing plants. The process operating costs include reagents, consumables, personnel, electrical power, and laboratory testing. The consumables accounted for in the operating costs include spare parts, grinding media, and liner and screen components. Process operating costs over the LOM are estimated to average $7.97/t of processed ore. G&A costs averaging $3.31/t of processed ore over the LOM were developed from first principles and benchmarked against similar projects.

Royalties, that varies depending on gold price, the amount of expenditure that can be deducted and the source of the ore within the pit, and management fees and allowances to meet commitments to stakeholders, total $483 million over the LOM or average $2.07/t processed. The amount of royalties paid are dependent on the gold price assumptions and the ability of IAMGOLD to deduct certain expenditures when calculating the royalties.

Reclamation and closure costs are estimated to total $83 million, distributed annually from early in the mine life until post-closure. This is based on a detailed closure cost estimate adjusted to include an allowance for security bond fees and a credit at the end of mine life to account for the estimated salvage value of equipment and materials. This was also adjusted for inflation to bring the estimate to 2022 dollars.

Recent Updates

The Gosselin zone is located immediately to the northeast of the Côté zone. Following the completion of the expansion and delineation diamond drilling program in 2024, the 2025 drilling plan was to continue with diamond drilling activities aimed at increasing the confidence in the existing resource and converting a large part of the inferred Resource to the Indicated Resource category. A total of 45,000 metres was planned initially but this program was increased to approximately 53,750 metres for the year. Approximately 3,600 metres were completed in the fourth quarter 2025. In addition, approximately 5,550 metres tested the area to the north-east of the Gosselin zone.

An infill drilling program of 20,000 metres was planned on the Côté zone which was initiated in the second quarter of 2025. Approximately 1,350 metres were completed in the fourth quarter 2025, for approximately 20,650 metres for the year. This infill drilling program was planned to improve resource confidence within the northeastern extension of the Côté deposit and convert Inferred Resources into the Indicated Resources category.

Mineral Reserves decreased 301,000 ounces from the prior year period as updated estimates partially offset depletion (based on 10.9 Mt at 1.22 g/t for contained ounces of 428,100 ounces at 100% interest). The Côté Gold Mineral Reserve block model will be updated this year resulting in an updated mine plan incorporating both Côté and Gosselin.

Côté Gold (Côté and Gosselin) Measured & Indicated Mineral Resources, inclusive of Mineral Reserves and on a 100% basis, increased 12%, or approximately 2.0 million ounces, to an estimated 18.2 million ounces (12.7 million ounces attributable) as of December 31, 2025. Inferred Mineral Resources decreased approximately 2.0 million ounces to 2.2 million ounces.

The 2025 drilling plan at Côté and Gosselin prioritized increasing the confidence in the existing resource and converting a large part of the Inferred Resource to the Indicated Resource category. The program was increased to approximately 53,750 metres for the year at Gosselin. The results of the Gosselin drilling program will be included in an updated Mineral Reserves and Mineral Resources estimated in the second quarter 2026 and will inform the planned updated technical report which will consider a larger scale Côté Gold Project with a mine plan targeting both the Côté and Gosselin zones over the life of mine. This updated technical report is expected to be completed by the end of 2026.

2026 Outlook

IAMGOLD has announced that Côté Gold attributable production in 2026 is expected to be in the range of 390,000 to 440,000 ounces of gold. The focus in 2026, now that the plant is operating at nameplate throughput, is on stabilization and optimization, improving the cost structure and preparing for the contemplated expansion of Côte. Short to medium term capital investment is planned to improve the operating efficiency and cost structure while also systematically investing in the expansion to derisk the larger build.

Mining activities in 2026 are planning a total of approximately 52 million tonnes of material mined. This includes a large pushback to open up the pit to improve mine efficiency and prepare for the contemplated expansion. Mill throughput is expected to average 36,000 tpd (nameplate) over the course of the year after the successful installation of the additional secondary crusher in the fourth quarter 2025. Plant head grades are expected to average between 1.00 g/t and 1.10 g/t. Gold production is expected to be higher in the second half of the year based on expected lower grades in the first half of the year followed by higher grades in the second half - as determined by the scheduled mine sequence.

IAMGOLD has disclosed that cash costs, excluding royalties, at Côté Gold are expected to be in the range of $900 to $1,050 per ounce sold, and including royalties (assuming a $4,000 per ounce gold price) in the range of $1,200 to $1,350 per ounce sold. AISC is expected to be in the range of $1,775 to $1,925 per ounce sold.

Sustaining capital expenditures guidance for Côté Gold is approximately $230 million ±5% that includes $70 million of non-recurring capital to improve the operating efficiency and the long-term operating cost structure.

Taca Taca Royalty

The Company holds the Taca Taca Royalty through its wholly-owned subsidiary, Nova. On October 7, 2020, Nova entered into royalty purchase agreements with arm's length private parties pursuant to which Nova acquired an existing 0.24% NSR Royalty on the Taca Taca Project, owned by First Quantum. Closing of the acquisition of the Original Taca Taca Royalty was effected in November 2020. On January 10, 2021, Nova entered into royalty purchase agreements with existing shareholders of Nova, pursuant to which Nova acquired an existing 0.18% interest in a 1.5% NSR Royalty (the "1.5% NSR") on the Taca Taca Property owned by First Quantum, increasing Nova's interest to an aggregate 0.42%.

The 1.5% NSR is subject to a buyback right in favour of First Quantum. The buyback price is equal to the product of the value of the proven reserves at Taca Taca multiplied by 1.5%. For the purposes of determining the buyback price, the value of the proven reserves at Taca Taca shall be pursuant to a feasibility study completed by an independent consultant and shall be based on the commodity prices, as quoted by the London Metal Exchange, as of (i) the date of such feasibility study; or (ii) the date on which the buyback price is paid, at the sole option of the royalty holders.

Taca Taca Royalty Boundary

A technical report February 2026 entitled "Taca Taca Project - Salta Province, Argentina -NI 43-101 Technical Report" having an effective date of December 31, 2025 (the "Taca Taca Report"), which technical report was prepared for First Quantum and filed under First Quantum's SEDAR+ profile on www.sedarplus.ca, and which superseded the technical report entitled "Taca Taca Project - Salta Province, Argentina - Amended and Restated NI 43-101 Technical Report" published in March 2021 (the "2021 Technical Report").

The following description of the Taca Taca Royalty has been prepared solely in reliance on the following publicly available information:

  the Taca Taca Report;

  First Quantum's Annual Information Form dated February 10, 2026, and filed under First Quantum's SEDAR+ profile on www.sedarplus.ca;

  News Release of First Quantum dated January 16, 2026; and

  First Quantum's Management's Discussion and Analysis for the year ended December 31, 2025, and filed under First Quantum's SEDAR+ profile on www.sedarplus.ca.

While the Company does not have any knowledge that such information is not accurate, the Company has not independently verified this information and there can be no assurance that such third-party information is complete or accurate. In addition, the Company does not have access to non-public information regarding the Taca Taca Property. See "Risk Factors - Reliance on Third-Party Reporting".

Summary

Project Overview, Location and Ownership

The Taca Taca Property is a porphyry copper-gold-molybdenum deposit located in the arid Puna (Altiplano) region of Salta Province, in northwest Argentina. The proposed Taca Taca Project involves the open pit mining and flotation processing of cupriferous ore from this deposit for a period in excess of thirty years.

The Taca Taca Property is located approximately 230 km west of the city of Salta and 55 km east of the Chilean border. The nearest population centre is the village of Tolar Grande (population of approximately 150), which is 35 km east of the Taca Taca Project site.

Taca Taca Project location

The Taca Taca Property is situated at a median elevation of 3,625 mRL, in an environment with sparse flora and fauna, and on the edge of an expansive salar. The climate at Taca Taca is arid, with an annual precipitation of approximately 40 mm/year and an evaporation rate of 2,500 mm per year. Temperatures range from minus 11°C to plus 20°C, with January being the warmest month and July being the coldest month. Wind speeds typically range from 3.8 m/s to 23.2 m/s, blowing predominantly from the northwest. Although winds are generally strong, particularly during the winter months, development and operational activities could be carried out year round. The Taca Taca Property is located in a seismically active region.

The Taca Taca Property is 100% owned by First Quantum through its Argentinian subsidiary Corriente Argentina SA (CASA). The Taca Taca Property and associated areas of interest are held in a composite package of mining rights consisting of 83 concessions. Two of the mining concessions have a 50% ownership with third party groups, though these are not over commercially material portions of the known deposit.

The Taca Taca Property is subject to a 3.0% provincial government royalty and a 1.5% third-party NSR royalty.

Project Background and Description

The Taca Taca deposit was discovered in the late 1960s. Lumina Copper Corporation (Lumina) acquired an interest in the Taca Taca Property when shareholders of Global Copper Corporation (Global Copper) approved a corporate reorganization in August 2008. This ultimately resulted in the acquisition by Lumina of 100% of the shares of CASA and a 100% interest in the property.

In August 2014, First Quantum acquired Lumina and its primary asset, Taca Taca. Since that time, First Quantum has completed detailed reviews of the deposit geology, mineralogy and processing amenability, in addition to assessing development options for the Taca Taca Project. From 2015, First Quantum has conducted water exploration drilling and aquifer pump tests to confirm sustainable groundwater supply sources for the Taca Taca Project and has been progressing with environmental and engineering phase studies. The Taca Taca Property engineering phase remains in progress.

The proposed Taca Taca Project has the following material components, aspects of which are described in detail in the Taca Taca Report:

  an open pit mine;
  a mining waste dump;
  a surface ore stockpile;
  a copper concentrator for the processing of copper mineralization by flotation methods, also recovering gold into the concentrate;
  an ability to separate a molybdenum concentrate from the final bulk copper concentrate in a dedicated flotation plant;
  concentrate filtration and load out facilities;
  a tailings storage facility for the storage of the processing residues;
  process water storage tanks;
  internal access roads, surface haulage roads and mine haulage roads some of which are to be trolley-assisted routes;
  borefields for the supply of fresh water;
  borefields for the supply of brine from salars;
  overland pipelines between the concentrator and the tailings storage facility, and between water supply borefields and the plant site;
  mine services workshops and equipment wash-down facilities;
  construction offices, mine administration and camp/village accommodation facilities;
  storage space and a rail loadout facility for concentrate product;
  storage facilities for parts and consumables, reagents and explosives;
  as auxiliary infrastructure, there is an airstrip upgrade, roads for transporting supplies into the Taca Taca Project site, a railway for transporting concentrates and supplies, and an in-coming high voltage electric transmission line.

Project Approvals

The primary permit required for the development of the Taca Taca Project is the Environmental and Social Impact Assessment (Informe de Impacto Ambiental y Social, “ESIA”) to be approved by the Secretariat of Mining of the Salta Province. This ESIA must cover the main Taca Taca Project sites including mine, process plant, tailings storage facility, water and brine uses, and associated facilities.

A formal ESIA for the Taca Taca Project was submitted to the government authorities in February 2019. The reference technical framework for the ESIA was taken from First Quantum's Project Description document (November 2018).

A chronology of related events since that time is as follows:

  Nov 2019 - first round of observations from the Mining and Energy Secretariat (SME)
  Feb 2020 - responses to first round of observations submitted
  Aug 2022 - complementary information incorporated into the ESIA including a study of alternatives for the tailings storage facility ("TSF") and WRD, plus a hydrogeological study report
  June 2023 - second round of observations
  October 2023 - responses to second round of observations submitted
  October 2024 - SEGEMAR1 ESIA review, workshop and site visit
  December 2025 - Appointment of new Mining Secretary of Salta Province

During the government review process, an outline of the proposed Taca Taca Project water supply was submitted as an additional annexure to the ESIA in October 2023. There were two separate ESIAs also submitted in respect of the Taca Taca Project power supply and road access in February 2021 and April 2021, respectively.

In October 2024, under the facilitation of the SME, a collaborative workshop was held with SEGEMAR and the provincial authorities. This workshop included a site visit, technical briefings and presentations from First Quantum's staff, followed by interactive questioning on numerous aspects of the Taca Taca Project.

The ESIA process requires a final report from the SME on their observations and requests for further information. Once the observations process is satisfactorily concluded, there needs to be a public hearing (audiencia publica) prior to the ESIA approval. This process is expected to conclude in the second quarter of 2026.

There were two separate ESIAs also submitted in respect of the Taca Taca Project power supply and by pass road access, in February 2021 and April 2021, respectively.

Project Development Status

The proposed Taca Taca Project involves the open pit mining and flotation processing of copper and molybdenum bearing ore, with gold recovered into the copper concentrate. A Stage 1 project at a scale of 40 Mtpa is described in the Taca Taca Report, covering detailed planning, engineering, design and costing commentary.

A Stage 2 expansion to 60 Mtpa throughput is also presented throughout the Taca Taca Report, commencing five years after the pre-strip phase and shortening the LOM to 35 years. The level of planning, engineering and cost estimation for Stage 2 has not been completed to the same level of detail as for the Stage 1 40 Mtpa project.

The porphyry copper-molybdenum-gold orebody is hosted by a batholith and is overlain by sediments and volcanoclastics. The optimal pit depth is in excess of 700 m and it is situated immediately adjacent to a brine saturated salar. The mineralization lies beneath a leached cap and is typically hypogene and supergene, but with distinct transitional (or mixed) mineralization styles also present. The proposed processing flotation processing method involves a conventional concentrator producing separate copper and molybdenum concentrates, and with gold recovered into the+- copper concentrate.

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1Servicio Geologic° Minero Argentino (SEGEMAR) was appointed by the provincial Mining and Energy Secretariat (SME) to act as an independent reviewer of the ESIA. SEGEMAR is a national Argentine government institution aimed at producing geological, mining and environmental information to achieve sustained development, and to mitigate geological hazards.

The material technical changes reflected in the Taca Taca Report can be summarized as:

  Mineral Resources have been reported within a life of mine pit optimization shell;
  a revised water balance, involving the use of fresh water for both rougher and cleaner flotation, and the use of brine for tailings dilution and discharge only;
  a move away from an ultra-class truck fleet, and the adoption of a suitably scaled starter fleet for the waste pre-strip period;
  a revised design of mining stages to better suit spatial constraints during the substantial pre-stripping period;
  a revised estimate of the non-acid forming ("NAF") and potentially acid forming ("PAF") waste volumes and hence the sequence of waste dumping onto the Salar de Arizaro;
  an updated layout for the Taca Taca Project facilities, including the Stage 140 Mtpa process plant, and associated non-process infrastructure (for this section, "NPI") such as the mine services area and rail load-out (concentrate) facility;
  a detailed update of the capital and operating cost estimates for a Stage 1 40 Mtpa project.

Geology and Mineralization

The Taca Taca Property is a porphyry copper-molybdenum-gold deposit hosted by granitic rocks together with dacite, dolerite, and rhyolite intrusions. The porphyry is characterized by hydrothermal alteration that grades from a central potassic core to an outer phyllic and argillic zone. Phyllic alteration is most common and is closely associated with mineralization.

The style of mineralization is mainly supergene (chalcocite) and hypogene (chalcopyrite), overlain by a zone of variable thickness of leached copper. mineralization is disseminated and in fractures, veinlets, and quartz vein stockworks. Copper sulfides are mostly chalcopyrite and chalcocite with lesser bornite, covellite, and digenite and is broadly zoned with a chalcopyrite-bornite-molybdenite core yielding to a more pyritic halo around the edges.

The leached horizon is depleted of copper mineralization with a zone of gold mineralization located within the thicker portion of leached material. Supergene zones are enriched with secondary sulfides and form a discontinuous blanket underneath the leached cap. Supergene mineralization is variably mixed with hypogene mineralization according to structure, varying lithology and alteration.

mineralization remains open at depth and to the south and east of the deposit.

Mineral Deposit Type

The Taca Taca Project deposit is a porphyry copper-gold-molybdenum system hosted principally within granitic plutonic rocks, with subordinate dacite, dolerite and rhyolite intrusions. Hydrothermal alteration forms kilometer-scale zones that grade outward from a central potassic core through phyllic and argillic assemblages. The propylitic zone is comparatively restricted for a deposit of this size. Phyllic alteration is the most pervasive and hosts most of the mineralization. Late-stage argillic supergene processes have locally upgraded copper tenor.

Mineralization comprises an upper leached horizon overlying a mixed supergene-hypogene zone. Copper occurs disseminated and within fractures, veinlets and quartz stockworks. Sulfide zonation consists of a chalcopyrite-bornite-molybdenite core yielding outward to a strong pyrite-rich halo. The overall sulfide assemblage is mixed and more variable than typically observed in porphyry systems.

Surface weathering and oxidation removed copper from oxide and hypogene copper minerals, producing a 150-300 m thick copper-depleted leached cap. The leached copper was remobilized and partially re-precipitated as secondary sulfides beneath the leached horizon, forming discontinuous supergene enriched zones dominated by fine-grained black chalcocite with lesser covellite. The boundary between hypogene-dominant and supergene-dominant mineralization is highly irregular and reflects alteration to depth along structures and within the host rocks. Copper grades within the supergene zones are typically higher than in the hypogene mineralization.

Exploration

Historical Exploration

Fabricaciones Militares first noted copper mineralization at the Taca Taca Property in the late 1960s which was followed by multiple historical drill programs and geophysical surveys. Historical geophysical surveys included:

  Transient electromagnetic (TEM) and Induced Polarization (IP) surveys completed by BHP Minerals in 1997, focused on delineating extents of sulfide mineralization. The survey totaled 36.8 km (10 lines at 500 m spacing).
  Ground magnetic and gravity surveys completed by CASA in 1999, which targeted copper on the northern edge of the Salar de Arizaro.
  A 38.5 km radiometric survey was completed by Rio Tinto in 1999 for targeting shallow mineralization. The survey overlapped the previous CASA ground magnetics.
  A Titan 24 survey (combined DCIP and magnetotelluric data) was conducted on behalf of Lumina during 2010. Results identified several targets having deeper sulfide mineralization.

Surface outcrop mapping was active during most of the exploration phases with excavator trenching and road cuts. CASA and Rio Tinto completed a 100 m by 100m grid of geochemical sampling of soils and rock outcrops around the deposit peripheries.

The understanding of the Taca Taca deposit geology has been derived from drillhole logging, interpretation of assay data, geophysical surveys, and the mapping of outcrop and trenches.

Exploration by First Quantum

Following acquisition of the Taca Taca Project, First Quantum undertook several small-scale data collection programs to complete and verify supporting datasets as summarized below:

  New-Sense Geophysics conducted a helicopter-borne magnetic and radiometric survey in 2014 acquiring 4,424.1 line-km of data at 300 m line spacing. These results supported anomaly definition, structural interpretation and identification of broader lithological trends.
  Additional geochemical sampling of in-situ soils was completed on a 500 m by 500 m grid around the outer limits of the concessions.
  In 2019, a detailed ground magnetic program was conducted over the Taca Taca deposit area. A total of 924-line km was surveyed at a 20m spacing for improving geological and structural interpretations across the deposit. The survey focused on displacement within the enrichment blanket and depth to top of ore.
  A hyperspectral survey comprising 2 lines was flown directly over the deposit to better define key alteration minerals at surface in the deposit area, searching for previously untested zones of hydrothermal alteration.
  A high-resolution WorldView-3 topographic dataset was obtained, covering a 12 km by 23 km area over the deposit at 0.5 m resolution, with the surrounding region captured at 3 m resolution.

  In 2021, rock samples were taken to better support historic coverage focusing on the Camp Prospect (43 samples, 50 m by 50 m spacing), Pit South (182 samples, 50 m by 50 m spacing) and Little Taca (66 samples, 100 m by 100 m spacing) and was used to support targeting of brownfields drillholes.
  During 2022, a further series of geochemical rock samples were taken on a 250 m by 250 m grid over all outcrop in the TT license area to provide an update on method and consistent coverage.
  In 2025, a structural mapping campaign was conducted over the immediate deposit and pit design area with the objective of refining the existing fault model for geological, geotechnical, and hydrogeological purposes. Additionally, a soil sampling program was completed, collecting 332 soil samples at 25 m spacing along NE-trending lines designed to intersect the NW and NNE structural systems, along with 69 rock samples from surface outcrops. The results show a strong correlation between anomalous gold values and both the WNW and NNE fault sets.

Drilling

Drilling across the Taca Taca Project and its surrounds is mostly from other companies prior to First Quantum's acquisition of the Taca Taca Project. Drillhole samples have been subject to detail geological logging, sampling and analysis with supporting QAQC. Drill samples have been stored in a safe and secure storage facility in Salta city for further testing a verification. All drill data has been stored within a SQL database system ensuring consistent and validated data.

An additional 23 diamond drill holes were added since the 2021 Technical Report. At the time of the Taca Taca there were 507 drillholes (see table below) with a total drilled length of 180,133 m available across the Taca Taca Project and its surrounds.

Current Taca Taca Project drill hole details per company

Year	Company	Drilling method	Number of holes	Meters drilled
1970	Falconbridge	DD	3	529
1994	Gencor	RC	18	1,606
1996	BHP	DD	4	1,651
1997	BHP	DD	31	9,974
1997	Corriente	DD	14	3,328
1998	Corriente	DD	80	4,428
1999	Rio Tinto	RC	9	3,338
1999	Rio Tinto	DD	8	4,877
2008	Lumina Copper	DD	5	3,437
2010	Lumina Copper	DD	39	22,608
2011	Lumina Copper	RC	17	3,696
2011	Lumina Copper	RD	34	24,311
2012	Lumina Copper	DD	60	36,898
2012	Lumina Copper	RC	111	35,112
2012	Lumina Copper	RD	17	11,609
2018	FQM	DD	10	2,283
2019	FQM	AG	16	160
2019	FQM	DD	8	2,213
2022	FQM	DD	23	8,102
SUB TOTAL		RC	155	43,752
		DD	336	136,249
		Augur	16	160
TOTAL		Holes	507	180,160

Of the 507 drillholes, 461 are drilled within First Quantum held concessions. Most holes were diamond drilled holes with approximately 24% drilled using Reverse Circulation (RC). Of the 461 holes, 399 are located within the block model volume. Drilled holes were completed for multiple purposes including metallurgy (4), geotechnical (32), water testing (35), exploration (209) and infill (227) drilling.

Sample Preparation, Analyses and Security

Drillhole samples used in the Mineral Resource estimate are dominated by approximately 75% competent, high recovery diamond drill core samples. Reverse circulation methods focused within the leach cap zone with diamond drilling methods focused on the supergene and hypogene zones. Most samples were analyzed for copper and multiple elements using a 4-acid digest and an ICP_OES/MS finish. Gold was analyzed for with traditional fire assay methods. A small proportion (approximately 13%) of copper mineralized samples were subject to sequential copper analysis to aid identification of copper mineralogy. QA/QC was practiced from 2008 onwards with results verified for these campaigns. All sample data has been managed in secure SQL drillhole database. Drill core is safely stored in a First Quantum storage facility in Salta city.

Sample Preparation

BHP (1996-1997) and CASA (1998-1999) programs

  Detailed records of sample preparation methods are no longer available.
  Available evidence indicates that industry-standard sample preparation procedures were applied and are consistent with those documented for subsequent drilling programs.

Rio Tinto 1999 RC program

  Sample preparation undertaken at the Bondar Clegg laboratory, Mendoza.
  Whole samples crushed to −80 mesh (177 µm), with a 1 kg split pulverized using a large pulp preparation procedure.

Rio Tinto 2008 DD program

  Core samples prepared at the Alex Stewart laboratory, Mendoza.
  Samples weighed, dried, crushed to 80% passing 2 mm, riffle split to approximately 1.2 kg, and pulverized to 85% passing 75 µm.
  Approximately 200 g of pulp submitted for analysis.
  Samples transported under documented chain-of-custody procedures; no irregularities reported.

Lumina 2010-2012 programs

  Sample preparation completed at ALS Minerals and Alex Stewart laboratories, Mendoza.
  Samples weighed and barcoded on receipt, crushed to 70% passing 2 mm, riffle split to approximately 1 kg, and pulverized to 85% passing 75 µm.
  Approximately 200 g of pulp submitted for analysis.
  Samples transported under sealed chain-of-custody protocols; no discrepancies reported.

First Quantum 2019 and 2022 programs

  Core samples prepared at ALS Minerals Mendoza.
  Sample preparation procedures were consistent with those applied during the Lumina 2010-2012 programs.

Sample Analysis

A summary of drill campaigns and associated analytical laboratories used for sample analyses is provided below. Original assay certificates were not available for samples submitted prior to 2008; the previous owners' results were in spreadsheet format only.

Both Alex Stewart (Mendoza) and ALS (Lima) analytical laboratories are fully equipped and accredited with ISO/IEC 17025:2017 for mineral and geochemical testing competence as well as being ISO 9001 accredited for quality management covering chemical analysis of geological samples. Both Alex Stewart (Mendoza) and ALS (Lima) laboratories are independent of First Quantum.

Drill Campaign	Analytical Laboratory	Analytical Methods	Elements Analyzed
1996-1997 BHP	Bondar Clegg, La Serena; American, Mendoza; SGS, Salta and Santiago	Unknown	Ag, Au, As, Cu, Mo, Pb, Zn
1998-1999 Corriente	ALS, Mendoza	AAS; Fire assay (AAS) for Au	Ag, Au, As, Cu, Mo, Pb, Zn
1999 Rio Tinto	Bondar Clegg, Vancouver	4-acid digest with ICP-OES/MS finish; fire assay (AAS) for Au	34 elements + Au Ag, Al, As, Ba, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, K, La, Li, Mg, Mn, Mo, Na, Nb, Ni, PB, Sb, Sc, Sn, r, Ta, Te, Ti, V, W, Y, Zn, Zr
2008 Rio Tinto	Alex Stewart, Mendoza	4-acid digest with ICP-OES finish; Ore-grade Cu by AAS; fire assay (AAS) for Au	39 elements + Au Ag, Al, As, Ba, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Li, Mg, Mn, Mo, Na, Nb, Ni, P, Pb, S, Sb, Sc, Se, Sn, Sr, Ta, Te, Ti, Tl, V, W, Y, Zn, Zr
2010-2012 Lumina	ALS, Mendoza; Alex Stewart, Mendoza	4-acid digest with ICP-OES finish; Ore-grade Cu by AAS; fire assay (AAS) for Au; Sequential Cu leach (subset)	35 elements + Au Ag, Al, As, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sb,Sc, Se, Sn, Sr, Th, Ti, Tl, U, V, W, Zn
2019, 2022 FQM	ALS, Lima	4-acid digest with ICP-OES finish; Ore-grade Cu by AAS; fire assay (AAS) for Au; Sequential Cu leach	48 elements + Au Ag, Al, As, Ba, Be, Bi, Ca, Cd, Ce, Co, Cr, Cs, Cu, Fe, Ga, Ge, Hf, In, K, La, Li, Mg, Mn, Mo, Na, Nb, Ni, P, Pb, Rb, Re, S, Sb, Se, Sn, Sr, Ta, Te, Th, Ti, Tl, U, V, W, Y, Zn, Zr

Quality Assurance and Quality Control (QA/QC) Protocols

Quality Assurance and Quality Control (QA/QC) procedures have been verified for drilling completed from 2008 onwards, with results available for review, representing approximately 89% of the samples used in the current Mineral Resource Estimate. QA/QC information for drilling completed prior to 2008 was sourced from historical reports and information provided by previous operators. Although detailed QA/QC results are generally unavailable for these earlier programs, the associated data largely relate to peripheral or shallow portions of the deposit and show good agreement with proximal, better-documented samples. These data are therefore considered suitable for use in the Mineral Resource Estimate.

  BHP 1996 to 1997 program

    Historic reports indicate that BHP submitted quarter-core duplicates at a frequency of approximately 1 in 20 samples and coarse reject duplicates for check assaying; however, detailed results are not available.
    In 2003, AMEC collected 11 check samples from archived NQ core at matching intervals and submitted them for independent re-assay, with reported good agreement to original results.
    Comparisons with nearby Lumina drill holes (<30 m) show comparable grade distributions, indicating that the data are suitable for use in the Mineral Resource Estimate.

  CASA 1998 to 1999 program

    Historic reports indicate routine submission of pulp duplicates for check assaying; however, detailed results are not available. Most drill holes are shallow or located outside planned pit extents and are of limited relevance to the Mineral Resource Estimate.
    Comparisons with nearby Lumina drill holes (<30 m) show comparable grades, indicating that sample results are of adequate quality to support the Mineral Resource Estimate.

  Rio Tinto 1999 RC program

    Information provided by Rio Tinto indicates that systematic QA/QC procedures were implemented, including insertion of one field duplicate for approximately every 12 samples, together with pulp duplicates, certified reference materials (CRMs), and blanks; detailed insertion rates and results are not available. Most drill holes are in shallow zones with limited relevance to the main mineralized domains.
    Historic reports indicate that the data are of acceptable quality and are considered suitable for use in the Mineral Resource Estimate.

  Rio Tinto 2008 DD program

  Information provided by Rio Tinto indicates that systematic QA/QC procedures were implemented, including certified reference materials (CRMs) for Cu and Au (3-4%), coarse and pulverized blanks (2-3%), field and pulp duplicates (2-3%), and a limited number of half-core field duplicates. Additionally, 133 pulp duplicates from drill hole TTBJ0003 were submitted to ALS Lima for check analysis using four-acid digestion with AAS and Sludge samples from the core cutting table were routinely analyzed to monitor potential metal loss to fines.
  Only blank and duplicate results are available to the Company. Blank sample results indicate that contamination during sample preparation was generally well controlled. Duplicate samples show acceptable precision for copper, gold, and molybdenum, with increasing scatter at higher grades. Field duplicates for gold show poor correlation, largely due to low gold grades and the nugget effect characteristic of gold mineralization.
  Historic reports and comparisons with proximal samples indicate that the data are of acceptable quality and are considered suitable for use in the Mineral Resource Estimate.

  Lumina 2010 to 2012 program

    Systematic, industry-standard QA/QC procedures were implemented throughout the Lumina drilling program, including insertion of certified reference materials (CRMs) for Cu, Au, and Mo at an overall rate of approximately 2%, with three CRM types used to cover a range of grade levels. Coarse and pulverized blank materials and both coarse and pulp duplicate samples were each inserted at rates of approximately 2%. All QA/QC results are available to the Company.
    Returned coarse and pulverized blank results indicate that contamination was adequately controlled during sample preparation for both diamond core and RC samples Duplicate sample results demonstrate acceptable analytical precision for copper, gold, and molybdenum for both diamond core and RC samples.
    CRM assay results indicate acceptable primary laboratory accuracy for both diamond drilling and RC drilling programs, with most results within certified limits and only minor evidence of sample mislabeling.

  First Quantum 2019 program

    QA/QC procedures included insertion of certified reference materials (CRMs) for Cu, Au, and Mo at a rate of approximately 3%, together with coarse blank material and coarse duplicate samples at rates of approximately 2%.
    Returned coarse blank results indicate that contamination during sample preparation was adequately controlled. Duplicate results demonstrate acceptable analytical precision for copper, gold, and molybdenum, and CRM results indicate acceptable primary laboratory accuracy, with all values within certified limits.

Data Verification

Data verification was undertaken through review of drilling, sampling, analytical methods, QA/QC results, database integrity, and geological interpretation as is consistent with the CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines, 2019.

Collar coordinates were reviewed against a high-resolution topographic surface and through field spot checks using hand-held GPS measurements compared with the drilling database. No material discrepancies were identified in easting or northing coordinates. Comparison of collar elevations against the topographic surface identified a small number of holes with elevation differences greater than 5 m. These were corrected before been used in the Mineral Resource Estimate and do not affect estimates.

Geological logging and sampling records were compared against available stored drill core on a selective basis. No material inconsistencies were observed.

Analytical methods and QA/QC protocols were reviewed and indicate that appropriate controls were in place to monitor accuracy, precision, and contamination.

Bias checks between sample types and analytical methods indicate marginal to no systematic bias.

Database validation checks were completed including of assay values against original laboratory certificates (from 2008 onward), review of outlier values, resolution of duplicate or overlapping records, verification of downhole survey data, and confirmation of consistent recording of key metadata.

Residual pulp samples from the Lumina drilling program that were subsequently dispatched by the Company for sequential copper leach analysis provided an additional check on total copper and sequential copper values. No material issues were identified, although some oxidation of stored pulp samples was noted.

Three-dimensional geological models were developed using integrated datasets and were reviewed against re-logging of stored drill core and available core photography.

Based on the data verification completed, the available drilling, sampling, analytical, QA/QC, and database information is considered to be of sufficient quality and reliability for use in the estimation of the Taca Taca Mineral Resource.

Metallurgy

Metallurgical testwork by Lumina was completed over a period of three years from April 2010. Up until 2019 there was no additional laboratory work undertaken, although technical reviews done by First Quantum in 2017 included an assessment of the potential for gold recovery during the Taca Taca Project pre-strip phase.

The preliminary economic assessment report from 2013 summarizes the original testwork findings as follows:

  the ore is of moderate competency and hardness, and is amenable to grinding in a conventional semi-autogenous grind (SAG) - ball milling circuit, with pebble crushing and regrinding;
  average recoveries would be approximately 90% for copper, 57% for molybdenum and 64% for gold

First Quantum's 2017 review of the available testwork data highlighted several deficiencies and some uncertainty around metallurgical performance due to the variability of copper mineralization styles, especially in relation to the extent of mixed mineralization (i.e., oxidized and tarnished ores). In addition, the majority of the testwork had been conducted using tap water; limited testwork using brine solutions indicated reduced recoveries and lower concentrate grades.

During the course of reviewing the testwork data variability, and as part of the Mineral Resource modelling by First Quantum, distinct data groupings (clusters) were identified for recovery and copper concentrate grade related to mineralogy, Cu and Fe assay grades.

During 2019, four metallurgical holes were drilled from which ten samples were selected to represent the first five years of operations. These samples along with brine solutions from the Salar de Arizaro, and brackish water from Valle de Arizaro and Valle de las Burras, were sent to the ALS laboratories in Kamloops, Canada.

The testwork program included comminution work for mill sizing, flotation work in brine and brackish water to define recoveries and concentrate grades in locked cycle testwork, sedimentation and filtration testwork for thickener and concentrate filter sizing, and environmental testwork to determine the potential for acid generation from tailings. This testwork program was completed in mid-2020.

The comminution testwork highlighted the toughness of the rock types at the Taca Taca Property and indicated the need for secondary crushing to achieve a Stage 2 design throughput of 60 Mtpa in two milling trains or alternatively with the construction of a third milling train. Secondary crushing would not be required to achieve the Stage 1 throughput of 40 Mtpa.

Flotation testwork indicated high mass pulls to rougher concentrates using brine solutions in rougher flotation. Brackish or fresh water would be required in the cleaner flotation circuit to enable high pH values to be achieved for pyrite depression; otherwise low concentrate grades and low recoveries would occur in this circuit. Nonetheless, copper recoveries were generally lower than obtained in the previous testwork campaigns using tap water. More recent work has indicated that sufficient fresh/brackish water is available to support a 40 Mtpa operation.

The data generated from the recent locked cycle testwork was combined with the variability testwork results obtained in the previous testwork campaigns and compared with the results on similar samples tested in tap water to estimate recoveries and concentrate grades for the distinct ore types and the different ranges of copper and pyrite present. These estimates were coded into the Mineral Resource model for adoption in future mine production scheduling and cashflow modelling.

From the testwork results and mine production schedules the following average life of mine recoveries for processing in fresh water are anticipated:

  copper recovery of 87.1% to a concentrate grade of 25.7% Cu;
  molybdenum recovery of 44.3% to a concentrate grade of 47% Mo;
  gold recoveries to the copper concentrate of 61.4%, with an average grade of approximately 4.5 g/t.

These average recovery values are marginally higher than those reported in the 2021 Technical Report.

Mining

The Taca Taca Property deposit grades, geometry, and depth make it suitable for conventional, large-scale, bulk open pit mining methods involving blasthole drills, diesel hydraulic excavators, electric shovels and off-highway haul trucks.

Rather than ultra-class equipment as previously considered, a fleet comprising rope shovels of 5,000 t/hour capacity matched to 290 t capacity trucks is now proposed. This fleet would be assisted with 700 t class face shovels and front-end loaders. A "pioneering" fleet is now considered to be better suited to the initial pre-strip and the potentially confined operating space for effective mining during this period.

Open pit mining would proceed in stages from an initial starter pit, supplying pre-strip development waste for site infrastructure and construction, and ore onto stockpile for process plant commissioning. The annual average and maximum material movements over this four year timeframe are 42.1 Mbcm and 66.1 Mbcm, respectively. There is a pronounced peak in material movements over the next ten years as the first three pit stages are completed and mining proceeds into the fourth stage. The annual average and maximum material movements over this period are 75.7 Mbcm and 77.3 Mbcm, respectively. Thereafter, the average annual material movements reduce to 35.3 Mbcm.

The map below shows the Taca Taca Project site layout and specifically the location of the open pit and associated waste dump and ore stockpile area.

Updated layout of the proposed Project Site

Processing

The Taca Taca Project processing feed would comprise a mix of supergene and hypogene ores with initial feed sourced mainly from supergene zones. Supergene ore is mostly secondary copper sulfide mineralization (chalcocite) with some primary copper sulfides (chalcopyrite), and minor oxide copper minerals. Hypogene ore is comprised of more than 50% primary copper sulfides. Consequently, the plant feed will always contain significant amounts of secondary sulfides and some tarnished primary sulfides.

The proposed processing method follows the porphyry copper-molybdenum (Cu-Mo) concentrator flowsheets typical in South America. Milling and rougher flotation would be performed in fresh (or brackish) water sourced from off-site borefields.

Ore will be subject to primary crushing followed by SAG and ball milling to produce a milled product size of 80% passing 180 µm. Two milling trains will be installed, each comprising a 28 MW SAG mill and a 22 MW ball mill (for Stage 1 40 Mtpa processing). An additional milling train would be required to expand the throughput to 60 Mtpa. A simplified flowsheet is shown in the figure below.

Block diagram for comminution circuit

A rougher flotation circuit will produce a rougher flotation concentrate which will be dewatered by thickening, reground to 80% passing 30 µm and re-diluted with good quality water prior to cleaner flotation.

Copper and molybdenum concentrates would be separated from the bulk cleaner concentrate, filtered and dispatched to off-site smelters. The figure below shows the proposed block flowsheet for the flotation and tailings circuit.

Block flowsheet for flotation and tailings

In Stage 1 at 40 Mtpa, ore would be delivered from the mine by haul trucks and crushed in two primary crushers located in proximity to the open pit crest. In Stage 2 a third primary crusher would be added. Following primary crushing, the proposed processing plant would comprise:

  conveying to a coarse ore stockpile with a live capacity of 12 hours
  SAG and ball milling of crushed ore, with size classification by means of hydrocyclones pebble crushing on scats generated from the SAG mills
  rougher and scavenger flotation of cyclone overflow slurry thickening of flotation tails in high compression thickeners for water recovery redilution of thickened tailings with brine for pumping to the tailings storage facility (TSF)
  potential reclaim of decant water from the TSF for usage within the process2 dewatering of rougher concentrates, followed by regrind to 30 µm prior to cleaner flotation cleaner flotation of the rougher concentrates to improve the copper grade, with cleaner tails being recycled to the rougher flotation circuit or to final tails
  Cu - Mo separation of the bulk cleaner concentrates in a molybdenum flotation circuit dewatering of copper concentrates by thickening and filtration, followed by bulk transportation to off-site smelters dewatering of molybdenum concentrates by thickening, filtration and drying, followed by bagging and transportation to off-site smelters reagent make-up and dosage systems to support the milling and flotation operations water reticulation systems
  compressed air systems to support instrumentation and for automatic valve activation

At the Stage 1 40 Mtpa throughput, an average of 620,000 wet tonnes of copper concentrate (to a maximum of 1,200 ktonnes) is expected to be generated annually at an average grade of 25.7% Cu, along with an average 5,100 tonnes of molybdenum concentrate (to a maximum of 7,200 tonnes) at a grade of 47% Mo. In the first ten years of operations at this scale of processing, the average and peak copper concentrate production figures are 965,000 wet tonnes and approximately 1.2 million wet tonnes, respectively.

Assuming that Stage 2 commences five years after initial commissioning, with an expansion to 60 Mtpa processing, the life of mine copper annual concentrate production would rise to an average of 903,000 wet tonnes, with a peak of approximately 1.4 million tonnes.

Flotation tailings would be dewatered in high pressure thickeners for maximum recovery of good quality water. This would be followed by redilution with brine, and then pumping of the tailings at 65% solids to the TSF located on the Salar de Taca Taca.

Gold would be recovered to the copper concentrate through flotation.

A gold recovery circuit for the treatment of the auriferous leach cap is not proposed as part of the Stage 1 or Stage 2 production plan. Subject to further testwork during the early phases of operations, this material would be stockpiled separately and could be reclaimed and treated later if deemed economic to do so.

Infrastructure

First Quantum commissioned several consultants to supplement its internal engineering team and expand upon the preferred Taca Taca Project infrastructure components identified and reported on in the 2021 Technical Report. Suitably comprehensive reports, drawings and spreadsheet information packages were produced by the following engineering firms, for a 40 Mtpa Stage 1 project:

  Lycopodium Ltd. were engaged in April 2025 to undertake the design work for the processing plant (copper and molybdenum processing), primary crushing to copper concentrate filtration and tails pumping.
  Fluor Australia Pty Ltd. were engaged in October 2024 and February 2025 to design the mining and non-process infrastructure including a Salta Operations Centre, the site village, remote water and brine borefields, construction and off-site roads, airstrip, mining service area, copper concentrate conveyor and storage area, plus rail loading facilities.

_______________________________
2 The current process plant water balance assumes that there will be no reclaim from the TSF.

  Process E&I were engaged to provide the electrical and instrument design drawings across the site, including HV switchyard, power distribution to mine, plant and infrastructure, and support for the HV powerline from La Puna to site.

The updated Taca Taca Project layout covers numerous detailed site infrastructure components, specifically the Stage 1 40 Mtpa processing plant, the NPI, mine services area (MSA), administration facilities and camp. Engineering of off-site infrastructure in Salta and in relation to the site road access and the power supply connections into the site have also been addressed.

Some aspects of this layout were updated after it was produced, namely the layout of the primary crusher bench within the open pit, the alignment of the crushed ore conveyor route, and the MSA and NPI detailed layouts.

Road and rail access

Existing public roads provide access to the Taca Taca Project site. The 2021 Technical Report described a site access route involving a deviation from RN N°27 at a point south of Cauchari (at km 28), passing over the Cerro Ma6on in the north to later re-join RN N°27. Access is now designed to continue along the original RN N°27 route through Pocitos and onwards to Tolar Grande thereby reducing the length of new road to be constructed. Certain sections of the original route have been upgraded by the Government to suit heavy road haulage.

The Taca Taca Project is located approximately 5 km from an existing railway line that connects Salta with Mejillones, Chile. This railway will be used for copper concentrate transport to a port at Mejillones Bay, for subsequent shipment to smelters globally. Construction of a new rail spur, a new maintenance and repair facility for locomotives and railcars, adjacent to the concentrate load-out facility, and rehabilitation across sections of the railway line will be required. Engineering of the railway line is now being addressed in some detail and high-level discussions are underway with the owners of respective sections of the rail corridor.

Mineral Resource Estimate

The December 2025 updated Mineral Resource estimate has considered geological domains for weathering, rock type, alteration and styles of mineralization.

Data from a total of 399 diamond (DD) and reverse circulation (RC) drill holes, comprising 164,822 m of analyzed samples, were included in this update. The most recent drilling campaign, completed in 2022, has no impact on this update as most of the added holes were located external to the pit shell.

Grade estimation was completed following the same methodology as described in the 2021 Technical Report. Apart from modelling improvements to the overburden and base of leached material, estimation domains and parameters were not modified due to limited data additions. The base of the leach cap was updated following a review of drilling data and geochemical characteristics.

Geometallurgical domains were refined according to iron and sulfur concentrations, in addition to copper grade, to more effectively differentiate material types for the assignment of variable metallurgical recoveries. This approach improves the spatial representation of metallurgical responses while remaining consistent with the existing geological interpretation.

Estimated block grades were demonstrated to reflect sample grades and the prevailing in-situ mineralization. Validation results are in support and include use of summary statistics, visual validations, swath plots and comparison with previous estimates.

The block model estimate was classified according to confidence in the estimates, drill hole sample spacing as well as the degree of geological and grade continuity. The classified Mineral Resources was constrained to a life-of-mine pit shell, as per the Mineral Reserves, and therefore supports reasonable prospects for economic extraction.

Mineral Resource estimates were reported at a 0.11 % copper equivalent (CuEq) cut-off grade to be consistent with this report's updated Mineral Reserves.

The December 2025 Mineral Resource statement is listed in the table below. The Mineral Resource inventory is inclusive of the Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Resource statement at 31st December 2025 within the life of mine pit shell and using a 0.11% CuEq cut-off

Classification	Tonnes (mt)	Density (t/m3)	Cu (%)	Mo (%)	Au (g/t)	CuEq* (%)	Cu Metal (kt)	Mo Metal (kt)	Au metal (koz)
Measured	441	2.67	0.58	0.015	0.13	0.67	2,557	68	1,868
Indicated	1,637	2.65	0.38	0.011	0.07	0.43	6,159	185	3,847
Measured plus Indicated	2,078	2.66	0.42	0.012	0.09	0.48	8,716	253	5,715
Inferred	145	2.66	0.27	0.007	0.06	0.31	389	10	263

Note: * CuEq = Cu% + (Au g/t*recovery*meta l price)/ (Cu%* recovery*metal price)/Cu%) + (Mo 0% *recovery* metal price)/((Cu* recovery*metal price)/Cu%)

Model data for mine planning - metallurgical recovery

Due to the use of fresh water during rougher and cleaner processing, the metal recovery projections have changed since the 2021 Technical Report. The updated and summarized process recovery projections are as listed in the table below.

Average process recovery projections

	Cu rec (%)	Mo rec (%)	Au rec (%)
Secondary	83.2%	40.0%	41.6%
Mixed	88.3%	40.0%	55.0%
Primary	89.5%	60.0%	66.6%

Model data for mine planning - acid rock drainage

In the 2021 Technical Report it was stated that the volume of non-acid forming (NAF) mined waste would likely be insufficient to provide a reasonable base layer under the waste dump on the adjacent salar. This conclusion was drawn from preliminary acid base accounting (ABA) work, a preliminary interpretation of the NAF/PAF (potentially acid forming) threshold based on %S grades in the Mineral Resource model, and the then prevailing life of mine production schedule.

As part of the Mineral Resource update for the Taca Taca Report, the %S discriminator was re-evaluated, resulting in updated NAF/PAF definition criteria to better reflect the deposit-specific weathering profile and sulfide mineralization characteristics. The updated framework recognizes that sulfur oxidation behaviour and acid generation potential vary with both weathering state and sulfide mineralogy (with chalcocite expected to oxidize more rapidly than chalcopyrite and pyrite).

The update also incorporated an immediate sub-surface zone of scree, gravels and sands classified as NAF and classified all sedimentary rocks and evaporite units as such. Statistical analysis of %S distributions within these material domains, supported by expert guidance and analogue porphyry copper experience, was used to select appropriate %S cut-offs for ARD classification. Based on this re-evaluation, the ARD threshold applied to the surface leached zone was increased from 0.1%S to 0.3%S. The impact of this change was a significant increase in the volume of NAF available to be used for waste rock dump basal layer construction, TSF embankment construction, and infrastructure earthworks.

Mineral Reserve Estimate

An updated Mineral Reserve estimate has been produced for Taca Taca (see table below). The mine plan was developed using the Measured and Indicated Mineral Resource, whilst Inferred Mineral Resource was allocated to waste. Mining assumes conventional open pit operations using truck-and-shovel technology. The estimated Mineral Reserve was determined using metal prices of $3.50/lb for copper, $12.00/lb for molybdenum, and $1,800/oz for gold, with a supporting production schedule derived from the ore and waste mining inventory within a practical pit design produced from a selected pit optimization shell.

The actual marginal cut-off grade for the Mineral Reserve varies according to the copper recovery assigned to the various mineralogical groupings. However, the overall average marginal copper cut-off grade is approximately 0.11% CuEq.

Taca Taca Mineral Reserve statement at 31St December 2025

Classification	Tonnes (Mt)	Cu (%)	Mo (%)	Au (g/t)	Cu metal (kt)	Mo metal (kt)	Au metal (koz)
Proven	432.1	0.58	0.015	0.13	2,509.5	66.8	1,835.6
Probable	1,558.0	0.38	0.011	0.07	5,919.0	177.6	3,696.6
Prov. + Prob.	1,990.1	0.42	0.012	0.09	8,428.5	244.4	5,532.2

A retrospective pit optimization was completed to test the impact on the Mineral Reserve inventory due to the adoption in the Taca Taca Project economic analysis of higher metal prices and higher operating costs. A summary analysis on this topic is provided in Item 1.17 and Item 1.19.2.

Capital, Sustaining And Operating Costs Estimates

First Quantum commissioned an Engineering Cost Study between 2024 and 2025 for the purposes of developing an updated and comprehensive infrastructure design and associated capital cost estimate, activity schedule and execution plan for the Stage 1 40 Mtpa Taca Taca Project.

In conjunction with this study, capitalized mining pre-strip (ore and waste) costs were developed by First Quantum mining engineers to reflect the unit mining costs and the production schedule for the mine pre-strip period. The initial mining infrastructure costs were also developed by First Quantum, referencing the production schedule and associated mining fleet complement. Otherwise, the processing, rail, infrastructure and indirect costs as determined by Lycopodium for the Taca Taca Project development period (Lycopodium, June 2025), are as listed in the table below.

The table below also lists the operational capital estimate inclusive of deferred stripping charges and ultimate mine closure costs. Sustaining costs are also listed and these account for explicit cost estimates associated with mining equipment replacements over the life of the operations, in addition to a nominal allowance for processing plant and infrastructure replacements.

Summary of Stage 1 Project capital and sustain estimates

	UNITS	Lycopodium Total	FQM Adjustments	FQM Total
Project development capital
Mining
Mining pre-strip ore and waste	$'000	$674,078	$80,591	$754,669
Mining infrastructure	$'000	$802,709	$198,572	$1,001,281
Subtotal mining	$'000	$1,476,786	$279,164	$1,755,950
Processing	$'000	$1,077,482	$0	$1,077,482
Rail	$'000	$12,776	$0	$12,776
Infrastructure	$'000	$727,043	$0	$727,043
Indirects	$'000	$658,469	$0	$658,469
Total development capital	$'000	$2,952,556	$279,164	$4,231,720
Operational capital
Deferred stripping	$'000	n/a	n/a	$1,333,076
Closure costs	$'000	n/a	n/a	$71,696
Total operational capital	$'000	n/a	n/a	$1,404,772
Sustaining costs
Mining	$'000	n/a	n/a	$2,404,574
Processing and infrastructure	$'000	n/a	n/a	$649,002
Total sustaining costs	$'000	n/a	n/a	$3,053,576
Total capital and sustaining costs	$'000	n/a	n/a	$8,690,067

The capital cost estimates developed by Lycopodium were stated to be accurate to +20% / -10%. Escalation was excluded from the Lycopodium estimate, as were all duties and taxes. All costs were presented in constant 01 2025 US dollar terms.

Updated mine operating costs comprising drill, blast, load and haul costs were derived in Q3 2025 by First Quantum mining engineers. These derivations were estimated from first principles using productivity parameters for the proposed equipment fleet, simulated haul profiles related to the staged pit designs and production schedule, and from corresponding ore/waste haulage destinations.

Updated process operating costs for the Taca Taca Project were developed from first principles by First Quantum metallurgists and process engineers. Operating costs were determined for a process plant with an annual throughput of 40 Mt of ore at a Pso grind size of 180 µm, and assuming a 24 hour per day operation, for 365 days per year. In addition, G&A (general and administration) costs were estimated for administration and non-process infrastructure, including labour, energy and maintenance costs.

The estimated overall average unit operating costs (Stage 140 Mtpa) are:

  pre-strip mining ore and waste: $1.84/t mined, average (range: $1.75/t to $3.01/t)
  operations mining of ore and waste (including stockpile reclaim): $1.93/t mined, average (range: $0.97/t to $2.80/t)
  Processing: $7.25/t processed, average
  G&A: $ 1.52/t processed, processed
  water supply tariff and sundry taxes: $0.05/t processed, average

For the 40 Mtpa Stage 1 cashflow model, several adjustments and indirect charges were subsequently included with the above mining, processing and G&A operating costs. The impact of these inclusions was assessed in a retrospective pit optimization sensitivity analysis.

A preliminary 60 Mtpa cashflow model was produced for the Taca Taca Project economic analysis. This model accounted for $1,018.7 M of expansion expenditure primarily between Years 6 and 8. Preliminary 60 Mtpa operating cost estimates were also included for modelling purposes, along with scenario specific annual sustaining cost estimates.

The estimated overall average unit operating costs (Stage 2 60 Mtpa) are:

  operations mining of ore and waste (excluding stockpile reclaim): $1.85/t mined, average processing: $6.76/t processed, average
  G&A: $1.40/t processed, average

Economic Analysis

An economic analysis in the form of a basic cashflow model was produced to support the Mineral Reserve estimate, and to demonstrate an overall positive cashflow for mining and 40 Mtpa processing over the life of the Taca Taca Project. The initial Stage 1 development capital and sustaining costs are included in the analysis for completeness.

The revenues in this cashflow model are calculated from the following metal prices based on consensus forecasts at Q3 2025:

  copper = $4.50/lb ($9,920/t)
  molybdenum = $18.00/lb ($39,680/t)
  gold = $3,000/oz

On a pre-tax basis over a fifty year project life, the Stage 1 Taca Taca Project is cashflow positive from Year 6 and payback on the initial development capital is in Year 8. (i.e., four years after Taca Taca Project commissioning). The undiscounted cashflow for the Mineral Reserve production schedule is $38,248.6 M, with an NPV equal to $7,362.4 M at an 8% discount rate and $5,138.4 M at a 10% discount rate. The internal rate of return is 23.3%.

After adopting notional depreciation schedules and tax assumptions, the estimated tax payable for the Taca Taca Project is $10,739.6 M. Under these circumstances, the NPV is equal to $4,691.4 M at an 8% discount rate and $3,065.5 M at a 10% discount rate. The internal rate of return is 18.4%. The Taca Taca Project remains cashflow positive from Year 6 and payback on the initial development capital is in Year 9.

The Stage 1 40 Mtpa C1 costs and AISC are $1.39/lb Cu and $1.74/lb Cu for the life of mine, respectively.

Tabe 1 - 6 Stage 1 40 Mtpa cashflow model summary

PHYSICALS	UNITS	TOTAL	Y1-Y4	Y5-Y9	Y10- Y24	Y15- Y19	Y20- Y24	Y25- Y29	Y30- Y34	Y35- Y39	Y40- Y44	Y45- Y49	Y50- Y54	Y55
MINING (AFTER MINING DILUTION & RECOVERY)
Ore mined direct to plant	Mt	1,268.1	0.0	156.3	191.5	179.9	159.1	168.0	179.5	179.3	54.6	0.0	0.0	0.0
Ore mined to stockpile	Mt	722.0	10.5	88.1	94.2	146.4	97.0	143.4	86.3	52.2	4.0	0.0	0.0	0.0
Ore reclaimed from stockpile	Mt	722.0	0.0	28.7	8.6	20.3	41.0	32.1	20.6	20.9	145.5	200.1	200.1	3.9
Waste mined to dump	Mt	2,903.4	422.1	732.3	691.0	454.7	291.5	181.4	88.6	37.9	4.0	0.0	0.0	0.0
FEED TO PLANT (AFTER MINING DILUTION & RECOVERY)
Total direct feed	Mt	1,268.1	0.0	156.3	191.5	179.9	159.1	168.0	179.5	179.3	54.6	0.0	0.0	0.0
	% Cu	0.56	0.00	0.82	0.62	0.57	0.52	0.46	0.43	0.48	0.58	0.00	0.00	0.00
	ppm Mo	136.89	0.00	131.75	137.74	129.95	127.14	122.79	131.87	166.09	163.90	0.00	0.00	0.00
	g/t Au	0.10	0.00	0.14	0.13	0.12	0.10	0.08	0.07	0.08	0.08	0.00	0.00	0.00
Total reclaim feed	Mt	722.0	0.0	28.7	8.6	20.3	41.0	32.1	20.6	20.9	145.5	200.1	200.1	3.9
	% Cu	0.19	0.00	0.36	0.38	0.47	0.28	0.23	0.21	0.26	0.21	0.15	0.13	0.13
	ppm Mo	98.05	0.00	43.47	129.24	148.99	118.59	117.74	118.44	130.83	130.44	86.50	74.91	74.91
	g/t Au	0.06	0.00	0.07	0.12	0.14	0.09	0.09	0.09	0.08	0.08	0.04	0.03	0.03
Total plant feed	Mt	1,990.1	0.0	185.0	200.1	200.2	200.1	200.1	200.1	200.2	200.1	200.1	200.1	3.9
	%Cu	0.42	0.00	0.75	0.61	0.56	0.47	0.42	0.41	0.46	0.31	0.15	0.13	0.13
	ppm Mo	122.80	0.00	118.05	137.38	131.88	125.38	121.98	130.49	162.41	139.57	86.50	74.91	74.91
	g/t Au	0.09	0.00	0.13	0.13	0.13	0.10	0.08	0.08	0.08	0.08	0.04	0.03	0.03
Cu insitu	kt	8,426.4	0.0	1,388.5	1,228.8	1,113.2	936.5	848.5	812.4	920.9	620.2	292.1	260.1	5.1
Mo insitu	kt	244.4	0.0	21.8	27.5	26.4	25.1	24.4	26.1	32.5	27.9	17.3	15.0	0.3
Au insitu	k(t)oz	5,480.2	0.0	756.0	810.7	804.7	646.0	510.8	482.5	517.5	500.5	254.7	193.0	3.8
AVERAGE RECOVERIES
Copper recovery	%	87.1%	0.0%	87.2%	87.1%	87.5%	86.5%	86.6%	88.1%	88.3%	87%	85.1%	84.8%	84.8%
Molybdenum recovery	%	44.3%	0.0%	40.8%	46.0%	45.6%	46.7%	44.5%	47.9%	43.2%	43.5%	76.9%	43.5%	43.5%
Gold recovery	%	61.5%	0.0%	60.2%	61.4%	61.3%	61.6%	61.3%	62.6%	61.0%	61.0%	66.1%	68.2%	68.2%
Ramp-up factor	%		0.0%	97.3%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Adjusted copper recovery	%	86.8%	0.0%	84.9%	87.1%	87.5%	86.5%	86.6%	88.1%	88.3%	87.0%	85.1%	84.8%	84.8%
Adjusted Molybdenum recovery	%	44.3%	0.0%	36.1%	46.0%	45.6%	46.7%	44.5%	47.9%	73.2%	43.5%	43.9%	43.5%	43.5%
Adjusted gold recovery	%	61.5%	0.0%	58.6%	61.4%	51.3%	51.6%	61.3%	62.6%	51.0%	61.0%	666.1%	68.2%	68.2%
METAL RECOVERED
Unadjusted Cu recovered	kt	7,342.8	0.0	1,211.3	1,070.2	974.5	810.4	764.5	715.6	813.1	539.5	248.7	220.7	4.3
Unadjusted Mo recovered	kt	109.1	0.0	9.0	12.6	12.0	11.7	10.9	12.5	14.1	12.2	7.6	6.5	0.1
Unadjusted Au recovered	k(t)oz	3,380.8	0.0	455.3	497.5	493.6	397.9	313.1	301.8	315.7	305.1	166.7	131.7	2.6
Adjusted Cu recovered	kt	7,310.3	0.0	1,178.8	1,070.2	974.5	810.4	734.5	715.6	813.1	539.5	248.7	220.7	4.3
Adjusted Mo recovered	kt	108.3	0.0	8.2	12.6	12.0	11.7	10.9	12.5	14.1	12.2	7.6	6.5	0.1
Adjusted Au recovered	k(t)oz	3,369.6	0.0	444.0	497.5	496.3	397.9	313.1	301.8	315.7	305.1	166.7	131.7	2.6
CONCENTRATE PRODUCED
Cu concentrate	kt(wet)	31,605.6	0.0	5,094.3	4,554.4	4,126.2	3,568.0	3,200.2	3,119.5	3,357.4	2,358.4	1,167.5	1,039.4	20.4
Cu concentrate grade	%	25.7%	0.0%	25.7%	26.1%	26.2%	25.2%	25.5%	25.5%	26.9%	25.4%	23.7%	23.6%	23.6%
Mo concentrate	kt(wet)	256.1	0.0	19.4	29.9	28.4	27.6	25.7	29.5	33.2	28.8	18.0	15.4	0.3
Mo concentrate grade	%	47.0%	47.0%	47.0%	47.0%	47.0%	47.0%	47.0%	47.0%	47.0%	47.0%	47.0%	47.0%	47.0%

CASHFLOWS		TOTAL	Y1-Y4	Y5-Y9	Y10-Y24	Y15-Y19	Y20-Y24	Y25-Y29	Y30-Y34	Y35-Y39	Y40-Y44	Y45-Y49	Y50-Y54	Y55
PAYABILITY
Cu	%	96.1%	0.0%	96.1%	96.1%	96.2%	96. %	96.1%	96.1%	96.3%	96.0%	95.8%	95.8%	95.8%
Mo	%	86.0%	0.0%	86.0%	86.0%	86.0%	86.0%	86.0%	86.0%	86.0%	86.0%	86.0%	86.0%	86.0%
Au	%	90.9%	0.0	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%
Payable metal recovered
Cu	kt	7,025.9	0.0	1,33.0	1,029.2	937.4	778.3	705.7	687.5	782.8	518.3	238.2	211.3	4.1
Mo	kt	93.2	0.0	7.0	10.9	10.3	70.0	9.3	10.7	12.1	10.5	6.5	5.6	0.1
Au	koz	3,032.6	0.0	399.6	447.8	444.2	358.1	281.8	271.6	284.1	274.6	150.0	118.5	2.3
GROSS REVENUE
Metal prices
Cu	$/lb	$4.50	$4.50	$4.50	$4.50	$4.50	$4.50	$4.50	$4.50	$4.50	$4.50	$4.50	$4.50	$4.50
Mo	$/lb	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00
Au	$/oz	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000
Revenue after payability
Copper revenue	$M	$69,702.2	$0.0	$11,239.8	$10,210.9	$9,299.8	$7,721.2	$7,000.8	$6,821.0	$7,766.4	$5,141.6	$2,363.1	$2,096.5	$41.1
Molybdenum revenue	$M	$3,697.5	$0.0	$279.4	$431.2	$410.2	$398.5	$370.4	$425.6	$479.9	$416.0	$259.4	$222.5	$4.4
Gold revenue	$M	$9,097.8	$0.0	$1,198.9	$1,343.3	$1,332.7	$1,074.2	$845.3	$814.8	$852.3	$823.8	$450.1	$355.6	$7.0
Total revenue	$M	$82,497.6	$0.0	$12,718.1	$11,985.4	$11,042.6	$9,194.0	$8,216.5	$8,061.4	$8,098.6	$6,381.4	$3,072.6	$2,674.5	$52.4
METAL COSTS
TCRCs	$M	$8,020.5	$0.0	$1,206.2	$1,097.8	$1,007.9	$883.2	$806.7	$790.3	$849.2	$629.9	$373.4	$346.1	$29.7
Royalties	$M	$1,117.2	$0.0	$172.7	$163.3	$150.5	$124.7	$111.1	$109.1	$123.7	$86.3	$40.5	$34.9	$0.3
Total metal costs	$M	$9,137.6	$0.0	$1,378.9	$1,261.1	$1,158.5	$1,007.9	$917.8	$899.4	$972.9	$716.2	$413.9	$381.0	$30.1
CAPITAL COSTS
Mining	$M	$1,756.0	$1,658.3	$97.6
Processing	$M	$1,077.5	$960.2	$117.3
Rail	$M	$12.8	$11.4	$1.4
Infrastructure	$M	$727.0	$647.9	$79.1
Indirects	$M	$658.5	$586.8	$71.7
Subtotal development capital	$M	$4,231.7	$3,864.6	$367.1
Deferred stripping	$M	$1,333.1		$667.9	$506.3	$140.6	$18.3
Closure costs	$M	$71.7												$71.7
Total capital costs	$M	5,636.5	$5,636.5	$3,864.6	$1,035.0	$506.3	$140.6	$18.3	$0.0	$0.0	$0.0	$0.0	$0.0	$71.7
SUSTAINING COSTS
Mining	$M	$2,404.6	$0.0	$424.7	$466.3	$358.2	$351.6	$298.6	$145.4	$111.0	$64.0	$123.2	$61.8	$0.0
Processing and infrastructure	$M	$649.1	$0.0	$62.6	$65.0	$65.0	$65.0	$65.0	$65.0	$65.0	$65.0	$65.0	$65.0	$1.6
Total sustaining costs	$M	$3,053.7	$0.0	$487.2	$531.3	$423.2	$416.6	$363.5	$210.4	$176.0	$129.0	$188.2	$126.8	$1.6
OPERATING COSTS
Mining	$M	$8,716.7	$44.2	$1,111.3	$1,318.3	$1,367.7	$1,173.2	$1,178.6	$933.5	$744.8	$345.0	$256.9	$243.3	$0.0
Processing	$M	$14,425.2	$0.0	$1,390.5	$1,444.4	$1,444.7	$1,444.2	$1,444.4	$1,444.7	$1,444.2	$1,444.2	$1,444.2	$1,444.4	$35.0
General and administration	$M	$3,015.6	$0.0	$321.7	$331.7	$327.6	$318.8	$314.3	$313.6	$318.6	$277.6	$243.5	$241.6	$6.4
Other	$M	$101.3	$7.4	$9.2	$9.2	$9.2	$9.2	$9.2	$9.2	$9.2	$9.2	$9.2	$9.2	$1.8
Total operating costs	$M	$26,258.7	$51.5	$2,832.8	$3,103.6	$3,149.2	$2,945.4	$2,946.4	$2,700.8	$2,517.4	$2,076.1	$1,953.8	$1,938.6	$43.3

OTHER COSTS
Taxes on bank transactions	$M	$149.3
MINERAL RESERVE CASHFLOW (PRE-TAX)
Undiscounted cashflow	$M	$38,248.6	-$3,951.5	$6,595.4	$6,666.0	$6,108.8	$4,842.6	$3,981.8	$4,258.2	$5,441.8	$3,516.3	$537.8	$223.3	$27.9
NPV8 (indicative)	$M	$7,362.4
NPV 10(indicative)	$M	$5,138.4
IRR	%	23.3%
MINERAL RESERVE CASHFLOW (POST-TAX)
Taxable Income	$M	$35,982.2	$0.0	$4,993.7	$5,962.2	$5,277.6	$4,074.0	$3,356.5	$3,677.4	$4,890.1	$3,172.8	$413.4	$164.5	$0.0
Tax paid	$M	-$10,739.6	$0.0	$-1,546.7	-$1768.6	-$1,572.0	-$1,219.2	-$1,012.9	-$1,088.4	-$1,420.3	-$915.7	-$134.8	-$61.5	$0.6
Undiscounted cashflow	$M	$27,509.0	-$3,951.5	$5,048.8	$4,897.4	$4,536.8	$3,623.4	$2,968.9	$3,169.8	$4,021.5	$2,600.6	$403.0	$161.9	$28.5
NPV8 (indicative)	$M	$4,691.4
NPV10 (indicative)	$M	$3,065.5
IRR	%	1.4%

A basic sensitivity analysis on the Stage 1 40 Mtpa cashflow model, post-tax, indicates:

  copper metal price and copper recovery are confirmed to be the most sensitive variables a 10% increase in copper prices would increase the NPV by 26% to $5,926 M and the IRR to 20.7% on a post tax basis conversely, a 10% decrease would reduce the NPV by 26% to $3,453 M and the IRR to 16% on a post tax basis the next most sensitive cashflow model item is the magnitude of the development capital costs; a 10% increase in which would reduce the NPV by 8% and the IRR by 8%
  processing and mine operating costs follow next and then gold metal price and gold recovery the least sensitive variables are the molybdenum price and recovery, TCRCs and G&A operating costs.

The analysis was repeated for the Stage 2 60 Mtpa cashflow model, post-tax, and showed similar trends.

Relative to the inputs for the original pit optimization, the Stage 1 40 Mtpa cashflow model (pre-tax) inclusive of higher metal prices and operating costs, yields positive annual cashflows throughout the life of the operation.

An additional cashflow model was produced for the Stage 2 60 Mtpa scenario. This model adopted the preliminary Stage 2 60 Mtpa production schedule, in addition to preliminary operating cost estimates, an estimated capital cost for expansion from the Stage 1 40 Mtpa capacity, and the estimated corresponding sustaining costs. The revenues were calculated from the same above listed metal prices.

On a pre-tax basis over a thirty five year life, the Stage 2 60 Mtpa Taca Taca Project remains cashflow positive throughput the expansion capital spend. The payback year on the incremental positive cashflows is from the fourth year (Year 12) following the expansion. The undiscounted cashflow for the shortened Mineral Reserve production timeframe is $39,479.7 M, with an NPV of $9,087.3 M at an 8% discount rate and an NPV of $6,433.2 M at a 10% discount rate. The internal rate of return is 23.3%.

After adopting notional depreciation schedules and tax assumptions, the estimated tax payable for the Taca Taca Project is $11,072.2 M. Under these circumstances, the NPV is $5,917.1 M at an 8% discount rate or $3,973.3 M at a 10% discount rate. The internal rate of return is 19.3%.

The Stage 2 60 Mtpa C1 costs and AISC are $1.26/lb Cu and $1.60/lb Cu for the life of mine, respectively.

Environmental And Social Summary

Detailed environmental baseline data collection began in 2016. A Taca Taca Project alternatives analysis and a separate Taca Taca Project description document were completed in 2018 to complement the Taca Taca Project ESIA and the ESIA was submitted to the authorities in February 2019.

The main permit required for the development of the Taca Taca Project is the ESIA, which must be approved by the Mining Secretariat of the Province of Salta. This report covers the main sites of the Taca Taca Project, including the mine, the processing plant, tailings dam, waste rock dump, and associated facilities. After the submission of this ESIA, the Secretariat made observations, which were addressed in 2020. Subsequently, additional studies on tailings and waste rock management were required, which were completed and submitted in August 2022.

In June 2023, a second round of observations was received, which were addressed in October 2023, including updates regarding water use during the construction and operation phases and updates to the social baseline. During 2024, progress was made on the evaluation process, which involved the intervention of SEGEMAR, who conducted a review of the ESIA. Additionally, together with the Secretariats of Mining and Energy (SME), Water Resources (SRH), and Environment of Salta (SA), a workshop and a visit to the Taca Taca Project were held.

Stage 2 60 Mtpa cashflow model summary

PHYSICALS	UNITS	TOTAL	Y1-Y4	Y5-Y9	Y10 -Y14	Y15-Y19	Y20-Y24	Y25-Y29	Y30- Y34	Y35- Y39	Y40- Y44
FEED TO PLANT (AFTER MINING DILUTION & RECOVERY)
	Mt	1,990.1	0.0	205.0	300.2	300.3	300.2	300.2	300.2	284.1	0.0
	%Cu	0.42	0.00	0.69	0.59	0.47	0.45	0.45	0.25	0.14	0.00
	ppm Mo	123.41	0.00	120.86	144.34	101.79	136.03	158.78	119.64	79.24	0.00
	g/t Au	0.09	0.00	0.13	0.13	0.10	0.08	0.08	0.06	0.04	0.00
Cu insitu	kt	8,450.0	0.0	1,420.5	1,777.0	1,423.6	1,344.7	1,356.8	738.9	388.4	0.0
Mo insitu	kt	245.6	0.0	24.8	43.3	30.6	40.8	47.7	35.9	22.5	0.0
Au insitu	k(t)oz	5,521.8	0.0	835.7	1,235.2	950.1	812.5	745.0	598.2	345.0	0.0
AVERAGE RECOVERIES
Copper recovery	%	87.1%	0.0%	87.1%	87.2%	85.9%	87.5%	88.4%	85.0%	84.8%	0.0%
Molybdenum recovery	%	44.3%	0.0%	41.3%	45.5%	45.5%	46.4%	44.1%	44.9%	40.3%	0.0%
Gold recovery	%	61.5%	0.0%	60.4%	61.3%	61.1%	61.7%	61.3%	63.4%	62.4%	0.0%
Ramp-up factor	%		0.0%	97.4%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	0.0%
Adjusted copper recovery	%	86.6%	0.0%	84.8%	87.2%	85.9%	87.5%	88.4%	85.0%	84.8%	0.0%
Adjusted Molybdenum recovery	%	44.3%	0.0%	36.6%	45.5%	45.5%	46.4%	44.1%	44.9%	40.3%	0.0%
Adjusted gold recovery	%	61.4%	0.0%	58.8%	61.3%	61.1%	61.7%	61.3%	63.4%	62.4%	0.0%
METAL RECOVERED
Unadjusted Cu recovered	kt	7,358.6	0.0	1,237.5	1,549.2	1,223.5	1,176.1	1,199.4	627.8	345.1	0.0

Unadjusted Mo recovered	kt	109.2	0.0	10.3	19.7	13.9	19.0	21.0	16.2	9.0	0.0
Unadjusted Au recovered	k(t)oz	3,386.7	0.0	504.8	757.8	580.3	501.5	456.6	379.0	206.6
Adjusted Cu recovered	kt	7,310.3	0.0	1,205.0	1,549.2	1,223.5	1,176.1	1,199.4	627.8	329.4	0.0
Adjusted Mo recovered	kt	108.3	0.0	9.6	19.7	13.9	19.0	21.0	16.2	9.0	0.0
Adjusted Au recovered	k(t)oz	3,369.6	0.0	493.6	757.8	580.3	501.5	456.6	379.0	200.7	0.0
CONCENTRATE PRODUCED
Cu concentrate	kt(wet)	31,605.6	0.0	5,259.8	6,557.0	5,417.9	5,087.8	4,990.3	2,777.2	1,515.6	0.0
Cu concentrate grade	%	25.7%	0.0%	25.7%	26.1%	26.2%	25.2%	25.5%	25.5%	26.9%	0.0%
Mo concentrate	kt(wet)	256.1	0.0	22.6	46.7	32.8	44.8	49.7	38.2	21.4	0.0
Mo concentrate grade	%	47.0%	47.0%	47.0%	47.0%	47.0%	47.0%	47.0%	47.0%	47.0%	47.0%

CASHFLOWS	UNITS	TOTAL	Y1-Y4	Y5-Y9	Y10 -Y14	Y15-Y19	Y20-Y24	Y25-Y29	Y30-Y34	Y35-Y39	Y40-Y44
PAYABILITY
Cu	%	96.1%	0.0%	96.1%	96.2%	96.0%	96.1%	96.2%	95.9%	95.8%	0.0%
Mo	%	86.0%	0.0%	68.8%	86.0%	86.0%	86.0%	86.0%	86.0%	86.0%	0.0%
Au	%	90.0%	0.0%	72.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	0.0%
Payable metal recovered
Cu	kt	7,009.9	0.0	1,157.7	1,490.2	1,174.7	1,130.3	1,154.5	602.8	299.9	0.0
Mo	kt	92.8	0.0	8.2	17.0	11.9	16.3	18.1	13.9	7.4	0.0
Au	koz	2,975.0	0.0	409.6	682.1	522.3	451.3	411.0	341.1	157.7	0.0
GROSS REVENUE
Metal prices
Cu	$/l b	$4.50	$4.50	$4.50	$4.50	$4.50	$4.50	$4.50	$4.50	$4.50	$4.50
Mo	$/l b	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00
Au	$/oz	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000	$3,000
Revenue after payability
copper revenue	$M	$69,697.3	$0.0	$11,484.9	$14,783.9	$11,653.6	$11,213.0	$11,453.1	$5,980.1	$3,128.6	$0.0
molybdenum revenue	$M	$3,697.5	$0.0	$326.4	$673.9	$473.8	$647.8	$717.4	$551.8	$306.4	$0.0
gold revenue	$M	$9,097.8	$0.0	$1,332.7	$2,046.2	$1,566.9	$1,354.0	$1,232.9	$1,023.4	$541.9	$0.0
Total revenue	$M	$82,492.6	$0.0	$13,143.9	$17,504.0	$13,694.3	$13,214.7	$13,403.4	$7,555.3	$3,976.9	$0.0
METAL COSTS
TCRCs	$M	$7,622.6	$0.0	$1,239.7	$1,527.7	$1,273.0	$1,210.2	$1,199.1	$718.9	$454.1	$0.0
Royalties	$M	$1,123.1	$0.0	$178.6	$239.6	$186.3	$180.1	$183.1	$102.5	$52.8	$0.0
Total metal costs	$M	$8,745.6	$0.0	$1,418.2	$1,767.3	$1,459.3	$1,390.3	$1,382.1	$821.4	$506.9	$0.0
CAPITAL COSTS
Mining	$M	$1,861.2	$1,658.3	$202.8
Processing	$M	$1,606.2	$960.2	$646.0
Rail	$M	$12.8	$11.4	$1.4
Infrastructure	$M	$945.8	$647.9	$297.9
Indirects	$M	$824.4	$586.8	$237.6
Subtotal development capital	$M	$5,250.4	$3,864.6	$1,385.8
Deferred stripping	$M	$1,243.9		$825.3	$193.6	$225.0
Closure costs	$M	$71.7								$21.2	$50.5
Total capital costs	$M	$6,566.0	$3,864.6	$2,211.1	$193.6	$225.0	$0.0	$0.0	$0.0	$21.2	$50.5

SUSTAINING COSTS
Mining	$M	$2,267.3	$0.0	$450.3	$554.1	$473.8	$436.5	$209.1	$87.8	$55.6	$0.0
Processing and infrastructure	$M	$605.6	$0.0	$69.5	$90.0	$90.0	$89.9	$89.9	$90.0	$86.3	$0.0
Total sustaining costs	$M	$2,872.9	$0.0	$519.8	$644.1	$563.8	$526.4	$299.1	$177.8	$141.9	$0.0
OPERATING COSTS
Mining	$M	$8,356.1	$44.2	$1,102.0	$1,951.4	$1,811.0	$1,564.4	$1,183.9	$401.0	$298.2	$0.0
Processing	$M	$13,457.5	$0.0	$1,544.5	$1,999.2	$1,999.6	$1,998.8	$1,998.8	$1,999.2	$1,917.4	$0.0
General and administration	$M	$2,777.8	$0.0	$349.9	$452.7	$435.0	$432.8	$433.8	$357.2	$316.4	$0.0
Other	$M	$92.4	$7.4	$10.5	$12.4	$12.4	$12.4	$12.4	$12.4	$12.4	$0.0
Total operating costs	$M	$24,683.7	$51.5	$3,006.9	$4,415.6	$4,258.0	$4,008.5	$3,629.0	$2,769.9	$2,544.4	$0.0
OTHER COSTS
Taxes on bank transactions	$M	$144.7	$23.6	$21.8	$21.2	$20.5	$18.4	$16.1	$12.1	$11.1	$0.0
MINERAL RESERVE CASHFLOW (PRE-TAX)
Undiscounted cashflow	$M	$39,479.7	-$3,951.5	$5,532.2	$10,419.8	$7,234.1	$7,309.9	$8,056.7	$3,980.4	$787.3	$110.8
NPV10 (indicative)	$M	$6,433.2
NPV8 (indicative)	$M	$9,087.3
IRR	%	23.3%
MINERAL RESERVE CASHFLOW (POST-TAX)
Taxable income	$M	$37,129.3	$0.0	$4,518.5	$8,946.2	$6,108.7	$6,266.7	$7,188.8	$3,452.7	$647.8	$0.0
Tax paid	$M	-$11,072.2	$0.0	-$1,434.3	-$2,649.0	-$1,833.0	-$1,859.5	-$2,095.2	-$999.4	-$201.9	$0.0
Undiscounted cashflow	$M	$28,407.5	-$3,951.5	$4,097.9	$7,770.8	$5,401.1	$5,450.4	$5,961.5	$2,981.0	$585.5	$110.8
NPV10 (indicative)	$M	$3,973.3
NPV8 (indicative)	$M	$5,917.1
IRR	%	19.3%

Additional and separate ESIAs were submitted in September 2020 and November 2022 for the proposed access road and powerline, respectively.

These submissions remain under review by the relevant authorities.

DIVIDENDS

Metalla's long-term dividend goal is to pay out a target rate of 50% of the annualized operating cash flow of the Company. On December 11, 2017, Metalla's board of directors declared its first cash dividend, and Metalla paid monthly dividends from January 2018 through May 2020. On July 10, 2023, the board of directors declared the Special Dividend, in the amount of C$0.03 per Common Share. The board of directors of the Company will continue to assess the Company's ability to pay dividends during the 2026 financial year.

Over the past three most recently completed financial years, Metalla has declared the following dividends:

Financial Year	Payment Date	Amount per Common Share (C$)
January 1, 2023 - December 31, 2023	September 15, 2023	0.03

January 1, 2024 - December 31, 2024	N/A	N/A

January 1, 2025 - December 31, 2025	N/A	N/A

Any determination to pay any future dividends will remain at the discretion of the Company's board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The authorized share capital of the Company consists of an unlimited number of Common Shares without par value. As of December 31, 2025, there were 92,899,448 Common Shares issued and outstanding ([93,442,762] Common Shares as of the date hereof).

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Company's board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Warrants

As of December 31, 2025, there are no outstanding share purchase warrants issued by the Company.

Share Compensation Plan

In 2022, the Company adopted a new share compensation plan (the "Share Compensation Plan") that replaced and superseded all prior compensation plans of the Company. The Share Compensation Plan is a 10% "rolling" plan that provides for the granting of restricted share units (the "RSUs") and options to purchase Common Shares (the "Options"), and reflects our commitment to a long-term incentive compensation structure that aligns the interests of our employees with the interests of its shareholders. The Company's compensation committee (the "Compensation Committee") has been authorized to administer the Share Compensation Plan.

On May 11, 2023, following comments of the TSXV, the board of directors implemented certain administrative changes to the Share Compensation Plan, such administrative changes did not require shareholder approval pursuant to the TSXV policies.

Options

The following table summarizes the outstanding stock options granted by the Company as of December 31, 2025:

Expiry Date	Price per Share/Exercise Price per Security	Number and Type of Securities	Reason for Issuance
April 27, 2026	C$11.73	310,000 Options	Option Grant
August 27, 2026	C$9.17	217,800 Options	Replacement Options(1)
July 20, 2027	C$4.33	118,800 Options	Replacement Options(1)
August 16, 2027	C$5.98	415,000 Options	Option Grant
February 22, 2028	C$4.12	100,357 Options	Replacement Options(1)
December 28, 2028	C$4.05	777,500 Options	Option Grant
July 23, 2029	C$4.14	80,000 Options	Option Grant
February 20, 2030	C$4.41	945,000 Options	Option Grant

Notes:

(1) The Replacement Options were issued to former Nova optionholders in connection closing of the Arrangement. See "General Development of the Business - Current Business of Metalla - 3 Year History - Arrangement with Nova Royalty Corp." for further information.

RSUs

The following table summarizes the outstanding RSUs granted by the Company as of December 31, 2025:

Date	Price per Share/Exercise Price per Security	Number and Type of Securities	Reason for Issuance
December 28, 2023	C$4.05	266,250 RSUs	RSU Grant
July 23, 2024	C$4.14	255,000 RSUs	RSU Grant
December 9, 2024	C$3.96	40,000 RSUs	RSU Grant
February 20, 2025	C$4.41	520,788 RSUs	RSU Grant

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSXV under the symbol "MTA", on the NYSE market under the symbol "MTA" and on the Frankfurt Exchange under the Symbol "X9C". The following table sets forth information relating to the trading of the Common Shares on the TSXV for the months indicated.

TSXV
Period	High (C$)	Low (C$)	Volume
January 2025	4.27	3.62	407,628
February 2025	4.82	3.84	440,773
March 2025	4.49	3.76	368,653
April 2025	4.61	3.57	639,725
May 2025	4.43	3.83	447,790
June 2025	5.47	4.42	619,768
July 2025	5.90	5.12	605,769
August 205	7.69	5.29	561,637
September 2025	8.88	7.20	886,397
October 2025	10.84	8.72	1,712,979
November 2025	10.45	8.70	613,003
December 2025	11.84	9.89	897,916

The price of the Common Shares as quoted by the TSXV at the close of business on December 31, 2025 was C$10.56 and on the close of business on March 24, 2026 was C$9.34.

The Common Shares are also listed for trading on the NYSE under the symbol "MTA". The following table sets out the market price range and trading volumes of our Common Shares on the NYSE for the periods indicated.

NYSE
Period	High ($)(1)	Low ($)(1)	Volume
January 2025	2.955	2.50	6,244,527
February 2025	3.40	2.68	5,338,180
March 2025	3.17	2.595	8,249,280
April 2025	3.345	2.53	8,873,232
May 2025	3.24	2.75	4,947,243
June 2025	3.98	3.24	10,106,855
July 2025	4.34	3.75	7,837,835
August 2025	5.60	3.82	11,148,526
September 2025	6.41	5.25	16,894,678
October 2025	7.73	6.206	20,145,639
November 2025	7.49	6.18	9,552,515
December 2025	8.63	7.15	11,277,383

Note:

(1) Market prices have been rounded up to two decimal places.

The price of the Common Shares as quoted by the NYSE at the close of business on December 31, 2025 was $7.78 and on the close of business on March 24, 2026 was $6.91.

SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

The following table summarizes the Company's securities subject to restrictions on transfer as of the most recently completed financial year.

Designation of Class	Number of securities held in escrow or that are subject to contractual restriction on transfer	Percentage of Class
Common Shares	Nil	N/A

DIRECTORS AND OFFICERS

The following table sets forth the name, province/state and country of residence, position held with Metalla and principal occupation of each person who is a director and/or an executive officer of Metalla. Directors are elected at each annual meeting of Metalla's shareholders and serve as such until the next annual meeting of shareholders or until their successors are elected or appointed:

Name, Province/State and Country of Residence	Position(s) with the Company	Principal Occupation During Preceding Five Years	Number of Common Shares Owned directly or beneficially
Brett Heath Commonwealth of Puerto Rico	Director since September 1, 2016 and Chief Executive Officer since June 16, 2017	Chief Executive Officer of the Company since June 2017; President of the Company from September 2016 to July 2024. Mr. Heath also serves as non-executive Chairman of Key Carbon Ltd. since 2021.	3,379,845
Lawrence Roulston(1)(3)(4) Vancouver, British Columbia, Canada	Director since March 1, 2017	Founder of WestBay Capital Advisors, a private corporation providing advisory and capital market expertise to the mining industry. Mr. Roulston also serves as director for Galantas Gold Corporation and GT Resources Inc. He was previously a director of MTB Metals Corp., Enduro Metals Corp., and Silver Hammer Mining Corp.	148,848

Name, Province/State and Country of Residence	Position(s) with the Company	Principal Occupation During Preceding Five Years	Number of Common Shares Owned directly or beneficially
Alexander Molyneux(1)(3) Taipei City, Taiwan	Director since March 1, 2018	Mr. Molyneux was CEO of one of the world's largest publicly listed uranium producers, Paladin Energy Ltd. (ASX / TSX: PDN), Director of Galena Mining Ltd. (ASX: G1A) (2018 - 2022) (CEO, 2018-2021); Non-Executive Director of Tempus Resources Ltd. (ASX: TMR / TSXV: TMRR) (2018 - 2023); Non-Executive Chairman of Argosy Minerals Ltd. (ASX: AGY) (2016 - 2022); Azarga Metals Corp. (TSXV: AZR) (2016 - 2021). Prior to these mining industry executive and director roles, Mr. Molyneux was Managing Director, Head of Metals and Mining Investment Banking, Asia Pacific for Citigroup in Hong Kong.	297,927
James Beeby(2) North Vancouver, British Columbia, Canada	Director since May 14, 2019	Partner, Bennett Jones LLP (June 2018 - present).	21,285
Amanda Johnston(1)(2)(4) Oakville, Ontario, Canada	Director since August 16, 2022	Mrs. Johnston serves as the Vice President, Finance, of Osisko Metals Incorporated (TSX: OM), with a preceding position as a Vice President, Finance, of Osisko Mining Inc. prior to its sale prior to its sale to Gold Fields Limited. Mrs. Johnston also served as a director for Manitou Gold Inc., prior to its sale to Alamos Gold Inc.	22,953
Christopher Beer(2)(3) Oakville, Ontario, Canada	Director since December 9, 2024	Appointed Interim President and Chief Executive Officer of ATEX Resources Inc. February 1, 2026, pending Chief Executive Officer search. Mr. Beer has served as a non-executive Director of Atex Resources Inc. since June 2024. Mr. Beer currently serves as a non-executive Director and Chair of Fuerte Metals Corporation since November 2025. Managing Director and Senior Portfolio Manager at RBC Global Asset Management 2000 to March 2024.	80,000

Name, Province/State and Country of Residence	Position(s) with the Company	Principal Occupation During Preceding Five Years	Number of Common Shares Owned directly or beneficially
Jason Cho Vancouver, British Columbia, Canada	President since July 24, 2024	Chief Strategy Officer with Eldorado Gold from 2013 to 2023. President of the Company since July 24, 2024.	275,484
Saurabh Handa Vancouver, British Columbia, Canada	Chief Financial Officer since November 1, 2020	Chief Financial Officer of the Company since November 1, 2020. Director and Chair of the Audit Committee for K92 Mining Inc. (TSX: KNT); Principal of Handa Financial Consulting Inc.; Chief Financial Officer of Titan Mining Corp.; Vice President, Finance of Imperial Metals Corp.; Chief Financial Officer of Meryllion Resources Corp. Mr. Handa previously served as a Director and Chair of Audit Committee for Carbon Streaming Corp. (NEO: NETZ) (2021-2024).	86,105
Marjorie Winslow Vancouver, British Columbia, Canada	Corporate Secretary since July 9, 2025	Assistant corporate secretary for several TSX and TSX-V listed public companies since 1995, including serving as Metalla's assistant corporate secretary since May 2017.	5,000

Notes:

(1) Member of the audit committee of the Company (the "Audit Committee"). Ms. Johnston serves as Chair of the Audit Committee.

(2) Member of the corporate governance and nominating committee (the "CG&N Committee"). Mr. Beeby serves as Chairman of the CG&N Committee.

(3) Member of the Compensation Committee. Mr. Roulston serves as Chairman of the Compensation Committee.

(4) Member of the environmental, social and governance committee (the "ESG Committee"). Mr. Roulston serves as Chairman of the ESG Committee.

As of the date of this AIF, the directors and executive officers of the Company, as a group, beneficially owned, directly and indirectly, or exercised control or direction over 4,317,447 Common Shares, representing approximately 4.62% of the total number Common Shares outstanding before giving effect to the exercise of options or warrants to purchase Common Shares held by such directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, no director or executive officer of the Company is, as at the date hereof, or was within ten (10) years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, and that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

During the period between August 2015 to July 2018, Mr. Molyneux was the Chief Executive Officer of Paladin Energy Limited ("Paladin") and on February 2, 2018, Paladin announced the effectuation of a deed of company arrangement dated December 8, 2017 and the completion of a restructuring. On October 4, 2017 a cease trade order was issued against Paladin due to its failure to file certain continuous disclosure documents, but following the effectuation of the deed of company arrangement and filing of the necessary disclosure documents, the cease trade order was lifted in 2018.

Mr. Roulston became a director of KBL Mining Ltd. ("KBL") in March 2015, a company listed on the Australian Stock Exchange at the time, as a result of being the director nominee of Quintana Resources Capital ULC (an investor in KBL by way of a streaming transaction which was secured by KBL's Mineral Hill mine). On September 7, 2016, Mr. Roulston resigned his position as director and on September 8, 2016, KBL was placed into voluntary administration and on September 19, 2016, receivers were appointed. KBL is now permanently suspended from trading.

Except as disclosed below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to materially affect control of the Company,

(i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Except as disclosed below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to,

(i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of the Company's knowledge, and other than as disclosed in this AIF, there are no known existing or potential material conflicts of interest between the Company and any director or officer of the Company, except that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies. Moreover, James Beeby is a partner of Bennett Jones LLP which provides legal services to the Company from time to time.

Directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development or investment in natural resource companies and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the BCBCA and other applicable laws.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not party to any material legal proceedings or regulatory actions as of the date of this AIF. The Company is not aware of any material contemplated legal proceedings involving it or its operations.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed below, no directors, executive officers or principal shareholders of the Company or any associate or affiliate of the foregoing have had any material interest, direct or indirect, in any transactions in which the Company has participated in its three most recently completed financial years, which has materially affected or is reasonably expected to materially affect the Company.

Mr. Heath was Chairman of Nova prior to and during the Arrangement. See "General Development of the Business - Current Business of Metalla - 3 Year History - Arrangement with Nova Royalty Corp." for additional information.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Odyssey Trust Company at its principal office in Vancouver, British Columbia.

MATERIAL CONTRACTS

The Company entered into the following material contract within the fiscal year ended December 31, 2025, or since such time or before such time that are still in effect, other than in the ordinary course of business:

• the Revolving Credit Facility - see "General Development of the Business - Current Business of Metalla - 3 Year History - Revolving Credit Facility" for further information.

INTERESTS OF EXPERTS

The scientific and technical information contained in this AIF was reviewed and approved by Charles Beaudry, M.Sc., P.Geo. and géo. and a "Qualified Person" as defined in NI 43-101.

To the knowledge of Metalla, Mr. Beaudry holds less than 1% of the outstanding Common Shares or of any associate or affiliate of Metalla as of the date hereof. Mr. Beaudry has not and will not receive any direct or indirect interest in any securities of Metalla as a result of the review and approval of the scientific and technical disclosure included in this AIF.

KPMG LLP,  the auditors of the Company's audited financial statements as of and for the year ended December 31, 2024 and 2025 has confirmed that they are independent of  the Company  within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

AUDIT COMMITTEE

The Audit Committee is responsible for monitoring the Company's systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company's external auditors. The Audit Committee is also responsible for reviewing the Company's annual audited financial statements, unaudited quarterly financial statements and management's discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Company.

The Audit Committee's charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Company's board of directors. A copy of the charter is attached hereto as Schedule "A". In the opinion of the board of directors of the Company, all members of the Audit Committee are "financially literate" and "independent," as such terms are defined by (i) National Instrument 52-110 - Audit Committees; (ii) the NYSE American LLC Company Guide; and (iii) Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act").

The following are the current members of the Audit Committee:

Amanda Johnston (1)

Lawrence Roulston

Alexander Molyneux

Note:

(1) Chairman of the Audit Committee

Relevant Education and Experience

As noted above, each member of the Audit Committee is financially literate. Collectively, the Audit Committee members have the education and experience to fulfill their responsibilities as outlined in the Audit Committee charter. Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Name of Member	Education	Experience
Amanda Johnston	Bachelor of Accounting (Honours) - Brock University Chartered Accountant Designation	Mrs. Johnston obtained her Chartered Accountant designation in 2012 and has over 15 years of experience in both the mining industry and audit and assurance groups.

Mrs. Johnston currently serves as the Vice President, Finance, for Osisko Metals Incorporated. She also served as a director of Osisko Mining Inc. prior to its takeover. Prior to joining Osisko Mining Inc., she held multiple roles at Corsa Coal Corp. and Collins Barrow LLP (now RSM Canada LLP).

Mrs. Johnston also previously served on the Audit Committee for Manitou Gold Inc.

Name of Member	Education	Experience
Lawrence Roulston	Bachelor of Science - Geology University of British Columbia	Mr. Roulston is a mining professional with over 40 years of diverse hands-on experience and currently provides business advisory and capital markets expertise to the junior and mid-tier sectors of the mining industry. From 2014 to 2016, he was President of Quintana Resources Capital, which provided resource advisory services for US private investors, focused primarily on streaming transactions. Prior to that, Mr. Roulston was a mining analyst and consultant, as well as the editor of "Resource Opportunities", an independent investment publication focused on the mining industry.

Mr. Roulston was also an analyst or executive with various companies in the resources industry, both majors and juniors and he has graduate level training in business.

Mr. Roulston has experience serving as a member of the audit committees of the board of directors of several companies.
Alexander Molyneux	Bachelor of Economics - Monash University, Australia Graduate Diploma of Mineral Exploration, Geoscience - Curtin University (WA School of Mines), Australia	Mr. Molyneux is an experienced metals and mining industry executive and financier and has more than 15 years service as an executive officer and/or director of publicly listed companies.

Prior to these executive and director roles, Mr. Molyneux was Managing Director, Head of Metals and Mining Investment Banking, Asia Pacific for Citigroup in Hong Kong. As a specialist resources investment banker, he spent approximately 10 years providing advice and investment banking services to natural resources corporations.

Mr. Molyneux continues to be based in Asia where he has an extensive network within the institutional investment community and local participants in the metals and mining industry.

The board of directors of the Company has determined that at least two members of the Audit Committee,  Amanda Johnston and Lawrence Roulston, (i) are financially sophisticated within the meaning of Rule 803B of the NYSE American LLC Company Guide; (ii) are each an "audit committee financial expert" as defined in Item 407(d)(5)(ii) and (iii) of Regulation S-K; and (iii) are independent (as determined under Exchange Act Rule 10A-3 and Section 803A of the NYSE American LLC Company Guide).

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 (De Minimis Non-audit Services) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110. Part 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

The Audit Committee's charter sets out responsibilities regarding the provision of non-audit services by the Company's external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor's independence and requires Audit Committee pre-approval of all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by Company's external auditors; provided, however, that pre-approval of services other than audit, review or attest services is not required if such services:

(a) constitute, in the aggregate, no more than 5% of the total amount of revenues paid by the Company to the external auditor during the fiscal year in which the services are provided;

(b) were not recognized by the Company at the time of the engagement to be non-audit services; and

(c) are promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee to whom authority to grant such approvals has been delegated by the Audit Committee.

All non-audit services performed by the Company's external auditors for the period ended December 31, 2025 have been pre-approved by our Audit Committee. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

External Auditor Service Fees

KPMG LLP acted as the Company's independent registered public accounting firm for the fiscal years ended December 31, 2025 and December 31, 2024. The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Auditor	Audit Fees (1) (C$)	Audit Related Fees (2) (C$)	Tax Fees (3) (C$)	All Other Fees (4) (C$)
December 31, 2025	KPMG	$495,732	$Nil	$Nil	$Nil
December 31, 2024	KPMG	$365,517	$Nil	$Nil	$Nil

Notes:

(1) The aggregate audit fees billed.

(2) The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and which are not included under the heading "Audit Fees".

(3) The aggregate fees billed for professional services rendered by the external auditor for tax compliance, tax advice, and tax planning.

(4) The aggregate fees billed for products and services other than as set out under the headings "Audit Fees", "Audit Related Fees" and "Tax Fees".

OTHER COMMITTEES

Compensation Committee: The Compensation Committee is responsible for reviewing of all compensation (including stock options) paid by the Company to the board of directors, executive officers and employees of the Company and any subsidiaries, reporting to the board of directors on the results of those reviews and making recommendations to the board of directors for adjustments to such compensation. The Compensation Committee consists of three directors, all of whom are independent (outside, non-management) directors (Lawrence Roulston - (Committee Chairman), Alexander Molyneux and Christopher Beer). Each member of the Compensation Committee has direct experience relevant to their responsibilities on the Compensation Committee, including acting as officers and directors of other publicly traded companies so that they are familiar with remuneration in the Company's industry.

CG&N Committee: The CG&N Committee is responsible for advising the board of directors of the appropriate corporate governance procedures that should be followed by the Company and the board of directors and monitoring whether they comply with such procedures. The CG&N Committee consists of three directors, all of whom are independent (outside, non-management) directors (James Beeby - (Committee Chairman), Amanda Johnston and Christopher Beer).

ESG Committee: The ESG Committee is responsible for (i) implementing the Company's environmental, social and governance ("ESG") practices pursuant to the ESG Committee's charter, (ii) evaluating and monitoring the ESG performance of the companies which operate the properties in which the Company has a Royalty or Stream interest or is considering acquiring such an interest, and (iii) preparing reports to the board of directors on ESG performance and related matters. The ESG Committee consists of two independent (outside, non-management) directors (Lawrence Roulston - (Committee Chairman) and Amanda Johnston).

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR+ at www.sedarplus.ca. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company to be filed on SEDAR+ at www.sedarplus.ca. Additional financial information is provided in the Company's audited financial statements and management's discussion and analysis for the financial year ended December 31, 2025.

SCHEDULE "A"

AUDIT COMMITTEE CHARTER

I. MANDATE

The Audit Committee (the "Committee") of the Board of Directors (the "Board") of Metalla Royalty & Streaming Ltd. (the "Company") shall assist the Board in fulfilling its financial oversight responsibilities by overseeing the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company. The Committee's primary duties and responsibilities under this mandate are to serve as an independent and objective party to:

1. Oversee the quality and integrity of the Company's financial statements and other financial information;

2. Oversee the compliance of such statements and information with legal and regulatory requirements;

3. Recommend the appointment of the Company's independent external auditor after considering the qualifications and independence of such external auditor (the "Auditor"); and

4. Oversee the performance of the Company's internal accounting procedures and Auditor.

II. STRUCTURE AND OPERATIONS

A. Composition

The Committee shall be comprised of at least three members, each of whom is a director of the Company who meets the independence, financial literacy and other requirements set out below.

B. Qualifications

Each member of the Committee must meet the independence requirements of all applicable Canadian and United States securities laws and stock exchange rules (collectively, the "AC Rules") unless an exemption is available.

No member of the Committee may, other than in his or her capacity as a member of the Committee, the Board, or any other committee of the Board, accept directly or indirectly any consulting, advisory, or other "compensatory fee" (as such term is defined under applicable AC Rules) from, or be an "affiliated person" (as such term is defined under applicable AC Rules) of, the Company or any subsidiary of the Company unless an exemption or exception under applicable AC Rules is available.

A member of the Committee must not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years unless an exemption or exception under applicable AC Rules is available.

Each member of the Committee must be able to read and understand fundamental financial statements, including the Company's statement of financial position, statement of income, and statement of cash flows.

At least one member of the Committee must be "financially sophisticated", as defined in the AC Rules, in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities. An "audit committee financial expert" (as such term is defined under Item 407(d)(5)(ii) and (ii) of Regulation S-K) is presumed to qualify as financially sophisticated.

C. Appointment and Removal

In accordance with the Company's Articles, the members of the Committee shall be appointed by the Board and shall serve until such member's successor is duly elected and qualified or until such member's earlier resignation or removal. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

D. Chair

Unless the Board shall appoint a Chair, the members of the Committee shall designate a Chair by the majority vote of all of the members of the Committee. The Chair shall call, set the agendas for, and chair all meetings of, the Committee.

E. Sub-Committees

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that a decision of such subcommittee to grant a pre-approval shall be presented to the full Committee at its next scheduled meeting.

F. Meetings

The Committee shall meet as often as is necessary to fulfil its duties respecting the Company's quarterly and annual financial statements but not less than on a quarterly basis as provided in this Charter. The Committee should meet with the Auditor and management annually to review the Company's financial statements in a manner consistent with, and to discharge its duties under, Section III of this Charter.

The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company's annual financial statements and, if the Committee feels it is necessary or appropriate, at every other meeting. On request by the Auditor, any member of the Committee, Chief Executive Officer or Chief Financial Officer, the Chair shall call a meeting of the Committee to consider any matter that a member of the Committee, the Auditor, Chief Executive Officer or Chief Financial Officer believes should be brought to the attention of the Committee, and unless a later date is requested, such meeting shall be convened within 48 hours of such request.

At each meeting, a quorum shall consist of a majority of the members comprising the Committee.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee believes would be appropriate to discuss privately.

The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

III.  DUTIES

A. Introduction

The following functions shall be the common recurring duties of the Committee in carrying out its purposes outlined in Section I of this Charter. These duties should serve as a guide with the understanding that the Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern which the Committee in its sole discretion deems appropriate for study or investigation by the Committee.

The Committee shall be given full access to the Company's internal accounting staff, managers, other staff and Auditor as necessary to carry out these duties. While acting within the scope of its stated purpose, the Committee shall have all the authority of, but shall remain subject to, the Board. Notwithstanding the foregoing, the Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the Auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit or performing other audit, review or attest services for the Company.

The Company must provide appropriate funding, as determined by the Committee, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, (ii) compensation to any independent counsel or other advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out the Committee's duties.

B. Powers and Responsibilities

The Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Committee shall:

Independence of Auditor

1) Actively engage in a dialogue with the Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the Auditor and, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Company.

2) Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.

3) Require the Auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company to report directly to the Committee.

4) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Company.

Performance & Completion by Auditor of its Work

5) Be directly responsible for the appointment, compensation, retention and oversight of the work of the Auditor and any other registered public accounting firm engaged (including resolution of disagreements between management and the Auditor or such public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

6) Review annually the performance of the Auditor, and either appoint a new Auditor or recommend to shareholders that the existing Auditor be re-elected.

7) Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by the Auditor; provided, however, that pre-approval of services other than audit, review or attest services is not required if such services:

(a) constitute, in the aggregate, no more than 5% of the total amount of fees paid by the Company to the Auditor during the fiscal year in which the services are provided;

(b) were not recognized by the Company at the time of the engagement to be non-audit services; and

(c) are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

Preparation of Financial Statements

8) Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies.

9) Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company's financial statements or accounting policies.

10) Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

11) Review management's annual report on, and assess the integrity of, the internal controls over the financial reporting of the Company and monitor the proper implementation of such controls.

12) Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

13) Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:

(a) The adoption of, or changes to, the Company's significant auditing and accounting principles and practices as suggested by the Auditor or management.

(b) Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

Public Disclosure by the Company

14) Review and recommend to the Board for approval the Company's annual and interim financial statements, annual and interim Management's Discussion and Analysis, Annual Information Form, annual report filed pursuant to the Exchange Act on Form 40-F (or such other form as may apply), future-oriented financial information or pro-forma information, and other financial disclosure in continuous disclosure documents, including within any annual or interim profit or loss press releases, and any certification, report, opinion or review rendered by the external auditor, before the Company publicly discloses such information.

15) Review the Company's financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

16) Review any disclosures made to the Committee by the Company's Chief Executive Officer and Chief Financial Officer during their certification process of the Company's financial statements and public disclosure about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.

17) Review, with the Company's counsel, legal and regulatory compliance matters, and matters that could have a significant impact on the organization's financial statements.

Related Party Transactions

18) Review and approve related party transactions as required under applicable AC Rules.

Manner of Carrying Out its Mandate

19) Consult, to the extent it deems necessary or appropriate, with the Auditor but without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

20) Request any officer or employee of the Company or the Company's outside counsel or Auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

21) Have the authority, if it deems it necessary or appropriate, to engage independent legal counsel, and accounting or other advisers to advise the Committee.

22) Meet separately, if it deems it necessary or appropriate, with management and the Auditor.

23) Make periodic reports to the Board as is necessary or required.

24) Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

25) Annually review the Committee's own performance.

26) Provide an open avenue of communication between the Auditor and the Board.

27) Not delegate these responsibilities other than to one or more independent members of the Committee the authority to pre-approve, which the Committee must ratify at its next meeting, audit and permitted non-audit services to be provided by the Auditor.

C. Whistle-Blower Policy

The Committee shall establish and annually review the procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and violations or suspected violations of the Company's Code of Business Conduct and Ethics, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters  and violations or suspected violations of the Company's Code of Business Conduct and Ethics,

D. Limitation of Audit Committee's Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditor.

This amended Charter was approved by the Board of Directors on May 7, 2025.